SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2017

OR

[ ]        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2017 and 2016
Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017

(b)	The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23)        Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
Wells Fargo & Company 401(k) Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplementary Information
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1989.

San Francisco, California
June 28, 2018

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016
	2017	2016
Assets:
Investments at fair value (notes 3, 4, and 5):
Wells Fargo ESOP Fund (note 3):
Company common stock:
Allocated	$9,519,058,204	8,971,697,535
Unallocated	667	606
Company convertible preferred stock – unallocated	2,054,946,114	1,712,154,012
Short-term investments:
Allocated	120,832,179	113,638,960
Unallocated	—	24,579,582
	11,694,837,164	10,822,070,695
Wells Fargo Non-ESOP Fund (note 3):
Company common stock	856,029,189	921,630,211
Short-term investments	16,716,911	14,831,296
	872,746,100	936,461,507
Multi-manager funds:
Collective investment funds	6,149,102,891	4,962,919,797
Mutual funds	3,867,127,774	2,977,525,544
	10,016,230,665	7,940,445,341
Collective investment funds	16,841,114,741	13,670,572,507
Mutual funds	510,176,320	501,546,607
Wells Fargo Stable Value Fund
Collective investment funds	593,091,173	554,368,647
Investments at fair value	40,528,196,163	34,425,465,304
Investments at contract value
Wells Fargo Stable Value Fund
Security-backed contracts	3,900,891,586	3,966,813,473
Total investments	44,429,087,749	38,392,278,777
Notes receivable from participants	1,075,023,392	1,020,030,226
Employer match contribution receivable	216,646,067	208,122,591
Employer profit sharing contribution receivable	189,207,562	184,689,887
Other assets	3,675,426	—
Accrued income	693,801	207,910
Total assets	45,914,333,997	39,805,329,391
Liabilities:
ESOP notes payable – unallocated (notes 4 and 13)	(1,677,939,127)	(1,565,132,061)
Excess contributions and earnings payable (notes 2(k) and 15)	(31,211)	(78,250)
Other liability (note 10)	—	(30,000)
Total liabilities	(1,677,970,338)	(1,565,240,311)
Net assets available for benefits	$44,236,363,659	38,240,089,080

See accompanying notes to financial statements.

3

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016
	2017	2016
Investment income:
Net appreciation in fair value of investments	$5,023,659,042	1,464,456,517
Dividends, net of pass-through dividends of $43,603,908
and $48,723,091 respectively	674,494,893	675,793,182
Interest	88,118,329	81,089,935
Total investment income	5,786,272,264	2,221,339,634
Contributions:
Employer	1,302,775,386	1,133,518,391
Participants, net of excess contributions of $28,355 and
$71,039, respectively	1,684,570,451	1,612,939,642
Total contributions	2,987,345,837	2,746,458,033
Interest income from notes receivable from participants	56,945,814	52,704,801
Other income (note 9)	3,753,543	3,057
Total additions to plan assets	8,834,317,458	5,020,505,525
Benefits paid to participants	(2,798,660,194)	(2,529,611,559)
ESOP interest expense	(39,382,685)	(36,955,895)
Total deductions to plan assets	(2,838,042,879)	(2,566,567,454)
Net increase	5,996,274,579	2,453,938,071
Net assets available for benefits:
Beginning of year	38,240,089,080	35,786,151,009
End of year	$44,236,363,659	38,240,089,080

See accompanying notes to financial statements.

4

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)       General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company”, "Wells Fargo" or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions (before‑tax, Roth, or a combination of both) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service, subject to other eligibility requirements. Employees are also eligible to receive employer discretionary profit sharing contributions, if awarded by the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.
The Plan is a safe harbor 401(k) plan under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions, and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k).
The Plan is administered by the Plan Administrator. The Plan document requires that Company common stock be offered as an available investment option to participants through the Wells Fargo ESOP Fund and the Wells Fargo Non‑ESOP Fund. The Employee Benefit Review Committee (the “Committee”) has discretion under the Plan to offer additional investment alternatives to participants. Under the terms of a trust agreement between the Company, Wells Fargo Bank, N.A. (the “Trustee”), which is a wholly owned subsidiary of the Company, and the Plan, the Trustee manages the Plan's assets in one or more funds (“Trust”) on behalf of the Plan. GreatBanc Trust Company has been appointed the Independent Fiduciary (the “Independent Fiduciary”) to act as a named fiduciary by the Company for limited purposes in connection with the ESOP provisions of the Plan.
Effective January 1, 2017, the Plan was amended and restated to (i) incorporate all previous separate amendments; (ii) to clarify and update various Plan provisions, including Internal Revenue Service (IRS) limits; and (iii) incorporate various revisions necessary to reflect the cessation of allocation of contributions into the Wells Fargo Non-ESOP Fund effective for periods on or after July 1, 2017, the direction to the Committee to eliminate the Non-ESOP Fund on or before March 31, 2019, and the freezing of the Non-ESOP Fund to new investment for all individuals except for those who meet the definition of “Non-Corporate Participant” as that term is defined in the Plan; (iv) reflect a modification of disaster relief provisions to incorporate reference to statutory relief and regulatory relief, and to

5(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

incorporate administrative procedures for implementing such relief (as developed by the Plan Administrator); (v) reflect an addition of a new appendix to reflect plan terms affected by acquisition of Golden Capital Management LLC and full vesting provisions for participants affected by certain 2017 divestitures; and (vi) update the address and definition of the Plan Administrator.

Effective January 1, 2016, the Plan was amended and restated to, in general: (i) update the year to which the reinstatement relates; (ii) insert new or remove old historical references; and (iii) clarify and update various Plan provisions.

(b)        Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ annual, eligible certified compensation. Participants age 50 or older can make before-tax catch‑up, or Roth catch‑up (or a combination of both) salary deferral contributions each year in accordance with limits set by the IRS. Catch‑up contributions are generally not eligible for employer matching contributions. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund (for periods prior to July 1, 2017), which are both primarily invested in the Company’s common stock, and participants can reallocate their Plan account balance, including employer matching contributions, at any time. All actively employed participants in the Plan are fully vested in their employer matching contributions.
The Company may make a discretionary profit sharing contribution to the Plan for a year, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of annual, eligible certified compensation). The profit sharing contributions are automatically invested in the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund (for periods prior to July 1, 2017), which are both primarily invested in the Company’s common stock, and become 100% vested after three years of service. Participants can transfer out of the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund into any other available investment funds under the 401(k) Plan at any time. For the years ended December 31, 2017 and 2016, the Company made a 1% discretionary contribution totaling $189,207,562 and $184,689,887 respectively.
Plan participants may also elect to roll over distributions from a former employer’s qualified retirement plan or a qualified Individual Retirement Account to the Plan.

(c)        Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions; the Company’s matching contributions, and any discretionary profit sharing contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.

6(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(d)        ESOP Plan Notes
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2017 and 2016, the Plan borrowed money from the Company to buy Company preferred stock (note 13).
(e)        Payment of Benefits and Forfeitures
Upon termination of employment, a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution. The option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash; however, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock in-kind with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination, unless the participant elects to rollover their account balance or takes the portion of their account invested in the Company’s common stock in-kind.
While employed, a participant may make withdrawals from his or her Plan account (as allowed under IRS regulations) subject to certain restrictions, as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the portion of their withdrawal invested in the Company’s common stock be disbursed in-kind with the value of fractional shares paid in cash.
When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer contributions were approximately $1,617,000 and $3,521,000 for the years ended December 31, 2017 and 2016, respectively. The unallocated forfeiture account balance was approximately $0 for both years ended December 31, 2017 and 2016.

(f)         Notes Receivable from Participants
Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months, or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans

7(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

may be repaid in full at any time. As of December 31, 2017, interest rates ranged from 3.25% to 11.50% and loans mature through December 31, 2037.
Upon termination of employment or death, loans must be repaid by the last business day of the calendar quarter following the calendar quarter in which termination or death occurred, or a taxable distribution will be declared.
(g)        ESOP
The Plan purchases Company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Wells Fargo ESOP Fund or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.
For periods prior to July 1, 2017, certain participants in the Plan were not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants were automatically invested in the Company common stock in the Wells Fargo Non‑ESOP Fund. For periods on or after July 1, 2017, all active participants in the Plan are eligible to invest in the Wells Fargo ESOP Fund. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund are reinvested in the Wells Fargo Non‑ESOP Fund.

(h)        Investment Options
Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 27 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Wells Fargo State Street Target Date Fund™ CIT, an age-based series of target retirement date funds. Participants may change their deferral percentage or investment direction at any time.
Employer contributions are automatically invested in Company common stock. Shares of Company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Wells Fargo ESOP Fund or the Wells Fargo Non‑ESOP Fund at any time and reinvest in any of the other eligible investment funds.

8(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(2)         Summary of Significant Accounting Policies
(a)        Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)        Investment Funds
As of December 31, 2017, the Trust is comprised of the following 28 investment funds:

Wells Fargo 100% Treasury Money Market Fund	Global Bond Fund
Wells Fargo Stable Value Fund	U.S. Bond Index Fund
Wells Fargo / State Street Target Today CIT	Large Cap Value Fund
Wells Fargo / State Street Target 2010 CIT	S&P 500 Index Fund
Wells Fargo / State Street Target 2015 CIT	Large Cap Growth Fund
Wells Fargo / State Street Target 2020 CIT	S&P Mid Cap Index Fund
Wells Fargo / State Street Target 2025 CIT	Russell Small Cap Index Fund
Wells Fargo / State Street Target 2030 CIT	Small Cap Fund
Wells Fargo / State Street Target 2035 CIT	International Index Fund
Wells Fargo / State Street Target 2040 CIT	International Equity Fund
Wells Fargo / State Street Target 2045 CIT	Emerging Markets Equity Fund
Wells Fargo / State Street Target 2050 CIT	NASDAQ 100 Index Fund
Wells Fargo / State Street Target 2055 CIT	Wells Fargo ESOP Fund
Wells Fargo / State Street Target 2060 CIT	Wells Fargo Non-ESOP Fund
Under the terms of the Trust agreement, the Trustee maintains custody of the 28 funds on behalf of the Plan.
(c)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns.
(d)        Fair Value Definition and Hierarchy
Investments are reported at fair value. The Plan bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Their value measurements are based on exit prices and determined by maximizing the use of observable inputs. However, for certain investments the Plan may utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market, which requires greater judgment in measuring fair value.

9(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.

•
Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirely. If Level 3 inputs are considered significant, the instrument is classified as Level 3. See note 5 for discussion on fair value measurements.
(e)        Investments Valuation and Income Recognition
Securities transactions are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation or (depreciation) includes gains and or losses on investments bought and sold as well as held during the year.
As of December 31, 2017 and 2016, the Plan owned approximately 3.12% and 3.27%, respectively, of the issued common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owned 1,774,652 shares and 1,439,181 shares of convertible preferred stock of the Company with a fair value of approximately $2,055 million and $1,712 million as of December 31, 2017 and 2016, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.
On February 2, 2017, the Plan purchased 950,000 shares of 2017 ESOP cumulative convertible preferred stock from the Company for $981 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,033 per share as of

10(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

purchase date, with cumulative dividends payable quarterly at an initial annual rate of 7.00%. The note bears interest at 1.90% and is due December 31, 2026.

On January 7, 2016, the Plan purchased 1,150,000 shares of 2016 ESOP cumulative convertible preferred stock from the Company for $1,249 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,086 per share as of purchase date, with cumulative dividends payable quarterly at an initial annual rate of 9.30%. The note bears interest at 1.70% and is due December 31, 2025.

(f)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan and Plan loan rules, as determined by the Plan Administrator.
(g)       Security-Backed Contracts
(i)     Description
The Wells Fargo Stable Value Fund (the “Stable Value Fund”) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The Stable Value Fund also invests in Wells Fargo Stable Return Fund G, which has an investment objective similar to that of the Stable Value Fund, and Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets. The Stable Value Fund uses these investments for daily liquidity needs.
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Stable Value Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Stable Value Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. No payments related to the security backed contracts were made by the issuers during the years ended December 31, 2017 and 2016.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each investment contract have at least an "A-"

11(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

rating as of the contract effective date, and that  all underlying portfolio assets be rated investment grade at the time of purchase.
(ii)     Valuation of Investments
Security-backed contracts are carried at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year). The collective investment fund and short‑term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.

(iii)  Withdrawal and Termination Provisions
All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Stable Value Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Stable Value Fund may elect to convert such termination to an amortization election as described below. In addition, if the Stable Value Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Stable Value Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would

12(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

•	the delivery of any communication to Plan participants designed to influence a participant not to invest in the Plan.
At this time, the Stable Value Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(iv)    Investment Transactions and Interest Income
Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.
(v)     Unit Issues, Redemptions, Distributions
In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Stable Value Fund is calculated daily, and net investment income and realized and unrealized gains

13(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

on investments are not distributed, but rather reinvested and reflected in the net asset value of the Stable Value Fund. Units of the Stable Value Fund are issued and redeemed at the current net asset value.
(vi)   Securities Purchased on a Forward-Commitment Basis
Delivery and payment for securities that have been purchased by the portfolios underlying the security-backed contracts of the Stable Value Fund on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the portfolios underlying the security-backed contracts if the Stable Value Fund makes such purchases while remaining substantially fully invested.
In connection with its ability to purchase securities on a forward-commitment basis, the Stable Value Fund may enter into mortgage dollar rolls in which the Stable Value Fund sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date at a lower purchase price relative to the current market.
(vii)  Securities Sold on a Forward-Commitment Basis
The portfolios underlying the security-backed contracts of the Stable Value Fund may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, is used to satisfy the commitment.
Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked-to-market” like other securities in the Stable Value Fund, and the change in fair value is recorded by the portfolios underlying the security-backed contracts as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolio realizes a gain or loss. If the underlying portfolio delivers securities under the commitment, the underlying portfolio realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.
(viii)  Futures Transactions
The Stable Value Fund may use futures contracts to gain or to hedge against broad market or interest rate exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security-backed contracts of the Stable Value Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the

14(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.
Upon entering into a futures contract, the Stable Value Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Stable Value Fund each day. The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures contract is closed or expires. With futures, there is minimal counterparty risk to the Stable Value Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.
(ix)   Expenses
The Stable Value Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2017 and 2016 were $204,079 and $296,479, respectively, based on separate agreements for various types of instruments.

(h)          Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(i)          Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(j)        Payment of Benefits
Benefits are recorded when paid.
(k)    Excess Contributions and Earnings Payable
Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2017 and 2016, $31,211 and $78,250, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.

15(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(3)        Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund
The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund, Wells Fargo Non‑ESOP Fund and the Unallocated Reserve in proportion to “votes’ cast by participants.
Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased. Participants may not elect to have dividends on their vested accounts in the Wells Fargo Non‑ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund are reinvested in the Plan within the Wells Fargo Non‑ESOP Fund.
The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.
In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of Company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. Such reclassification amounted to $125.2 million in 2017. There were no such reclassifications in 2016.

16(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2017 and 2016 is presented in the following tables.

	2017	2016
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company common stock	$667	606
Company convertible preferred stock	2,054,946,114	1,712,154,012
Short-term investments	—	24,579,582
Total investments	2,054,946,781	1,736,734,200
Accrued income	86,017	20,231
Total assets	2,055,032,798	1,736,754,431
Liabilities:
Notes payable	(1,677,939,127)	(1,565,132,061)
Total liabilities	(1,677,939,127)	(1,565,132,061)
Net assets available for benefits	$377,093,671	171,622,370
Company common shares:
Number of shares	11	11
Cost	$598	516
Fair value	667	606
Company convertible preferred shares:
Number of shares	1,774,652	1,439,181
Cost	$1,903,699,122	1,565,131,966
Estimated fair value	2,054,946,114	1,712,154,012

17(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

	2017	2016
	ESOP	ESOP
	Unallocated	Unallocated
Contributions	$675,271,150	761,227,908
Net depreciation	(21,987,428)	(144,171,427)
Dividend income	166,044,527	169,421,899
Interest income	283,492	50,200
Notes payable interest expense	(39,382,685)	(36,955,895)
Release of common stock 11,167,204 and 23,249,347
shares for 2017 and 2016, respectively	(574,757,755)	(942,417,907)
Increase (decrease) in net assets	205,471,301	(192,845,222)
Net assets:
Beginning of year	171,622,370	364,467,592
End of year	$377,093,671	171,622,370

(5)        Fair Value Measurements
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.
Investments in mutual funds are valued at fair value based upon quoted prices in an active market.
Investments in collective investment funds are redeemable daily at NAV, which is the readily determinable fair value. The price per share is quoted on a private market that is not active; however, the price per share is based on the value of the underlying investments, which are traded on an active market.
Investments in multi-manager funds are comprised of publicly traded mutual funds, which are valued at fair value based upon quoted prices in an active market, and collective investment funds that are valued at NAV. The NAV is based upon the value of the underlying investments which are traded on an active market.
Investments in the Stable Value Fund’s collective investment funds are valued at NAV as described above.

Investments in the Company’s common stock are valued at quoted market values.
Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which

18(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.
The Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short‑term investments are investments in collective investment funds.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Please refer to note 2(d) for the definition of fair value and the fair value hierarchy.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016, respectively:

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	16,841,114,741	—	16,841,114,741
Mutual funds	510,176,320	—	—	510,176,320
Multi-manager funds:
Collective investment funds	—	6,149,102,891	—	6,149,102,891
Mutual funds	3,867,127,774	—	—	3,867,127,774
Total multi-
manager funds	3,867,127,774	6,149,102,891	—	10,016,230,665
Stable Value Fund
Collective investment funds	—	593,091,173	—	593,091,173
Company common stock	10,375,088,060	—	—	10,375,088,060
Company convertible preferred
stock	—	—	2,054,946,114	2,054,946,114
Short term investments	—	137,549,090	—	137,549,090
Total investments
at fair value	$14,752,392,154	23,720,857,895	2,054,946,114	40,528,196,163

19(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Collective investment funds	$—	13,670,572,507	—	13,670,572,507
Mutual funds	501,546,607	—	—	501,546,607
Multi-manager funds:
Collective investment funds	—	4,962,919,797	—	4,962,919,797
Mutual funds	2,977,525,544	—	—	2,977,525,544
Total multi-
manager funds	2,977,525,544	4,962,919,797	—	7,940,445,341
Stable Value Fund
Collective investment funds	—	554,368,647	—	554,368,647
Company common stock	9,893,328,352	—	—	9,893,328,352
Company convertible preferred
stock	—	—	1,712,154,012	1,712,154,012
Short term investments	—	153,049,838	—	153,049,838
Total investments
at fair value	$13,372,400,503	19,340,910,789	1,712,154,012	34,425,465,304

Changes in Fair Value Levels
The Plan monitors the availability of observable market data to assess the appropriate classification of investments within the fair value hierarchy and transfers between Level 1, Level 2 and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes in availability of observable market data, which also may result in changing the valuation techniques used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There were no transfers between the fair value levels in 2017 or 2016.

20(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Company
convertible
preferred
stock
Balance, December 31, 2015	$1,726,518,654
Realized losses	(126,088,128)
Unrealized losses relating to instruments still held at the reporting date	(18,083,376)
Purchases	1,248,900,000
Sales	(1,045,824,194)
Issuances	906,104,734
Settlements	(979,373,678)
Balance, December 31, 2016	1,712,154,012
Realized losses	(51,395,548)
Unrealized gains relating to instruments still held at the reporting date	29,408,055
Purchases	981,350,000
Sales	(868,542,935)
Issuances	866,112,967
Settlements	(614,140,437)
Balance, December 31, 2017	$2,054,946,114

Level 3 Significant Unobservable Inputs
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

			Significant
	Fair value	Valuation	unobservable	Range of	Weighted
	Level 3	techniques	inputs	inputs	average (1)
December 31, 2017:
Convertible preferred stock	$2,054,946,114	Discounted	Discount
		cash flow	rate	3.78% – 4.24%	4.08%
December 31, 2016:
Convertible preferred stock	$1,712,154,012	Discounted	Discount
		cash flow	rate	3.27% – 4.22%	4.03%
(1)	Weighted averages are calculated using outstanding shares.

21(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Level 3 Valuation Processes and Significant Fair Value Input Sensitivity
The Independent Fiduciary, acting on behalf of the Plan, has been given the responsibility by the Company to provide an opinion as to the values, as of December 31, 2017 and 2016, of the various series of Company preferred stock sold by the Company to the Plan through the ESOP portion of the Plan. The Independent Fiduciary generally determines fair value of our Level 3 assets by retaining a qualified independent financial advisor to render an opinion as to the fair value of each of the Company’s preferred stock series outstanding as of December 31, 2017 and 2016. The independent financial advisor reports directly to the Independent Fiduciary and not to the Trustee or the Company. The independent financial advisor generally uses discounted cash flow or similar internal modeling techniques to determine the fair value of the Plan’s Level 3 assets. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an investment and discounting those cash flows at a rate of return that results in the fair value amounts. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.
Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated on one another), which may counteract or magnify the fair value impact. These Level 3 assets would decrease (increase) in value based upon an increase (decrease) in discount rate.
(6)        Concentration of Investments
The Plan’s investment in shares of the Company’s common and preferred stock aggregate 30.67% and 33.71% of total investments as of December 31, 2017 and 2016, respectively. The Company, incorporated in Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $60.67 as of December 31, 2017 and $53.28 as of June 27, 2018.

(7)        Financial Instruments with Off‑Balance‑Sheet Risk
In the normal course of business, the Plan, through the securities-backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off-balance-sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.

22(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off‑balance‑sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.
Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.
The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2017 and 2016:

	2017		2016
	Notional	Unrealized	Notional	Unrealized
	amount	loss	amount	loss
Future contracts	$745,892	(172,266)	(10,371,943)	(25,045)

Net realized losses on futures for the years ended December 31, 2017 and 2016 were $902,312 and $326,415, respectively, and are included in interest income on the statements of changes in net assets available for benefits.

(8)         Related-Party Transactions
The Plan engages in transactions involving acquisition or disposition of units of participation in commingled investment funds of the Company, as well as registered investment funds managed by the Company and the Trustee, all of which are parties in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.
During 2017 and 2016, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.

(9)	Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator is responsible for determining how these Proceeds will be allocated to the Plan.
These Proceeds are deposited into an interest-bearing account until the Plan Administrator is able to determine how to allocate the monies into the Plan and are included as other assets on the statements of net

23(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

assets available for benefits and in other income on the statements of changes of net assets available for benefits.

On December 27, 2017, the Plan received $3,674,420 of Proceeds related to losses incurred from prior securities lending in the Stable Value Fund. The Proceeds remained unallocated as of December 31, 2017.

(10)     Other Liability
On May 12, 2014, a loan agreement was entered into between the Plan Sponsor and the Plan for $30,000. Specifically, under the loan agreement the Plan Sponsor made an unsecured loan to the Plan in the amount of $30,000, which the Plan used to allocate a $30,000 credit to a participant’s Plan account which was equal to the amount withheld and remitted to the IRS from a distribution that the participant claimed was made from his account without the participants authorization (“Tax Withholding Amount”). A refund claim was submitted by Wells Fargo Bank, N.A. to the IRS for the Tax Withholding Amount (“Refund Claim”). The loan was intended to reinstate the Tax Withholding Amount to the participant’s Plan account pending determination of the Refund Claim.
This loan agreement was entered into in compliance with the requirements of Prohibited Transaction Exemption 80-26, as issued and amended by the U.S. Department of Labor (“PTE 80-26”).
Under the terms of loan agreement, the Plan shall repay the Plan Sponsor an amount equal to the lesser of (1) the loan proceeds, or (2) an amount actually refunded by the IRS in connection with the Refund Claim (“Actual Refund”). The parties agree that if the Actual Refund is less than the Loan proceeds, repayment to the Lender of an amount equal to the Actual Refund shall constitute full repayment of the loan. Repayment of the Loan shall occur as soon as practicable following receipt of payment from the IRS of the Actual Refund. Repayment of the loan occurred on February 1, 2017.
The loan is included as other liability on the statement of net assets available for benefits.

(11)     Federal Income Taxes
The IRS has determined and informed the Company by a letter dated August 2, 2017, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe that the Plan is qualified, and the related Trust is tax-exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset), if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

24(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

The Plan is subject to routine audits by taxing jurisdictions and periodic compliance reviews. The Plan Sponsor received written notice dated March 6, 2015 from the IRS of an impending examination of the Plan. The Plan was under examination by the IRS for the Plan year ending December 31, 2013. The IRS has now concluded its examination of the Plan.

(12)   Regulatory Matters
The Plan Sponsor received written notification dated August 29, 2014 from the Department of Labor (DOL) advising the Plan had been selected for review by the DOL. In the DOL’s August 29th written notification, the Plan Sponsor was informed the review will consist primarily of an on-site examination of Plan records and interviews of Plan officials. The Plan is currently under review by the DOL for Plan years 2010 through 2014.

(13)     Notes Payable
Notes payable as of December 31 were:

	2017	2016
4.50% 2008 ESOP Convertible Preferred Stock Note, due
March 2018	$—	18,741,412
3.00% 2010 ESOP Convertible Preferred Stock Note, due
March 2020	81,651,240	98,037,000
2.50% 2011 ESOP Convertible Preferred Stock Note, due
March 2021	140,286,160	161,991,585
2.30% 2012 ESOP Convertible Preferred Stock Note, due
December 2021	140,725,596	157,614,768
1.30% 2013 ESOP Convertible Preferred Stock Note, due
December 2022	220,123,320	242,588,220
1.50% 2014 ESOP Convertible Preferred Stock Note, due
December 2023	258,257,439	278,144,757
1.48% 2015 ESOP Convertible Preferred Stock Note, due
December 2024	204,080,406	218,652,911
1.70% 2016 ESOP Convertible Preferred Stock Note, due
December 2025	350,589,036	389,361,408
1.90% 2017 ESOP Convertible Preferred Stock Note, due
December 2026	282,225,930	—
	$1,677,939,127	1,565,132,061

25(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

Maturities of notes payable are as follows:

Year ending December 31:
2018	$264,328,034
2019	297,897,690
2020	270,159,690
2021	226,381,610
2022	201,682,890
Thereafter	417,489,213
$1,677,939,127

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2026. The estimated fair value of the notes as of December 31, 2017 and 2016 was approximately $1,618 million and $1,502 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.
(14)     Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.
(15)     Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2017	2016
Participant contributions per the financial statements	$1,684,570,451	1,612,939,642
Excess contributions to be refunded	28,355	71,039
Participant contributions per the Form 5500	$1,684,598,806	1,613,010,681
Interest income per the financial statements	$88,118,329	81,089,935
Interest income from notes receivable from participants per
the financial statements	56,945,814	52,704,801
Income on excess contributions to be refunded	2,856	7,211
Interest income per the Form 5500	$145,066,999	133,801,947

26(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

(16)     Nonexempt Transactions
One of the investment funds offered under the Plan is the Stable Value Fund. The Stable Value Fund is a separately managed account that is managed by Galliard Capital Management, Inc. (“Galliard”), a wholly owned subsidiary of the Trustee. Galliard is a registered investment advisor and fiduciary “investment manager” under ERISA 3(38) with respect to the Plan. Pursuant to applicable prohibited transaction exemptions under ERISA, Galliard has directed the investment of a portion of the Stable Value Fund in collective investment trusts established by the Trustee, including the Wells Fargo Stable Return Fund G, the Wells Fargo Fixed Income Fund F, and the Wells Fargo Fixed Income Fund L (collectively, the “Funds”), all of which are sub-advised by Galliard.
In 2016, Berkshire Hathaway Inc. (“Berkshire Hathaway”) became the beneficial owner of more than 10% of the outstanding common shares of Wells Fargo common stock. After becoming aware of Berkshire Hathaway’s 10% ownership, Wells Fargo conducted a review to determine whether such beneficial ownership of Wells Fargo common stock could have any impact on the discretionary asset management services conducted by Wells Fargo affiliates, including Galliard.
Under ERISA, a fiduciary is prohibited from using its authority to benefit itself or a person in which the fiduciary has an interest that may affect the exercise of its best judgment as fiduciary. An ERISA fiduciary may be deemed to have such an interest with respect to an entity that is a “party in interest” by virtue of certain relationships to the fiduciary, including a direct or indirect 10% or more shareholder of the fiduciary. As a result, Wells Fargo determined that Berkshire Hathaway’s beneficial ownership of Wells Fargo common stock could cause Berkshire Hathaway to be deemed a person in which Wells Fargo may have an interest that could affect its and its affiliates’ best judgment under ERISA.
Under ERISA, a plan’s purchase and holding of debt securities is viewed as an extension of credit between the plan and the issuer of the securities. Wells Fargo determined that the decision to cause an ERISA plan to purchase bonds issued by Berkshire Hathaway and certain of its subsidiaries (the “Berkshire Hathaway bonds”) after Berkshire Hathaway became a beneficial owner of 10% of Wells Fargo common stock could be viewed as a non-exempt prohibited transaction. Therefore, Wells Fargo made the decision to treat these bond purchases as non-exempt prohibited transactions, correct these transactions by taking the steps described below, and file a Form 5330 with the Internal Revenue Service in the name of the Plan and the Funds to report and pay excise taxes on the transactions.
It was determined that Galliard had caused the Stable Value Fund to purchase Berkshire Hathaway bonds after Berkshire Hathaway became a beneficial owner of 10% of Wells Fargo common stock. To correct the transaction, the Berkshire Hathaway bonds held by the Stable Value Fund were sold on September 16, 2016, which resulted in a net gain of $54,174. In addition to calculating the market gain or loss from the sale transactions, Galliard also conducted an analysis to determine whether the Stable Value Fund would have earned more had it invested in comparable securities instead of the Berkshire Hathaway bonds. Based on this analysis, Galliard determined that certain Berkshire Hathaway bonds held in the Stable Value Fund did not perform as well as comparable securities over the time the Berkshire Hathaway bonds were held in the Stable Value Fund. As a result, on December 21, 2016 Galliard made a reimbursement of $755 (which includes interest of $8 from the date of the sale of these Berkshire Hathaway bonds to the date of the reimbursement) to the Stable Value Fund.

27(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

As the disqualified person liable for the tax under Code Section 4975 for participating in a nonexempt prohibited transaction, Galliard filed a separate Form 5330 filing with the Internal Revenue Service in the name of the Plan and paid the applicable excise taxes in the amount of $4,796.
It was also determined that Galliard had caused the Funds and Underlying Funds to purchase Berkshire Hathaway bonds after Berkshire Hathaway became a beneficial owner of 10% of Wells Fargo common stock. To correct the transaction, the Berkshire Hathaway bonds held by the Funds and Underlying Funds were sold on September 16, 2016, which resulted in a net gain of approximately $15,449 based on the Plan’s proportionate interests in the Funds on that date. In addition to calculating the market gain or loss from the sale transactions, Galliard also conducted an analysis to determine whether the Funds and Underlying Funds would have earned more had they invested in comparable securities instead of the Berkshire Hathaway bonds. Based on this analysis, Galliard determined that certain Berkshire Hathaway bonds held in the Funds did not perform as well as comparable securities over the time the Berkshire Hathaway bonds were held in the Funds. As a result, on December 21, 2016 Galliard made a reimbursement of $28,051 (which includes interest of $296 from the date of the sale of the Berkshire Hathaway bonds to the date of the reimbursement) to the Funds.
As the disqualified person liable for the tax under Code Section 4975 for participating in a nonexempt prohibited transaction, Galliard filed a separate Form 5330 filing with the Internal Revenue Service in the name of each of the Funds and Underlying Funds and paid the applicable excise taxes.
Neither Wells Fargo and its affiliates, nor Berkshire Hathaway, received any fees in connection with these purchases.

(17)   Legal Actions
The following class actions lawsuits have been brought on behalf of Plan participants and beneficiaries
John Meiners v. Wells Fargo & Company, et al, (November, 2016) - On November 22, 2016, Plaintiff John Meiners filed a putative class action lawsuit in the United States District Court for the District of Minnesota against Defendants Wells Fargo & Company, the Human Resources Committee of the Wells Fargo Board of Directors, the Wells Fargo Employee Benefits Review Committee (the “EBRC”), and current and former members of the Board and the EBRC. Meiners, a former Wells Fargo advisor, alleges that from November 22, 2010, to the present, Defendants breached their duties under the Employee Retirement Income Security Act of 1974 by selecting and retaining the Wells Fargo Dow Jones Target Date Funds (“Target Date Funds”) as investment options within the Wells Fargo 401(k) Plan (the “Plan”). Meiners alleges that Defendants acted imprudently by including these proprietary funds as investment options within the Plan because (1) the Target Date Funds were selected as investment options in the Plan based on a conflict of interest; (2) the Plan was designed to funnel participant money into the Target Date Funds; and (3) there were less expensive and better-performing fund options available, including the Vanguard Target Retirement Funds and the Fidelity Freedom Index Funds. Meiners purports to bring this action on behalf of a class of several hundred thousand Plan participants and beneficiaries who invested in the Wells Fargo Target Date Funds. The defendants filed a motion to dismiss on March 22, 2017. On May, 25, 2017, the Court dismissed the action. Subsequently, the plaintiffs appealed the Court’s decision to the U.S Court of Appeals for the Eighth Circuit. The oral argument in the Eighth Circuit

28(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2017 and 2016

occurred on June 13, 2018. A decision may be delivered as soon as the end of August 2018, or may not be received until later in the year or in 2019.
Wells Fargo 401(k) Plan participants filed three putative class actions, now consolidated into one action, In re: Wells Fargo ERISA 401(k) Litigation (D. Minn.) against Wells Fargo and various individuals alleged to be fiduciaries under the Wells Fargo & Company 401(k) Plan (the “Plan). The lawsuit alleges that the Company’s stock should not have been offered as an investment option in the Plan and seeks damages as a result of the drop in the Company’s stock price. This consolidated class action arises out of the Wells Fargo government consent orders relating to sales practices which were announced publicly on September 8, 2016. Plaintiffs challenge the decision to offer the Wells Fargo Stock Fund as an investment option, alleging that the stock was trading at an artificially high price due to allegedly undisclosed sales practices issues and that the defendants should have acted on that information to prevent Plan participant losses when the stock price declined. Plaintiffs filed a consolidated, amended complaint on December 21, 2016 and defendants moved to dismiss the action on April 3, 2017. On September 21, 2017, the Court dismissed the action, but allowed the plaintiffs to replead one count of the prior complaint. Plaintiffs filed an amended complaint which defendants moved to dismiss on December 4, 2017. The motion to dismiss is pending as of June 28, 2018.

(18)     Subsequent Events
In January 25, 2018, the Plan purchased 1,100,000 shares of Company preferred stock from the Company for $1,142.9 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 2.25% and is due December 31, 2027.
Effective April 1, 2018, the Plan was amended to update the Plan’s claims procedures to reflect Department of Labor (DOL) guidance surrounding disability claims determinations.

29

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
*	Participant loans	189,531 Participant loans, interest
		rates ranging from 3.25% to 11.50%,
		maturing at various dates through
		December 31, 2037	N/A		$1,075,023,392

	U.S. Bond Index Fund	Collective Investment Fund	114,090,212	(1)	1,198,745,853
	S&P 500 Index Fund	Collective Investment Fund	182,508,706	(1)	4,172,331,522
	S&P MidCap Index Fund	Collective Investment Fund	62,671,301	(1)	2,262,057,935
	Russell Small Cap Index Fund	Collective Investment Fund	28,074,166	(1)	829,816,198
	International Index Fund	Collective Investment Fund	32,486,328	(1)	761,057,195
	NASDAQ 100 Index Fund	Collective Investment Fund	45,427,581	(1)	1,848,130,274
*	Wells Fargo State Street Target Today	Collective Investment Fund	10,567,654	(1)	123,391,103
*	Wells Fargo State Street Target 2010	Collective Investment Fund	3,656,490	(1)	49,021,832
*	Wells Fargo State Street Target 2015	Collective Investment Fund	13,677,153	(1)	148,818,364
*	Wells Fargo State Street Target 2020	Collective Investment Fund	33,984,941	(1)	555,579,026
*	Wells Fargo State Street Target 2025	Collective Investment Fund	103,123,002	(1)	1,187,038,562
*	Wells Fargo State Street Target 2030	Collective Investment Fund	45,504,213	(1)	865,890,570
*	Wells Fargo State Street Target 2035	Collective Investment Fund	49,161,885	(1)	620,831,033
*	Wells Fargo State Street Target 2040	Collective Investment Fund	32,022,742	(1)	719,803,991
*	Wells Fargo State Street Target 2045	Collective Investment Fund	29,834,655	(1)	406,873,086
*	Wells Fargo State Street Target 2050	Collective Investment Fund	63,169,022	(1)	830,906,359
*	Wells Fargo State Street Target 2055	Collective Investment Fund	14,482,304	(1)	232,091,955
*	Wells Fargo State Street Target 2060	Collective Investment Fund	2,290,822	(1)	28,729,883
					16,841,114,741

*	Wells Fargo 100% Treasury Money Market Fund	Mutual Fund	510,176,320	(1)	510,176,320
					510,176,320
	Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual Fund	4,725,620	(1)	962,183,504
	MFS Large Cap Value Fund	Common Collective Fund	33,189,248	(1)	921,665,429
	T Rowe Price Equity Income Fund	Common Collective Fund	39,909,080	(1)	919,106,115
	Total Wells Fargo Large Cap Value Fund				2,802,955,048
	Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Large Cap Growth Fund	Common Collective Fund	46,172,214	(1)	842,642,897
	T Rowe Price Blue Chip Growth Fund	Common Collective Fund	23,629,082	(1)	864,588,128
	Delaware US Growth Fund	Mutual Fund	32,462,804	(1)	838,189,592
	Total Wells Fargo Large Cap Growth Fund				2,545,420,617
	Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Emerging Growth Fund	Mutual Fund	16,478,888	(1)	258,059,382
	Advisory Research Small Cap Value Fund	Common Collective Fund	11,710,692	(1)	255,995,723
	SSGA Russell Small Cap Index Non Lending Fund	Common Collective Fund	17,936,340	(1)	530,162,324
	Wellington Select Small Cap Growth Fund	Common Collective Fund	18,429,369	(1)	259,485,519
	Wellington Small Cap Value Fund	Common Collective Fund	19,985,981	(1)	255,021,113
	Total Wells Fargo Small Cap Fund				1,558,724,061
	International Equity Fund	Multi-Manager Fund
*	Wells Fargo/Causeway International Value Fund	Common Collective Fund	31,338,866	(1)	441,414,191
	American Funds EuroPacific Growth Fund	Mutual Fund	15,747,469	(1)	884,062,915
	Harbor International Fund	Mutual Fund	6,561,410	(1)	443,026,427
	Total International Equity Fund				1,768,503,533
	Emerging Markets Equity Fund	Multi-Manager Fund
	Acadian Emerging Markets Fund	Common Collective Fund	32,864,905	(1)	431,187,560
	Lazard Emerging Markets Fund	Common Collective Fund	21,096,346	(1)	427,833,892
	DFA Emerging Markets Fund	Mutual Fund	9,015,183	(1)	215,192,408
	Total Emerging Markets Equity Fund				1,074,213,860
	Global Bond Fund	Multi-Manager Fund
	Guggenheim Total Return Fund	Mutual Fund	1,950,709	(1)	53,098,288
	Brandywine Global Opportunities Fund	Mutual Fund	9,893,520	(1)	106,948,956
	PIMCO Global Advantage Strategy Fund	Mutual Fund	9,830,527	(1)	106,366,302
	Total Global Bond Fund				266,413,546
	Total Multi-Manager Funds				10,016,230,665
*	Wells Fargo Stable Value Fund:
	Security-backed contracts:
	Transamerica Premier Life Ins. Co.	2.38%		(1)	220,517,435
	Voya Ins. and Annuity Co.	2.07%		(1)	153,875,470
	Nationwide Life Insurance Co.	2.29%		(1)	—
	Prudential Insurance Company of America	2.80%		(1)	—
	Transamerica Premier Life Ins. Co.	2.38%		(1)	328,376,607
	New York Life Insurance Co.	2.28%		(1)	177,741,660
	Massachusetts Mutual Life Insurance Co.	2.20%		(1)	398,237,127
	Metropolitan Life Ins. Co.	2.13%		(1)	463,250,066
	American General Life Ins. Co.	2.43%		(1)	—

30(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Transamerica Premier Life Ins. Co.	2.38%		(1)	$—
Pacific Life Ins. Co.	2.40%		(1)	—
State Street Bank and TrustCo.	2.25%		(1)	—
AbbVie Inc	1.800%, $510,000 par, due 5/14/2018		(1)	509,751
Access Group Inc 2013-1	1.829%, $1,808,079 par, due 2/25/2036		(1)	1,790,390
AIG Global Funding	1.950%, $240,000 par, due 10/18/2019		(1)	237,925
AIG Global Funding	2.150%, $380,000 par, due 7/2/2020		(1)	376,635
Airgas Inc	2.375%, $790,000 par, due 2/15/2020		(1)	789,484
Ally Auto Receivables Trust 2014-2	1.250%, $64,752 par, due 4/15/2019		(1)	64,739
Ally Auto Receivables Trust 2017-1	1.700%, $3,750,000 par, due 6/15/2021		(1)	3,732,521
Ally Auto Receivables Trust 2017-2	1.490%, $592,220 par, due 11/15/2019		(1)	591,516
American Express Credit Account Master Trust	2.040%, $1,800,000 par, due 5/15/2023		(1)	1,791,331
American Express Credit Corp	1.700%, $375,000 par, due 10/30/2019		(1)	371,129
American Express Credit Corp	2.200%, $750,000 par, due 3/3/2020		(1)	747,730
American Express Credit Corp	1.875%, $210,000 par, due 5/3/2019		(1)	209,156
American Express Credit Corp	2.624%, $1,000,000 par, due 9/14/2020		(1)	1,017,837
American Express Credit Corp	2.250%, $800,000 par, due 5/5/2021		(1)	793,687
American Honda Finance Corp	1.700%, $730,000 par, due 2/22/2019		(1)	726,998
American Honda Finance Corp	2.000%, $1,700,000 par, due 2/14/2020		(1)	1,691,291
American Honda Finance Corp	1.950%, $220,000 par, due 7/20/2020		(1)	218,268
AmeriCredit Auto Rec Trust	1.700%, $1,367,486 par, due 7/8/2020		(1)	1,366,450
AmeriCredit Auto Rec Trust	1.530%, $3,700,000 par, due 7/8/2021		(1)	3,675,895
AmeriCredit Automobile Receivables Trust 2017-2	1.980%, $3,780,000 par, due 12/20/2021		(1)	3,765,061
AmeriCredit Automobile Receivables Trust 2017-3	1.900%, $1,095,000 par, due 3/18/2022		(1)	1,087,819
AmeriCredit Automobile Receivables Trust 2017-4	1.830%, $2,400,000 par, due 5/18/2021		(1)	2,396,839
Amphenol Corp	2.200%, $1,510,000 par, due 4/1/2020		(1)	1,502,538
Anheuser-Busch InBev Finance Inc	1.900%, $1,714,000 par, due 2/1/2019		(1)	1,710,447
Apple Inc	1.900%, $385,000 par, due 2/7/2020		(1)	383,842
Apple Inc	2.400%, $370,000 par, due 1/13/2023		(1)	366,821
ARI Fleet Lease Trust 2017-A	1.910%, $1,090,000 par, due 4/15/2026		(1)	1,087,571
AT&T Inc	2.850%, $1,010,000 par, due 2/14/2023		(1)	1,014,005
AT&T Inc	2.300%, $750,000 par, due 3/11/2019		(1)	750,802
AT&T Inc	2.450%, $2,100,000 par, due 6/30/2020		(1)	2,097,703
AvalonBay Communities Inc	3.625%, $1,400,000 par, due 10/1/2020		(1)	1,441,177
BA Credit Card Trust	1.360%, $2,100,000 par, due 9/15/2020		(1)	2,097,732
BA Credit Card Trust	1.840%, $960,000 par, due 1/17/2023		(1)	950,617
Bank of America Corp	3.124%, $915,000 par, due 1/20/2023		(1)	928,179
Bank of America Corp	2.365%, $1,230,000 par, due 4/24/2023		(1)	1,249,780
Bank of America Corp	3.004%, $2,156,000 par, due 12/20/2023		(1)	2,161,534
Bank of America Corp	2.600%, $105,000 par, due 1/15/2019		(1)	105,359
Bank of America Corp	2.650%, $1,200,000 par, due 4/1/2019		(1)	1,206,812
Bank of America Corp	5.875%, $38,000 par, due 1/5/2021		(1)	41,847
Bank of America NA	2.050%, $370,000 par, due 12/7/2018		(1)	369,894
Bank of Montreal	1.500%, $400,000 par, due 7/18/2019		(1)	396,115
Bank of Montreal	2.500%, $1,480,000 par, due 1/11/2022		(1)	1,477,947
Bank of Montreal	1.400%, $840,000 par, due 4/10/2018		(1)	838,921
Bank of Montreal	1.350%, $740,000 par, due 8/28/2018		(1)	737,636
Bank of New York Mellon Corp/The	2.200%, $900,000 par, due 5/15/2019		(1)	901,199
Bank of New York Mellon Corp/The	2.428%, $700,000 par, due 10/30/2023		(1)	719,185
Bank of New York Mellon Corp/The	2.150%, $1,500,000 par, due 2/24/2020		(1)	1,497,857
Bank of Nova Scotia/The	1.850%, $1,850,000 par, due 4/14/2020		(1)	1,832,370
Bank of Nova Scotia/The	1.875%, $1,600,000 par, due 4/26/2021		(1)	1,568,859
Bank of Tokyo-Mitsubishi UFJ Ltd/The	2.150%, $360,000 par, due 9/14/2018		(1)	360,362
Bayer US Finance LLC	2.375%, $1,470,000 par, due 10/8/2019		(1)	1,470,816
BB&T Corp	2.450%, $700,000 par, due 1/15/2020		(1)	702,317
BB&T Corp	2.150%, $310,000 par, due 2/1/2021		(1)	307,067
BMW US Capital LLC	2.150%, $170,000 par, due 4/6/2020		(1)	169,417
BMW Vehicle Lease Trust 2017-2	1.800%, $1,475,000 par, due 2/20/2020		(1)	1,471,907
BNP Paribas SA	2.400%, $1,700,000 par, due 12/12/2018		(1)	1,704,796
Boston Properties LP	5.875%, $700,000 par, due 10/15/2019		(1)	737,878
Boston Properties LP	5.625%, $925,000 par, due 11/15/2020		(1)	1,000,425
BP Capital Markets PLC	2.315%, $73,000 par, due 2/13/2020		(1)	73,177
BP Capital Markets PLC	1.676%, $730,000 par, due 5/3/2019		(1)	726,158
Branch Banking & Trust Co	2.300%, $900,000 par, due 10/15/2018		(1)	901,664
Branch Banking & Trust Co	1.450%, $730,000 par, due 5/10/2019		(1)	723,086
Branch Banking & Trust Co	2.100%, $950,000 par, due 1/15/2020		(1)	947,862
Burlington Northern Santa Fe LLC	5.750%, $1,000,000 par, due 3/15/2018		(1)	1,007,512
Canadian Pacific Railway Co	6.500%, $1,420,000 par, due 5/15/2018		(1)	1,443,258
Capital Auto Rec Trust	1.460%, $3,322,886 par, due 6/22/2020		(1)	3,314,539
Capital Auto Rec Trust	1.921%, $374,230 par, due 4/22/2019		(1)	374,350
Capital One Multi-Asset Execution Trust	1.990%, $2,940,000 par, due 7/17/2023		(1)	2,921,416
Capital One NA/Mclean VA	1.650%, $1,240,000 par, due 2/5/2018		(1)	1,239,967
Capital One NA/Mclean VA	2.350%, $250,000 par, due 8/17/2018		(1)	250,390
Capital One NA/Mclean VA	1.850%, $673,000 par, due 9/13/2019		(1)	666,510
31(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Capital One NA/Mclean VA	2.250%, $1,197,000 par, due 9/13/2021		(1)	$1,174,191
Capital One NA/Mclean VA	2.350%, $1,275,000 par, due 1/31/2020		(1)	1,271,161
Capital One NA/Mclean VA	2.217%, $1,000,000 par, due 8/8/2022		(1)	999,293
Cardinal Health Inc	2.616%, $1,500,000 par, due 6/15/2022		(1)	1,474,932
CarMax Auto Owner Trust 2015-2	1.370%, $1,269,266 par, due 3/16/2020		(1)	1,266,594
CarMax Auto Owner Trust 2016-3	1.390%, $3,600,000 par, due 5/17/2021		(1)	3,569,317
CarMax Auto Owner Trust 2017-1	1.540%, $1,891,503 par, due 2/18/2020		(1)	1,889,006
CarMax Auto Owner Trust 2017-2	1.630%, $1,116,008 par, due 6/15/2020		(1)	1,114,128
CarMax Auto Owner Trust 2017-3	1.970%, $1,435,000 par, due 4/15/2022		(1)	1,427,240
CarMax Auto Owner Trust 2017-4	1.800%, $3,000,000 par, due 4/15/2021		(1)	2,993,823
Caterpillar Financial Services Corp	2.250%, $600,000 par, due 12/1/2019		(1)	600,943
Caterpillar Financial Services Corp	1.900%, $1,210,000 par, due 3/22/2019		(1)	1,208,155
Caterpillar Financial Services Corp	2.100%, $400,000 par, due 1/10/2020		(1)	399,171
Charles Schwab Corp/The	2.200%, $700,000 par, due 7/25/2018		(1)	700,905
Charles Schwab Corp/The	1.500%, $813,000 par, due 3/10/2018		(1)	812,441
Chase Issuance Trust	1.270%, $3,000,000 par, due 7/15/2021		(1)	2,964,702
Chevron Corp	1.718%, $634,000 par, due 6/24/2018		(1)	633,999
Chevron Corp	1.365%, $500,000 par, due 3/2/2018		(1)	499,665
Chevron Corp	1.991%, $470,000 par, due 3/3/2020		(1)	465,993
CIT Equipment Collateral 2014-VT1	1.500%, $363,273 par, due 10/21/2019		(1)	363,109
Citibank Credit Iss Tr	1.730%, $3,500,000 par, due 4/9/2020		(1)	3,500,000
Citibank NA	2.000%, $680,000 par, due 3/20/2019		(1)	678,688
Citibank NA	2.100%, $800,000 par, due 6/12/2020		(1)	794,768
Citigroup Inc	1.700%, $800,000 par, due 4/27/2018		(1)	799,204
Citigroup Inc	2.650%, $690,000 par, due 10/26/2020		(1)	692,309
Citigroup Inc	2.350%, $1,400,000 par, due 8/2/2021		(1)	1,384,739
Citigroup Inc	2.450%, $580,000 par, due 1/10/2020		(1)	580,267
Citigroup Inc	2.327%, $1,440,000 par, due 4/25/2022		(1)	1,454,930
Citizens Bank NA/Providence RI	2.300%, $530,000 par, due 12/3/2018		(1)	530,363
Citizens Bank NA/Providence RI	2.500%, $360,000 par, due 3/14/2019		(1)	360,852
Citizens Bank NA/Providence RI	2.250%, $575,000 par, due 10/30/2020		(1)	569,681
City of Houston TX	2.978%, $585,000 par, due 3/1/2023		(1)	585,749
CNH Equipment Trust 2015-A	1.300%, $1,145,370 par, due 4/15/2020		(1)	1,143,677
CNH Equipment Trust 2017-B	1.860%, $1,595,000 par, due 9/15/2022		(1)	1,582,711
College Loan Corp Trust I	2.117%, $8,720,000 par, due 4/25/2046		(1)	8,710,330
COMM 2012-CCRE5 Mortgage Trust	2.388%, $3,442,047 par, due 12/10/2045		(1)	3,439,228
COMM 2014-CCRE19 Mortgage Trust	3.499%, $3,000,000 par, due 8/10/2047		(1)	3,091,635
Commercial Mortgage Pass Through Certificates	3.743%, $3,025,000 par, due 2/10/2047		(1)	3,142,784
Commonwealth Bank of Australia/New York NY	1.625%, $930,000 par, due 3/12/2018		(1)	929,828
Commonwealth Edison Co	5.800%, $750,000 par, due 3/15/2018		(1)	755,567
Consumers Energy Co	6.125%, $805,000 par, due 3/15/2019		(1)	841,651
Cooperatieve Rabobank UA/NY	2.500%, $750,000 par, due 1/19/2021		(1)	753,433
Corning Inc	1.500%, $780,000 par, due 5/8/2018		(1)	778,776
Credit Suisse AG/New York NY	1.750%, $1,000,000 par, due 1/29/2018		(1)	1,000,008
Credit Suisse Group AG	2.774%, $1,600,000 par, due 12/14/2023		(1)	1,615,160
CVS Health Corp	2.250%, $1,040,000 par, due 12/5/2018		(1)	1,041,378
CVS Health Corp	1.900%, $1,170,000 par, due 7/20/2018		(1)	1,169,648
Daimler Finance North America LLC	2.375%, $1,100,000 par, due 8/1/2018		(1)	1,102,321
Daimler Finance North America LLC	1.650%, $830,000 par, due 3/2/2018		(1)	829,720
Daimler Finance North America LLC	1.650%, $440,000 par, due 5/18/2018		(1)	439,612
Daimler Finance North America LLC	2.200%, $290,000 par, due 5/5/2020		(1)	288,353
Daimler Finance North America LLC	2.300%, $800,000 par, due 2/12/2021		(1)	793,216
Dell Equipment Finance Trust 2016-1	1.650%, $2,900,000 par, due 7/22/2021		(1)	2,896,018
Discover Card Execution Note Trust	1.880%, $3,100,000 par, due 2/15/2023		(1)	3,072,866
DNB Boligkreditt AS	1.450%, $2,350,000 par, due 3/21/2018		(1)	2,347,380
Duke Energy Florida LLC	4.550%, $1,250,000 par, due 4/1/2020		(1)	1,311,510
Duke Energy Progress LLC	3.000%, $1,200,000 par, due 9/15/2021		(1)	1,223,446
Eaton Corp	5.600%, $1,400,000 par, due 5/15/2018		(1)	1,418,346
Ecolab Inc	1.550%, $2,200,000 par, due 1/12/2018		(1)	2,199,756
EdLinc Student Loan Funding Trust 2012-1	2.552%, $1,472,266 par, due 9/25/2030		(1)	1,481,325
Education Loan ABS Tr	2.352%, $1,425,675 par, due 6/25/2026		(1)	1,426,541
EI du Pont de Nemours & Co	1.907%, $690,000 par, due 5/1/2020		(1)	694,334
EMC Corp	1.875%, $1,000,000 par, due 6/1/2018		(1)	995,245
EMD Finance LLC (Merck KGaA)	1.700%, $1,200,000 par, due 3/19/2018		(1)	1,199,722
Entergy Arkansas Inc	3.750%, $1,050,000 par, due 2/15/2021		(1)	1,088,037
Enterprise Fleet Fin	1.300%, $103,107 par, due 9/20/2020		(1)	103,079
Enterprise Fleet Fin	1.830%, $1,060,261 par, due 9/20/2021		(1)	1,059,690
Enterprise Fleet Fin	2.130%, $4,403,198 par, due 7/20/2022		(1)	4,403,211
Enterprise Fleet Financing LLC	1.970%, $1,690,000 par, due 1/20/2023		(1)	1,686,610
ERP Operating LP	2.375%, $1,000,000 par, due 7/1/2019		(1)	1,002,515
Exxon Mobil Corp	1.708%, $684,000 par, due 3/1/2019		(1)	682,401
Fannie Mae Grantor Trust 2004-T2	6.000%, $778,513 par, due 11/25/2043		(1)	869,390
Fannie Mae Pool	6.000%, $76,295 par, due 2/1/2033		(1)	86,302
Fannie Mae Pool	3.283%, $811,380 par, due 7/1/2033		(1)	851,647

32(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	3.491%, $303,589 par, due 5/1/2037		(1)	$315,946
Fannie Mae Pool	4.500%, $24,143 par, due 7/1/2018		(1)	24,517
Fannie Mae Pool	5.000%, $793,652 par, due 6/1/2035		(1)	861,993
Fannie Mae Pool	3.134%, $299,829 par, due 8/1/2035		(1)	311,542
Fannie Mae Pool	2.957%, $449,173 par, due 8/1/2033		(1)	465,471
Fannie Mae Pool	2.980%, $342,371 par, due 8/1/2033		(1)	354,584
Fannie Mae Pool	3.132%, $246,933 par, due 12/1/2033		(1)	256,578
Fannie Mae Pool	3.050%, $120,947 par, due 5/1/2034		(1)	125,337
Fannie Mae Pool	3.026%, $2,168,709 par, due 6/1/2034		(1)	2,249,615
Fannie Mae Pool	5.000%, $131,584 par, due 10/1/2019		(1)	134,843
Fannie Mae Pool	5.000%, $124,727 par, due 11/1/2019		(1)	127,536
Fannie Mae Pool	5.500%, $9,246 par, due 6/1/2021		(1)	9,544
Fannie Mae Pool	5.500%, $162,470 par, due 1/1/2036		(1)	173,577
Fannie Mae Pool	5.500%, $173,175 par, due 2/1/2036		(1)	184,073
Fannie Mae Pool	2.616%, $2,263,857 par, due 11/1/2045		(1)	2,284,408
Fannie Mae Pool	2.409%, $2,957,344 par, due 10/1/2046		(1)	2,967,748
Fannie Mae Pool	5.000%, $3,928,458 par, due 8/1/2056		(1)	4,280,766
Fannie Mae Pool	2.812%, $2,769,708 par, due 9/1/2047		(1)	2,792,168
Fannie Mae Pool	2.757%, $2,949,536 par, due 9/1/2047		(1)	2,970,941
Fannie Mae Pool	2.786%, $3,656,527 par, due 11/1/2047		(1)	3,702,121
Fannie Mae Pool	3.676%, $929,361 par, due 5/1/2036		(1)	965,055
Fannie Mae Pool	3.386%, $875,342 par, due 5/1/2038		(1)	914,619
Fannie Mae Pool	2.500%, $580,250 par, due 10/1/2023		(1)	583,480
Fannie Mae Pool	3.889%, $752,769 par, due 10/1/2032		(1)	796,691
Fannie Mae Pool	1.957%, $1,640,514 par, due 11/1/2032		(1)	1,657,789
Fannie Mae Pool	5.500%, $332,362 par, due 4/1/2033		(1)	376,140
Fannie Mae Pool	3.494%, $188,490 par, due 2/1/2041		(1)	196,981
Fannie Mae Pool	3.500%, $1,121,648 par, due 10/1/2041		(1)	1,168,543
Fannie Mae Pool	3.000%, $4,296,107 par, due 8/1/2027		(1)	4,388,060
Fannie Mae Pool	2.500%, $8,033,435 par, due 11/1/2027		(1)	8,073,643
Fannie Mae Pool	2.500%, $1,570,869 par, due 10/1/2024		(1)	1,579,640
Fannie Mae Pool	2.465%, $57,702 par, due 9/1/2044		(1)	58,392
Fannie Mae Pool	2.789%, $755,866 par, due 10/1/2044		(1)	771,368
Fannie Mae Pool	2.443%, $1,837,628 par, due 2/1/2045		(1)	1,864,895
Fannie Mae Pool	2.574%, $1,921,857 par, due 4/1/2045		(1)	1,945,319
Fannie Mae Pool	2.435%, $1,441,294 par, due 4/1/2045		(1)	1,468,275
Fannie Mae REMIC Trust 2003-W11	6.535%, $67,464 par, due 7/25/2033		(1)	72,550
Fannie Mae REMIC Trust 2004-W11	7.000%, $784,919 par, due 5/25/2044		(1)	910,578
Fannie Mae REMICS	5.500%, $2,363,980 par, due 4/25/2035		(1)	2,606,021
Fannie Mae REMICS	5.500%, $2,408,689 par, due 4/25/2035		(1)	2,650,533
Fannie Mae REMICS	4.000%, $126,195 par, due 4/25/2019		(1)	126,683
Fannie Mae Trust 2003-W6	6.500%, $302,301 par, due 9/25/2042		(1)	341,950
Fannie Mae Trust 2004-W1	7.000%, $587,280 par, due 12/25/2033		(1)	677,477
Fannie Mae-Aces	2.034%, $3,550,442 par, due 3/25/2019		(1)	3,550,261
Fannie Mae-Aces	2.171%, $4,508,931 par, due 9/25/2019		(1)	4,508,881
Fannie Mae-Aces	1.646%, $1,692,910 par, due 9/25/2019		(1)	1,687,271
Fannie Mae-Aces	1.728%, $1,492,457 par, due 4/25/2024		(1)	1,493,948
FHLMC Multifamily Structured Pass-through	2.699%, $4,023,766 par, due 5/25/2018		(1)	4,027,182
Fifth Third Auto Trust 2017-1	1.800%, $2,020,000 par, due 2/15/2022		(1)	2,005,379
Ford Credit Auto Owner Tr	2.310%, $2,900,000 par, due 8/15/2027		(1)	2,890,387
Ford Credit Auto Owner Tr	1.160%, $1,121,892 par, due 11/15/2019		(1)	1,119,668
Ford Credit Auto Owner Tr	1.410%, $2,766,281 par, due 2/15/2020		(1)	2,761,241
Ford Credit Auto Owner Tr	2.620%, $2,000,000 par, due 8/15/2028		(1)	2,001,196
Ford Motor Credit Co LLC	2.021%, $860,000 par, due 5/3/2019		(1)	856,101
Ford Motor Credit Co LLC	2.262%, $200,000 par, due 3/28/2019		(1)	199,700
Ford Motor Credit Co LLC	2.425%, $660,000 par, due 6/12/2020		(1)	656,090
Fortive Corp	1.800%, $1,500,000 par, due 6/15/2019		(1)	1,489,173
Freddie Mac Gold Pool	3.000%, $3,828,779 par, due 8/1/2027		(1)	3,903,333
Freddie Mac Gold Pool	6.000%, $1,221,840 par, due 8/1/2038		(1)	1,406,768
Freddie Mac Gold Pool	6.000%, $2,623,111 par, due 8/1/2038		(1)	3,010,720
Freddie Mac Gold Pool	5.500%, $189,377 par, due 12/1/2033		(1)	209,888
Freddie Mac Gold Pool	5.000%, $322,185 par, due 5/1/2020		(1)	329,015
Freddie Mac Multifam Struct PT Cert	2.456%, $5,300,000 par, due 8/25/2019		(1)	5,319,743
Freddie Mac Multifam Struct PT Cert	2.355%, $1,698,387 par, due 4/25/2021		(1)	1,702,377
Freddie Mac Multifam Struct PT Cert	1.943%, $1,894,750 par, due 9/25/2022		(1)	1,882,334
Freddie Mac Multifam Struct PT Cert	2.566%, $3,600,000 par, due 9/25/2020		(1)	3,624,214
Freddie Mac Multifam Struct PT Cert	2.672%, $1,727,635 par, due 1/25/2021		(1)	1,743,092
Freddie Mac Non Gold Pool	2.320%, $1,487,713 par, due 10/1/2043		(1)	1,503,825
Freddie Mac Non Gold Pool	2.577%, $1,373,793 par, due 5/1/2044		(1)	1,407,404
Freddie Mac Non Gold Pool	2.373%, $3,570,641 par, due 7/1/2045		(1)	3,583,642
Freddie Mac Non Gold Pool	2.404%, $5,370,967 par, due 8/1/2045		(1)	5,401,506
Freddie Mac Non Gold Pool	2.587%, $2,171,749 par, due 5/1/2045		(1)	2,193,766
Freddie Mac Non Gold Pool	2.621%, $2,329,926 par, due 11/1/2045		(1)	2,355,459
Freddie Mac Non Gold Pool	2.556%, $4,604,043 par, due 2/1/2046		(1)	4,667,142

33(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Freddie Mac Non Gold Pool	2.429%, $3,450,184 par, due 10/1/2046		(1)	$3,459,078
Freddie Mac Non Gold Pool	2.406%, $5,366,594 par, due 10/1/2046		(1)	5,377,300
Freddie Mac Non Gold Pool	2.230%, $3,547,960 par, due 1/1/2047		(1)	3,539,083
Freddie Mac Non Gold Pool	2.797%, $1,824,215 par, due 11/1/2047		(1)	1,837,999
Freddie Mac Non Gold Pool	3.533%, $281,488 par, due 5/1/2038		(1)	295,049
Freddie Mac Non Gold Pool	3.645%, $808,102 par, due 9/1/2037		(1)	848,570
Freddie Mac Non Gold Pool	3.256%, $304,762 par, due 6/1/2036		(1)	318,093
Freddie Mac Non Gold Pool	3.068%, $951,759 par, due 8/1/2035		(1)	983,917
Freddie Mac Non Gold Pool	3.468%, $201,860 par, due 1/1/2041		(1)	210,604
Freddie Mac Non Gold Pool	3.493%, $44,116 par, due 10/1/2029		(1)	44,811
Freddie Mac Non Gold Pool	3.559%, $240,974 par, due 5/1/2042		(1)	250,827
Freddie Mac Non Gold Pool	3.611%, $183,327 par, due 6/1/2042		(1)	189,957
Freddie Mac Non Gold Pool	3.555%, $282,538 par, due 6/1/2042		(1)	292,925
Freddie Mac Non Gold Pool	2.475%, $1,308,215 par, due 9/1/2042		(1)	1,323,333
Freddie Mac REMICS	4.000%, $128,944 par, due 12/15/2018		(1)	129,156
Freddie Mac REMICS	4.000%, $125,087 par, due 9/15/2019		(1)	125,297
Freddie Mac REMICS	4.000%, $350,616 par, due 6/15/2023		(1)	352,891
Freddie Mac Struct PT Cert	5.231%, $3,129,705 par, due 5/25/2043		(1)	3,477,722
GAHR Commercial Mortgage Trust 2015-NRF	2.551%, $501,743 par, due 12/15/2034		(1)	501,899
GE Cap Intl Funding	2.342%, $1,727,000 par, due 11/15/2020		(1)	1,719,037
General Electric Co	5.550%, $215,000 par, due 5/4/2020		(1)	230,109
Gilead Sciences Inc	1.850%, $800,000 par, due 9/4/2018		(1)	800,032
Ginnie Mae II pool	6.170%, $113,004 par, due 10/20/2058		(1)	115,408
Ginnie Mae II pool	5.850%, $3,008 par, due 12/20/2058		(1)	3,388
Ginnie Mae II pool	5.460%, $9,944 par, due 7/20/2059		(1)	10,217
Ginnie Mae II pool	5.500%, $6,667 par, due 2/20/2059		(1)	6,717
Ginnie Mae II pool	2.625%, $777,592 par, due 4/20/2042		(1)	800,191
Ginnie Mae II pool	1.860%, $4,434,409 par, due 5/20/2058		(1)	4,488,283
Ginnie Mae II pool	4.794%, $764,861 par, due 12/20/2060		(1)	767,030
Ginnie Mae II pool	5.470%, $31,700 par, due 8/20/2059		(1)	32,890
GlaxoSmithKline Capital Inc	5.650%, $1,000,000 par, due 5/15/2018		(1)	1,013,756
GM Fin Consumer Auto Recv Tr 2017-2	1.610%, $2,800,000 par, due 5/18/2020		(1)	2,794,896
GM Fin Consumer Auto Recv Tr 2017-2	1.860%, $905,000 par, due 12/16/2021		(1)	898,809
GM Fin Consumer Auto Recv Tr 2017-3A	1.970%, $1,610,000 par, due 5/16/2022		(1)	1,600,400
GM Financial Auto Lease Tr 2017-1	1.670%, $1,334,831 par, due 9/20/2019		(1)	1,333,143
GNMA	1.893%, $3,959,525 par, due 10/20/2065		(1)	3,968,624
GNMA	2.243%, $3,675,638 par, due 12/20/2066		(1)	3,749,640
Goldman Sachs Group Inc/The	2.750%, $380,000 par, due 9/15/2020		(1)	381,899
Goldman Sachs Group Inc/The	2.000%, $730,000 par, due 4/25/2019		(1)	727,799
Goldman Sachs Group Inc/The	3.000%, $1,130,000 par, due 4/26/2022		(1)	1,134,430
Goldman Sachs Group Inc/The	2.300%, $930,000 par, due 12/13/2019		(1)	929,403
Goldman Sachs Group Inc/The	2.550%, $920,000 par, due 10/23/2019		(1)	921,731
Goldman Sachs Group Inc/The	2.876%, $1,055,000 par, due 10/31/2022		(1)	1,051,976
GS Mortgage Securities Trust 2012-GCJ7	2.935%, $3,331,848 par, due 5/10/2045		(1)	3,368,389
GS Mortgage Securities Trust 2012-GCJ9	2.773%, $3,592,329 par, due 11/10/2045		(1)	3,599,442
GS Mortgage Securities Trust 2012-GCJ9	2.368%, $3,214,591 par, due 11/10/2045		(1)	3,214,411
Hewlett Packard Enterprise Co	2.100%, $335,000 par, due 10/4/2019		(1)	332,707
Honda Auto Recv Tr	1.160%, $3,600,000 par, due 5/18/2020		(1)	3,578,224
Honda Auto Recv Tr	1.390%, $974,722 par, due 4/15/2020		(1)	971,505
Honda Auto Recv Tr 2017-3	1.790%, $1,840,000 par, due 9/20/2021		(1)	1,826,207
Honeywell International Inc	1.850%, $2,520,000 par, due 11/1/2021		(1)	2,474,254
Honolulu City & County Board of Water Supply	1.744%, $1,750,000 par, due 7/1/2018		(1)	1,749,230
HSBC Bank PLC	1.500%, $2,500,000 par, due 5/15/2018		(1)	2,496,383
HSBC USA Inc	2.000%, $600,000 par, due 8/7/2018		(1)	600,083
Hyundai Auto Lease Tr	1.560%, $1,882,450 par, due 7/15/2019		(1)	1,879,472
IBM Credit LLC	1.800%, $1,115,000 par, due 1/20/2021		(1)	1,097,648
John Deere Capital Corp	1.350%, $1,410,000 par, due 1/16/2018		(1)	1,409,717
John Deere Capital Corp	1.600%, $395,000 par, due 7/13/2018		(1)	394,517
John Deere Capital Corp	1.950%, $230,000 par, due 6/22/2020		(1)	228,369
John Deere Owner Trust 2016-B	1.250%, $3,700,000 par, due 6/15/2020		(1)	3,677,038
John Deere Owner Trust 2017	1.500%, $3,830,334 par, due 10/15/2019		(1)	3,825,316
JPMorgan Chase & Co	6.000%, $730,000 par, due 1/15/2018		(1)	731,015
JPMorgan Chase & Co	2.250%, $1,480,000 par, due 1/23/2020		(1)	1,479,010
JPMorgan Chase & Co	2.550%, $620,000 par, due 10/29/2020		(1)	621,823
JPMorgan Chase & Co	2.400%, $1,100,000 par, due 6/7/2021		(1)	1,094,094
JPMorgan Chase & Co	2.200%, $870,000 par, due 10/22/2019		(1)	869,178
JPMorgan Chase Bank NA	1.650%, $880,000 par, due 9/23/2019		(1)	872,568
JPMorgan Comm Mtg Sec Tr	4.388%, $2,380,000 par, due 7/15/2046		(1)	2,499,712
KeyBank NA/Cleveland OH	2.250%, $1,200,000 par, due 3/16/2020		(1)	1,196,482
KeyBank NA/Cleveland OH	2.350%, $520,000 par, due 3/8/2019		(1)	520,954
KeyBank NA/Cleveland OH	1.600%, $710,000 par, due 8/22/2019		(1)	702,243
L'Anse Creuse Public Schools	2.159%, $790,000 par, due 5/1/2020		(1)	790,040
Lockheed Martin Corp	2.500%, $1,130,000 par, due 11/23/2020		(1)	1,137,218
Lockheed Martin Corp	1.850%, $840,000 par, due 11/23/2018		(1)	838,974

34(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Manufacturers & Traders Trust Co	2.046%, $1,870,000 par, due 5/18/2022		(1)	$1,879,015
Marathon Petroleum Corp	5.125%, $1,500,000 par, due 3/1/2021		(1)	1,609,857
MassMutual Global Funding II	1.550%, $2,080,000 par, due 10/11/2019		(1)	2,055,125
McCormick & Co Inc/MD	2.700%, $725,000 par, due 8/15/2022		(1)	724,450
Medtronic Global Holdings SCA	1.700%, $1,030,000 par, due 3/28/2019		(1)	1,025,724
Medtronic Inc	2.500%, $511,000 par, due 3/15/2020		(1)	514,025
Mercedes-Benz Auto Rec Tr	1.340%, $2,007,251 par, due 12/16/2019		(1)	2,002,736
Metro Gov of Nashville & Davidson Co TN	1.864%, $1,500,000 par, due 7/1/2019		(1)	1,496,985
Metropolitan Life Global Funding I	1.950%, $2,400,000 par, due 12/3/2018		(1)	2,399,755
Micron Semiconductor Asia Pte Ltd	1.258%, $1,262,700 par, due 1/15/2019		(1)	1,256,441
MidAmerican Energy Co	2.400%, $1,000,000 par, due 3/15/2019		(1)	1,003,964
Middletown City School District/OH	1.781%, $1,365,000 par, due 12/1/2019		(1)	1,350,203
MMAF Equipment Finance LLC 2016-A	1.760%, $1,800,000 par, due 1/17/2023		(1)	1,771,169
MMAF Equipment Finance LLC 2017-A	2.040%, $4,000,000 par, due 2/16/2022		(1)	3,979,344
Mondelez International Holdings Netherlands BV	1.625%, $1,700,000 par, due 10/28/2019		(1)	1,675,467
Monmouth County Improvement Authority	2.150%, $1,000,000 par, due 12/15/2019		(1)	995,510
Morgan Stanley	2.293%, $730,000 par, due 7/22/2022		(1)	735,863
Morgan Stanley	2.500%, $560,000 par, due 1/24/2019		(1)	561,426
Morgan Stanley	2.450%, $600,000 par, due 2/1/2019		(1)	601,520
Morgan Stanley	2.625%, $1,110,000 par, due 11/17/2021		(1)	1,104,942
Morgan Stanley	2.543%, $1,155,000 par, due 1/20/2022		(1)	1,174,106
Morgan Stanley	2.650%, $920,000 par, due 1/27/2020		(1)	924,154
Morgan Stanley	1.875%, $800,000 par, due 1/5/2018		(1)	799,986
Morgan Stanley Barclays Bank Trust	2.200%, $1,400,000 par, due 9/13/2031		(1)	1,376,505
Navient Student Loan Trust 2015-2	1.972%, $3,422,111 par, due 8/27/2029		(1)	3,428,911
Navient Student Loan Trust 2016-6	2.302%, $2,130,000 par, due 3/25/2066		(1)	2,152,674
NC State Edu Asst Auth	2.364%, $3,113,780 par, due 7/25/2039		(1)	3,120,506
New Hamp Higher Ed Ln Co	2.064%, $617,425 par, due 10/25/2028		(1)	617,061
New York Life Global Funding	1.500%, $980,000 par, due 10/24/2019		(1)	967,024
New York Life Global Funding	2.000%, $1,200,000 par, due 4/9/2020		(1)	1,192,364
New York Life Global Funding	2.056%, $450,000 par, due 6/10/2022		(1)	452,148
Nissan Auto Lease Trust 2016-A	1.220%, $12,353 par, due 8/15/2018		(1)	12,350
Nissan Auto Lease Trust 2016-B	1.260%, $1,554,566 par, due 12/17/2018		(1)	1,552,697
Nissan Auto Lease Trust 2017-A	1.640%, $2,420,000 par, due 9/16/2019		(1)	2,413,894
Nissan Auto Lease Trust 2017-B	1.830%, $2,430,000 par, due 12/16/2019		(1)	2,424,156
Nissan Auto Recv Owner Tr	1.320%, $3,600,000 par, due 1/15/2021		(1)	3,575,110
North TX Higher Ed Auth	2.361%, $1,634,732 par, due 12/1/2034		(1)	1,638,852
Northrop Grumman Corp	2.080%, $650,000 par, due 10/15/2020		(1)	644,703
Northstar Edu Fin Inc	2.252%, $2,182,429 par, due 12/26/2031		(1)	2,183,787
NYC Transit Fin Auth Future Tax Rev	2.400%, $2,500,000 par, due 2/1/2022		(1)	2,492,600
NYC Transit Fin Auth Future Tax Rev	1.960%, $1,290,000 par, due 5/1/2020		(1)	1,283,976
Oracle Corp	2.625%, $1,200,000 par, due 2/15/2023		(1)	1,202,662
Orange SA	1.625%, $1,430,000 par, due 11/3/2019		(1)	1,412,186
PACCAR Financial Corp	2.250%, $730,000 par, due 2/25/2021		(1)	727,534
Packaging Corp of America	2.450%, $590,000 par, due 12/15/2020		(1)	590,828
Petroleos Mexicanos	1.950%, $3,500,000 par, due 12/20/2022		(1)	3,459,372
Petroleos Mexicanos	1.846%, $2,828,125 par, due 2/15/2024		(1)	2,780,002
PNC Bank NA	1.500%, $1,300,000 par, due 2/23/2018		(1)	1,299,592
PNC Bank NA	1.850%, $370,000 par, due 7/20/2018		(1)	369,679
PNC Bank NA	2.450%, $590,000 par, due 11/5/2020		(1)	590,884
PNC Bank NA	1.700%, $800,000 par, due 12/7/2018		(1)	797,630
PNC Bank NA	2.000%, $1,080,000 par, due 5/19/2020		(1)	1,071,203
PNC Bank NA	1.875%, $690,000 par, due 7/27/2022		(1)	691,747
PPL Electric Utilities Corp	3.000%, $1,500,000 par, due 9/15/2021		(1)	1,525,635
Providence Health & Services Obligated Group	4.379%, $1,000,000 par, due 10/1/2023		(1)	1,080,047
Public Service Electric & Gas Co	5.300%, $2,400,000 par, due 5/1/2018		(1)	2,427,468
Realty Income Corp	2.000%, $1,716,000 par, due 1/31/2018		(1)	1,715,846
Reliance Industries Ltd	2.060%, $2,465,000 par, due 1/15/2026		(1)	2,420,317
Rockwell Collins Inc	1.950%, $450,000 par, due 7/15/2019		(1)	447,694
Rolls-Royce PLC	2.375%, $1,200,000 par, due 10/14/2020		(1)	1,192,120
Royal Bank of Canada	2.100%, $1,390,000 par, due 10/14/2020		(1)	1,379,982
Royal Bank of Canada	2.000%, $2,300,000 par, due 10/1/2018		(1)	2,301,019
Royal Bank of Canada	2.107%, $710,000 par, due 2/1/2022		(1)	717,468
San Diego Gas & Electric Co	1.914%, $385,716 par, due 2/1/2022		(1)	376,605
San Jose Redevelopment Agency Successor Agency	2.259%, $1,840,000 par, due 8/1/2020		(1)	1,849,182
Santander Auto Recv Trust	1.490%, $2,070,878 par, due 2/18/2020		(1)	2,068,823
SBA Small Business Investment Cos	5.902%, $287,735 par, due 2/10/2018		(1)	288,932
SBA Small Business Investment Cos	3.644%, $1,102,876 par, due 9/10/2023		(1)	1,129,479
SBA Small Business Investment Cos	2.829%, $6,607,325 par, due 9/10/2025		(1)	6,662,324
SC State Std Ln Corp	1.828%, $1,049,075 par, due 1/25/2041		(1)	1,044,490
SCG Trust 2013-SRP1	3.127%, $1,450,000 par, due 11/15/2026		(1)	1,449,105
Schlumberger Finance Canada Ltd	2.200%, $375,000 par, due 11/20/2020		(1)	372,809
Shell International Finance BV	1.900%, $870,000 par, due 8/10/2018		(1)	870,133
Shell International Finance BV	2.125%, $700,000 par, due 5/11/2020		(1)	698,544

35(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Shell International Finance BV	1.625%, $626,000 par, due 11/10/2018		(1)	$624,414
Sherwin-Williams Co/The	2.750%, $950,000 par, due 6/1/2022		(1)	946,312
Siemens Financieringsmaatschappij NV	1.450%, $800,000 par, due 5/25/2018		(1)	798,723
Siemens Financieringsmaatschappij NV	2.210%, $2,670,000 par, due 3/16/2022		(1)	2,694,025
Simon Property Group LP	2.350%, $640,000 par, due 1/30/2022		(1)	633,927
Simon Property Group LP	2.750%, $1,100,000 par, due 6/1/2023		(1)	1,096,646
SLM Student Loan Trust 2006-1	1.477%, $1,293,089 par, due 7/26/2021		(1)	1,277,761
South Lyon Community Schools	1.940%, $2,000,000 par, due 5/1/2019		(1)	1,992,180
Southern California Edison Co	1.845%, $771,429 par, due 2/1/2022		(1)	763,941
State of Arkansas	2.335%, $2,185,000 par, due 7/1/2020		(1)	2,193,653
State of California	2.193%, $1,200,000 par, due 4/1/2047		(1)	1,202,952
State of Mississippi	1.779%, $1,250,000 par, due 11/1/2028		(1)	1,250,463
State of Oregon	5.762%, $1,587,017 par, due 6/1/2023		(1)	1,742,512
State Street Corp	2.653%, $1,080,000 par, due 5/15/2023		(1)	1,080,312
Student Loan Corp	2.252%, $1,547,950 par, due 7/25/2036		(1)	1,540,128
SunTrust Bank/Atlanta GA	2.250%, $725,000 par, due 1/31/2020		(1)	723,881
Teva Pharmaceutical Finance Netherlands III BV	1.400%, $820,000 par, due 7/20/2018		(1)	814,541
Texas A&M University	1.536%, $1,890,000 par, due 5/15/2018		(1)	1,887,600
Texas A&M University	2.229%, $1,500,000 par, due 5/15/2021		(1)	1,495,470
Texas Instruments Inc	2.750%, $760,000 par, due 3/12/2021		(1)	770,058
Texas Tech University	1.925%, $1,600,000 par, due 2/15/2020		(1)	1,590,624
Toronto-Dominion Bank/The	2.250%, $5,450,000 par, due 9/25/2019		(1)	5,451,422
Towd Point Mortgage Trust 2016-1	2.750%, $1,596,789 par, due 2/25/2055		(1)	1,597,172
Towd Point Mortgage Trust 2016-2	2.750%, $1,772,010 par, due 8/25/2055		(1)	1,771,498
Towd Point Mortgage Trust 2016-3	2.250%, $1,226,870 par, due 4/25/2056		(1)	1,215,140
Towd Point Mortgage Trust 2017-1	2.750%, $1,233,733 par, due 10/25/2056		(1)	1,232,150
Towd Point Mortgage Trust 2017-5	2.152%, $983,911 par, due 2/25/2057		(1)	985,113
Toyota Auto Receivables 2017-D Owner Trust	1.740%, $2,325,000 par, due 8/17/2020		(1)	2,321,406
Toyota Auto Recv Owner Tr	1.340%, $1,412,453 par, due 6/17/2019		(1)	1,410,710
Toyota Auto Recv Owner Tr	1.140%, $3,670,000 par, due 8/17/2020		(1)	3,645,253
Toyota Motor Credit Corp	1.550%, $400,000 par, due 7/13/2018		(1)	399,327
Toyota Motor Credit Corp	1.700%, $370,000 par, due 2/19/2019		(1)	368,353
Toyota Motor Credit Corp	1.700%, $140,000 par, due 1/9/2019		(1)	139,710
Tyco Electronics Group SA	2.350%, $1,500,000 par, due 8/1/2019		(1)	1,498,701
UBS AG/London	2.450%, $515,000 par, due 12/1/2020		(1)	513,448
UBS Group Funding Switzerland AG	2.682%, $1,510,000 par, due 5/23/2023		(1)	1,534,417
UBS Group Funding Switzerland AG	2.366%, $555,000 par, due 8/15/2023		(1)	557,329
UBS-Barclays Commercial Mortgage Trust 2012-C3	3.091%, $4,015,000 par, due 8/10/2049		(1)	4,079,449
Unilever Capital Corp	1.800%, $1,510,000 par, due 5/5/2020		(1)	1,498,877
Union Electric Co	6.700%, $1,500,000 par, due 2/1/2019		(1)	1,568,919
United States Small Business Administration	4.760%, $1,799,564 par, due 9/1/2025		(1)	1,871,442
United States Small Business Administration	5.290%, $1,217,631 par, due 12/1/2027		(1)	1,287,219
United States Small Business Administration	5.630%, $1,922,154 par, due 10/1/2028		(1)	2,083,309
United States Small Business Administration	6.770%, $590,366 par, due 11/1/2028		(1)	655,707
United States Treasury Inflation Indexed Bonds	0.125%, $18,369,000 par, due 4/15/2021		(1)	19,038,570
United States Treasury Inflation Indexed Bonds	0.125%, $18,148,000 par, due 4/15/2022		(1)	18,277,170
United States Treasury Note/Bond	1.500%, $8,900,000 par, due 5/15/2020		(1)	8,814,827
United States Treasury Note/Bond	1.500%, $11,300,000 par, due 6/15/2020		(1)	11,186,119
United States Treasury Note/Bond	1.750%, $11,175,000 par, due 11/30/2021		(1)	11,019,165
United States Treasury Note/Bond	1.500%, $7,375,000 par, due 7/15/2020		(1)	7,296,065
United States Treasury Note/Bond	1.500%, $3,500,000 par, due 8/15/2020		(1)	3,461,308
United States Treasury Note/Bond	1.375%, $14,400,000 par, due 9/15/2020		(1)	14,194,685
United States Treasury Note/Bond	1.750%, $300,000 par, due 11/15/2020		(1)	298,277
United States Treasury Note/Bond	1.875%, $6,500,000 par, due 12/15/2020		(1)	6,481,209
United States Treasury Note/Bond	1.125%, $4,000,000 par, due 2/28/2021		(1)	3,889,844
United Technologies Corp	1.500%, $850,000 par, due 11/1/2019		(1)	840,005
United Technologies Corp	1.900%, $800,000 par, due 5/4/2020		(1)	792,118
UnitedHealth Group Inc	1.900%, $522,000 par, due 7/16/2018		(1)	522,210
US Bank NA/Cincinnati OH	2.125%, $500,000 par, due 10/28/2019		(1)	500,182
US Bank NA/Cincinnati OH	1.400%, $1,250,000 par, due 4/26/2019		(1)	1,240,208
US Bank NA/Cincinnati OH	2.050%, $920,000 par, due 10/23/2020		(1)	913,372
USAA Capital Corp	2.000%, $1,720,000 par, due 6/1/2021		(1)	1,687,255
Ventas Realty LP	3.100%, $1,360,000 par, due 1/15/2023		(1)	1,360,203
Ventas Realty LP / Ventas Capital Corp	2.000%, $700,000 par, due 2/15/2018		(1)	699,960
Verizon Communications Inc	3.000%, $730,000 par, due 11/1/2021		(1)	738,163
Verizon Communications Inc	2.946%, $696,000 par, due 3/15/2022		(1)	700,239
Verizon Communications Inc	2.600%, $1,400,000 par, due 3/16/2022		(1)	1,427,562
Volkswagen Group of America Finance LLC	1.650%, $300,000 par, due 5/22/2018		(1)	299,700
Volvo Fin Equip LLC	1.440%, $18,828 par, due 10/15/2018		(1)	18,825
WEC Energy Group Inc	1.650%, $650,000 par, due 6/15/2018		(1)	649,355
Westpac Banking Corp	2.000%, $2,250,000 par, due 5/21/2019		(1)	2,243,489
WestRock RKT Co	4.450%, $1,300,000 par, due 3/1/2019		(1)	1,328,951
WFRBS Commercial Mortgage Trust 2011-C5	3.667%, $3,500,000 par, due 11/15/2044		(1)	3,622,721
WFRBS Commercial Mortgage Trust 2012-C10	2.453%, $3,499,988 par, due 12/15/2045		(1)	3,503,337
36(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	WFRBS Commercial Mortgage Trust 2014-LC14	2.227%, $1,000,000 par, due 3/15/2047		(1)	$1,006,838
	Wheels SPV 2 LLC	1.590%, $1,108,027 par, due 5/20/2025		(1)	1,105,071
	World Omni Auto Lease Sec Tr	1.680%, $1,359,900 par, due 12/16/2019		(1)	1,356,749
	World Omni Auto Receivables Trust 2017-A	1.930%, $3,775,000 par, due 9/15/2022		(1)	3,751,357
	World Omni Auto Receivables Trust 2017-B	1.950%, $3,170,000 par, due 2/15/2023		(1)	3,142,503
	World Omni Lease Sec Trust	1.540%, $725,677 par, due 10/15/2018		(1)	725,552
	Xcel Energy Inc	2.400%, $730,000 par, due 3/15/2021		(1)	725,167
*	Wells Fargo/Blackrock Short Term Investment Fund S	1.51%, $435,872 par		(1)	435,872
					732,888,861
		Accrued income			2,378,522
		Payable for securities purchased on a forward commitment basis			—
		Payable for investment securities purchased			—
		Receivables for investment securities sold			—
		Receivable for investment payments due			851,744
		Adjustment from fair value to current value			893,479
		Total			737,012,606
	American General Life Ins. Co.	2.43%
	Transamerica Premier Life Ins. Co.	2.38%
	Pacific Life Ins. Co.	2.40%
	Nationwide Life Insurance Co.	2.29%
	State Street Bank and TrustCo.	2.25%
	Voya Ins. and Annuity Co.	2.07%
	21st Century Fox America Inc	3.375%, $700,000 par, due 11/15/2026		(1)	714,922
	Abay Leasing 2014 LLC	2.654%, $1,368,750 par, due 11/9/2026		(1)	1,374,157
	ABB Treasury Center USA Inc	4.000%, $1,500,000 par, due 6/15/2021		(1)	1,576,634
	AbbVie Inc	1.800%, $945,000 par, due 5/14/2018		(1)	944,538
	Access Group Inc 2013-1	1.829%, $933,202 par, due 2/25/2036		(1)	924,072
	Adams & Arapahoe Joint School District 28J Aurora	3.730%, $675,000 par, due 12/1/2020		(1)	703,337
	AEP Texas Inc	2.400%, $230,000 par, due 10/1/2022		(1)	226,581
	AIG Global Funding	2.700%, $1,700,000 par, due 12/15/2021		(1)	1,699,131
	Air Liquide Finance SA	1.375%, $2,050,000 par, due 9/27/2019		(1)	2,017,959
	Alexandria Real Estate Equities Inc	3.450%, $1,600,000 par, due 4/30/2025		(1)	1,594,683
	Allergan PLC	3.800%, $670,000 par, due 3/15/2025		(1)	682,091
	Alvin Independent School District/TX	3.780%, $500,000 par, due 2/15/2021		(1)	515,665
	Amazon.com Inc	2.800%, $336,000 par, due 8/22/2024		(1)	334,979
	American Express Co	1.550%, $500,000 par, due 5/22/2018		(1)	499,415
	American Express Credit Corp	1.700%, $630,000 par, due 10/30/2019		(1)	623,497
	American Express Credit Corp	2.375%, $480,000 par, due 5/26/2020		(1)	479,444
	American Honda Finance Corp	1.650%, $1,270,000 par, due 7/12/2021		(1)	1,238,697
	AmeriCredit Auto Rec Trust	1.700%, $1,237,249 par, due 7/8/2020		(1)	1,236,312
	Amphenol Corp	3.200%, $290,000 par, due 4/1/2024		(1)	291,961
	Anderson County School District No 1/SC	5.000%, $500,000 par, due 3/1/2022		(1)	528,880
	Anglo American Capital PLC	4.875%, $290,000 par, due 5/14/2025		(1)	307,303
	Anglo American Capital PLC	3.625%, $200,000 par, due 9/11/2024		(1)	199,042
	Anheuser-Busch InBev Finance Inc	2.650%, $1,670,000 par, due 2/1/2021		(1)	1,678,380
	Anheuser-Busch InBev Finance Inc	3.650%, $940,000 par, due 2/1/2026		(1)	970,059
	Anheuser-Busch InBev Worldwide Inc	3.750%, $500,000 par, due 1/15/2022		(1)	522,591
	Apple Inc	2.850%, $800,000 par, due 2/23/2023		(1)	810,838
	Apple Inc	3.000%, $2,400,000 par, due 2/9/2024		(1)	2,430,463
	Apple Inc	2.850%, $870,000 par, due 5/11/2024		(1)	873,898
	AT&T Inc	3.200%, $330,000 par, due 3/1/2022		(1)	333,561
	AT&T Inc	3.400%, $850,000 par, due 5/15/2025		(1)	835,678
	AT&T Inc	3.900%, $2,770,000 par, due 8/14/2027		(1)	2,788,509
	AvalonBay Communities Inc	2.950%, $1,800,000 par, due 9/15/2022		(1)	1,816,335
	BAE Systems Holdings Inc	3.800%, $1,000,000 par, due 10/7/2024		(1)	1,040,302
	BAE Systems PLC	4.750%, $770,000 par, due 10/11/2021		(1)	820,990
	Baker Hughes a GE Co LLC	2.773%, $1,180,000 par, due 12/15/2022		(1)	1,178,519
	Bank of America Corp	3.300%, $1,600,000 par, due 1/11/2023		(1)	1,636,800
	Bank of America Corp	2.650%, $370,000 par, due 4/1/2019		(1)	372,100
	Bank of America Corp	2.881%, $2,230,000 par, due 4/24/2023		(1)	2,233,280
	Bank of America Corp	4.000%, $1,500,000 par, due 4/1/2024		(1)	1,585,689
	Bank of America Corp	3.950%, $535,000 par, due 4/21/2025		(1)	553,253
	Bank of Montreal	1.900%, $920,000 par, due 8/27/2021		(1)	900,619
	Bank of Montreal	2.500%, $960,000 par, due 1/11/2022		(1)	958,668
	Bank of Montreal	1.750%, $1,100,000 par, due 6/15/2021		(1)	1,073,219
	Bank of New York Mellon Corp/The	2.200%, $1,200,000 par, due 5/15/2019		(1)	1,201,598
	Bank of New York Mellon Corp/The	2.150%, $1,058,000 par, due 2/24/2020		(1)	1,056,488
	Bank of Nova Scotia/The	4.500%, $210,000 par, due 12/16/2025		(1)	220,911
	Bayer US Finance LLC	2.375%, $830,000 par, due 10/8/2019		(1)	830,461
	BB&T Corp	2.450%, $1,300,000 par, due 1/15/2020		(1)	1,304,303
	BB&T Corp	2.625%, $1,150,000 par, due 6/29/2020		(1)	1,157,838
	BB&T Corp	2.850%, $680,000 par, due 10/26/2024		(1)	675,048
	Becton Dickinson and Co	2.675%, $624,000 par, due 12/15/2019		(1)	626,255
	BMW US Capital LLC	2.700%, $500,000 par, due 4/6/2022		(1)	501,716

37(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Boston Properties LP	3.850%, $1,830,000 par, due 2/1/2023		(1)	$1,906,443
Boston Properties LP	3.125%, $500,000 par, due 9/1/2023		(1)	503,937
BP Capital Markets PLC	3.814%, $560,000 par, due 2/10/2024		(1)	588,707
BP Capital Markets PLC	3.216%, $1,200,000 par, due 11/28/2023		(1)	1,225,818
BP Capital Markets PLC	3.279%, $865,000 par, due 9/19/2027		(1)	875,632
Brazos Student Finance Corp	1.925%, $94,802 par, due 6/25/2027		(1)	94,193
Burlington Northern Santa Fe LLC	3.600%, $1,010,000 par, due 9/1/2020		(1)	1,041,247
CA Dept of Water Resources	2.000%, $1,750,000 par, due 5/1/2022		(1)	1,710,433
Canadian Pacific Railway Co	4.500%, $775,000 par, due 1/15/2022		(1)	825,325
Canadian Pacific Railway Co	2.900%, $460,000 par, due 2/1/2025		(1)	456,373
Capital Auto Rec Trust	1.830%, $1,800,000 par, due 3/20/2020		(1)	1,799,878
Capital One Exec Tr	1.340%, $2,600,000 par, due 4/15/2022		(1)	2,573,561
Capital One NA/Mclean VA	2.350%, $1,200,000 par, due 1/31/2020		(1)	1,196,387
Capital One NA/Mclean VA	2.650%, $1,010,000 par, due 8/8/2022		(1)	999,425
CarMax Auto Owner Trust 2015-4	1.560%, $1,121,596 par, due 11/16/2020		(1)	1,118,305
CarMax Auto Owner Trust 2016-3	1.390%, $2,600,000 par, due 5/17/2021		(1)	2,577,840
Caterpillar Financial Services Corp	1.700%, $1,400,000 par, due 8/9/2021		(1)	1,365,358
Caterpillar Financial Services Corp	2.100%, $380,000 par, due 1/10/2020		(1)	379,212
Caterpillar Financial Services Corp	2.550%, $755,000 par, due 11/29/2022		(1)	752,585
CenterPoint Energy Houston Electric LLC	2.250%, $1,298,000 par, due 8/1/2022		(1)	1,279,250
CenterPoint Energy Houston Electric LLC	1.850%, $580,000 par, due 6/1/2021		(1)	569,245
CenterPoint Energy Transition	2.161%, $1,162,919 par, due 10/15/2021		(1)	1,163,088
Charles Schwab Corp/The	2.650%, $815,000 par, due 1/25/2023		(1)	814,502
Chase Issuance Trust	1.370%, $1,800,000 par, due 6/15/2021		(1)	1,782,727
Cherokee County Board of Education	5.626%, $1,000,000 par, due 8/1/2028		(1)	1,155,310
Chevron Corp	2.355%, $470,000 par, due 12/5/2022		(1)	466,275
Chevron Corp	2.566%, $1,000,000 par, due 5/16/2023		(1)	997,769
Chevron Corp	2.895%, $810,000 par, due 3/3/2024		(1)	817,197
Children's Hospital Medical Center/Cincinnati OH	2.853%, $1,775,000 par, due 11/15/2026		(1)	1,710,438
Chubb INA Holdings Inc	2.875%, $360,000 par, due 11/3/2022		(1)	364,902
Cimarex Energy Co	3.900%, $640,000 par, due 5/15/2027		(1)	654,412
Cintas Corp No 2	3.250%, $1,180,000 par, due 6/1/2022		(1)	1,204,159
Citigroup Inc	4.500%, $600,000 par, due 1/14/2022		(1)	638,257
Citigroup Inc	2.400%, $470,000 par, due 2/18/2020		(1)	469,450
Citigroup Inc	3.300%, $380,000 par, due 4/27/2025		(1)	383,543
Citigroup Inc	2.700%, $500,000 par, due 3/30/2021		(1)	501,519
Citigroup Inc	3.400%, $760,000 par, due 5/1/2026		(1)	764,539
Citigroup Inc	2.350%, $1,000,000 par, due 8/2/2021		(1)	989,099
Citigroup Inc	2.900%, $760,000 par, due 12/8/2021		(1)	765,002
Citigroup Inc	2.450%, $600,000 par, due 1/10/2020		(1)	600,277
Citigroup Inc	2.750%, $790,000 par, due 4/25/2022		(1)	788,402
Citizens Bank NA/Providence RI	2.500%, $1,012,000 par, due 3/14/2019		(1)	1,014,396
City & County of Honolulu HI	2.368%, $750,000 par, due 10/1/2024		(1)	729,975
City of Austin TX	3.450%, $500,000 par, due 9/1/2021		(1)	514,135
City of Boston MA	4.400%, $1,000,000 par, due 4/1/2026		(1)	1,060,190
City of Chicago IL	6.050%, $500,000 par, due 1/1/2029		(1)	518,555
City of Houston TX	3.725%, $735,000 par, due 3/1/2030		(1)	739,520
City of Houston TX	4.361%, $695,000 par, due 3/1/2020		(1)	726,775
City of Lubbock TX	4.742%, $750,000 par, due 2/15/2020		(1)	771,158
Clorox Co/The	3.100%, $425,000 par, due 10/1/2027		(1)	422,130
CNH Equipment Trust 2015-A	1.300%, $515,416 par, due 4/15/2020		(1)	514,655
Comcast Corp	2.750%, $810,000 par, due 3/1/2023		(1)	813,884
Comcast Corp	3.000%, $770,000 par, due 2/1/2024		(1)	775,097
COMM 2012-LC4 A4 9.6-Yr CMBS	3.288%, $2,300,000 par, due 12/10/2044		(1)	2,341,642
COMM 2013-CCRE6 Mortgage Trust	3.101%, $2,880,000 par, due 3/10/2046		(1)	2,919,390
COMM 2013-CCRE8 Mortgage Trust	3.612%, $2,165,000 par, due 6/10/2046		(1)	2,247,937
COMM 2013-LC6 Mortgage Trust	2.941%, $475,000 par, due 1/10/2046		(1)	478,397
Commercial Mortgage Pass Through Certificates	4.236%, $2,200,000 par, due 2/10/2047		(1)	2,352,988
Commonwealth Edison Co	3.400%, $350,000 par, due 9/1/2021		(1)	360,192
Commonwealth of Pennsylvania	4.650%, $750,000 par, due 2/15/2026		(1)	815,970
ConocoPhillips Co	2.875%, $600,000 par, due 11/15/2021		(1)	606,974
ConocoPhillips Co	2.200%, $1,290,000 par, due 5/15/2020		(1)	1,287,104
Cooperatieve Rabobank UA/NY	2.750%, $350,000 par, due 1/10/2022		(1)	352,819
Core Industrial Trust 2015-CALW	3.040%, $1,585,000 par, due 2/10/2034		(1)	1,610,095
Corning Inc	4.250%, $910,000 par, due 8/15/2020		(1)	950,140
County of Baltimore MD	2.847%, $550,000 par, due 8/1/2026		(1)	540,172
County of Baltimore MD	2.778%, $1,000,000 par, due 7/1/2030		(1)	938,330
County of Scott MN	4.750%, $1,000,000 par, due 12/1/2020		(1)	999,950
County of Spokane WA	2.242%, $1,500,000 par, due 12/1/2023		(1)	1,474,095
Credit Suisse AG/New York NY	2.300%, $1,000,000 par, due 5/28/2019		(1)	1,000,968
Credit Suisse AG/New York NY	3.625%, $330,000 par, due 9/9/2024		(1)	341,465
Credit Suisse Group AG	3.574%, $700,000 par, due 1/9/2023		(1)	711,698
Credit Suisse Group AG	2.997%, $420,000 par, due 12/14/2023		(1)	415,067
CRH America Finance Inc	3.400%, $410,000 par, due 5/9/2027		(1)	409,907

38(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
CVS Health Corp	4.000%, $570,000 par, due 12/5/2023		(1)	$592,638
CVS Health Corp	3.500%, $340,000 par, due 7/20/2022		(1)	346,325
Daimler Finance North America LLC	2.450%, $920,000 par, due 5/18/2020		(1)	919,305
Daimler Finance North America LLC	1.500%, $650,000 par, due 7/5/2019		(1)	642,396
Daimler Finance North America LLC	2.000%, $460,000 par, due 7/6/2021		(1)	450,007
Daimler Finance North America LLC	2.200%, $470,000 par, due 10/30/2021		(1)	461,566
Dallas TX Water Sewer	2.589%, $1,000,000 par, due 10/1/2027		(1)	960,660
Danone SA	1.691%, $1,510,000 par, due 10/30/2019		(1)	1,491,842
DBUBS 2011-LC1 Mortgage Trust	5.002%, $2,100,000 par, due 11/10/2046		(1)	2,214,929
DBUBS 2011-LC2 Mortgage Trust	4.537%, $2,000,000 par, due 7/10/2044		(1)	2,106,366
Deere & Co	2.600%, $1,500,000 par, due 6/8/2022		(1)	1,501,656
Dell Equipment Finance Trust 2016-1	1.650%, $2,600,000 par, due 7/22/2021		(1)	2,596,430
Duke Energy Progress LLC	2.800%, $950,000 par, due 5/15/2022		(1)	958,866
Eaton Corp	6.950%, $1,375,000 par, due 3/20/2019		(1)	1,446,424
Ecolab Inc	4.350%, $689,000 par, due 12/8/2021		(1)	733,378
Ecolab Inc	2.250%, $540,000 par, due 1/12/2020		(1)	539,722
Ecolab Inc	3.250%, $520,000 par, due 1/14/2023		(1)	531,678
Ecolab Inc	3.250%, $165,000 par, due 12/1/2027		(1)	165,088
Edu Fund of South	2.602%, $3,106,449 par, due 3/25/2036		(1)	3,123,248
Education Loan ABS Tr	2.352%, $817,666 par, due 6/25/2026		(1)	818,164
EI du Pont de Nemours & Co	2.200%, $210,000 par, due 5/1/2020		(1)	209,815
EMC Corp	1.875%, $570,000 par, due 6/1/2018		(1)	567,290
EMD Finance LLC (Merck KGaA)	2.400%, $800,000 par, due 3/19/2020		(1)	798,247
EMD Finance LLC (Merck KGaA)	2.950%, $780,000 par, due 3/19/2022		(1)	783,350
Entergy Arkansas Inc	3.050%, $1,943,000 par, due 6/1/2023		(1)	1,950,144
Entergy Gulf States Louisiana LLC	6.000%, $750,000 par, due 5/1/2018		(1)	759,903
Enterprise Fleet Fin	1.740%, $1,789,459 par, due 2/22/2022		(1)	1,785,909
Enterprise Products Operating LLC	3.750%, $420,000 par, due 2/15/2025		(1)	433,060
ERP Operating LP	4.625%, $1,304,000 par, due 12/15/2021		(1)	1,396,776
Ethiopian Leasing 2012 LLC	2.646%, $1,539,244 par, due 5/12/2026		(1)	1,545,192
Fannie Mae Grantor Trust 2002-T16	7.000%, $91,197 par, due 7/25/2042		(1)	105,370
Fannie Mae Grantor Trust 2002-T18	7.000%, $39,620 par, due 8/25/2042		(1)	45,918
Fannie Mae Grantor Trust 2004-T3	6.000%, $241,696 par, due 2/25/2044		(1)	272,209
Fannie Mae Pool	3.012%, $231,712 par, due 4/1/2036		(1)	239,811
Fannie Mae Pool	5.000%, $446,673 par, due 9/1/2033		(1)	485,279
Fannie Mae Pool	3.447%, $175,188 par, due 1/1/2041		(1)	183,294
Fannie Mae Pool	3.500%, $3,871,096 par, due 9/1/2032		(1)	3,996,701
Fannie Mae Pool	3.500%, $427,640 par, due 8/1/2032		(1)	442,727
Fannie Mae Pool	2.961%, $1,518,537 par, due 6/1/2022		(1)	1,547,000
Fannie Mae Pool	3.047%, $965,615 par, due 11/1/2022		(1)	984,369
Fannie Mae Pool	4.000%, $1,893,474 par, due 11/1/2045		(1)	2,000,150
Fannie Mae Pool	2.760%, $2,187,582 par, due 4/1/2022		(1)	2,212,906
Fannie Mae Pool	2.476%, $3,894,260 par, due 11/1/2022		(1)	3,885,381
Fannie Mae Pool	2.688%, $6,474,333 par, due 5/1/2023		(1)	6,495,032
Fannie Mae Pool	2.510%, $2,519,829 par, due 9/1/2024		(1)	2,505,209
Fannie Mae Pool	2.860%, $1,748,136 par, due 11/1/2021		(1)	1,771,157
Fannie Mae Pool	2.730%, $1,737,814 par, due 1/1/2023		(1)	1,758,311
Fannie Mae Pool	2.560%, $1,800,000 par, due 12/1/2022		(1)	1,800,551
Fannie Mae Pool	2.730%, $1,827,195 par, due 9/1/2023		(1)	1,849,761
Fannie Mae Pool	3.070%, $1,185,000 par, due 2/1/2026		(1)	1,207,982
Fannie Mae Pool	3.080%, $1,100,000 par, due 1/1/2026		(1)	1,125,181
Fannie Mae Pool	2.200%, $2,654,626 par, due 12/1/2023		(1)	2,602,813
Fannie Mae Pool	2.190%, $2,500,000 par, due 7/1/2023		(1)	2,450,658
Fannie Mae Pool	2.350%, $2,448,229 par, due 10/1/2022		(1)	2,427,573
Fannie Mae Pool	2.790%, $1,626,772 par, due 4/1/2024		(1)	1,642,086
Fannie Mae Pool	2.640%, $2,217,368 par, due 2/1/2024		(1)	2,220,410
Fannie Mae Pool	3.080%, $4,525,000 par, due 12/1/2024		(1)	4,613,120
Fannie Mae Pool	3.330%, $1,092,871 par, due 6/1/2027		(1)	1,131,677
Fannie Mae Pool	2.850%, $868,275 par, due 9/1/2024		(1)	878,048
Fannie Mae Pool	3.000%, $1,944,837 par, due 10/1/2023		(1)	1,982,151
Fannie Mae Pool	2.770%, $2,782,819 par, due 9/1/2022		(1)	2,819,558
Fannie Mae Pool	2.820%, $3,731,416 par, due 1/1/2022		(1)	3,776,246
Fannie Mae Pool	3.080%, $2,500,000 par, due 10/1/2025		(1)	2,543,098
Fannie Mae Pool	3.000%, $1,927,121 par, due 5/1/2031		(1)	1,964,659
Fannie Mae Pool	2.500%, $1,379,222 par, due 6/1/2031		(1)	1,378,188
Fannie Mae Pool	2.500%, $1,401,942 par, due 6/1/2031		(1)	1,401,081
Fannie Mae Pool	2.500%, $1,406,685 par, due 6/1/2031		(1)	1,405,630
Fannie Mae Pool	2.500%, $1,395,483 par, due 6/1/2031		(1)	1,395,006
Fannie Mae Pool	2.926%, $886,097 par, due 3/1/2044		(1)	905,406
Fannie Mae Pool	2.864%, $679,712 par, due 3/1/2044		(1)	693,730
Fannie Mae Pool	2.951%, $864,310 par, due 5/1/2044		(1)	883,986
Fannie Mae Pool	1.979%, $145,197 par, due 11/1/2041		(1)	146,831
Fannie Mae Pool	5.000%, $637,885 par, due 11/1/2033		(1)	692,907
Fannie Mae Pool	5.000%, $773,185 par, due 6/1/2035		(1)	839,764

39(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	3.288%, $263,106 par, due 7/1/2035		(1)	$274,356
Fannie Mae Pool	5.000%, $935,173 par, due 10/1/2035		(1)	1,015,831
Fannie Mae Pool	5.000%, $2,895,505 par, due 3/1/2036		(1)	3,145,668
Fannie Mae Pool	3.385%, $62,459 par, due 5/1/2036		(1)	65,537
Fannie Mae Pool	2.202%, $42,907 par, due 4/1/2044		(1)	43,626
Fannie Mae Pool	5.000%, $134,073 par, due 10/1/2019		(1)	137,394
Fannie Mae Pool	5.000%, $59,431 par, due 12/1/2019		(1)	60,604
Fannie Mae Pool	3.418%, $146,749 par, due 5/1/2035		(1)	154,173
Fannie Mae Pool	2.940%, $130,335 par, due 1/1/2035		(1)	135,021
Fannie Mae Pool	5.000%, $264,661 par, due 8/1/2020		(1)	271,567
Fannie Mae Pool	2.944%, $147,258 par, due 7/1/2035		(1)	152,806
Fannie Mae Pool	2.944%, $169,073 par, due 7/1/2035		(1)	175,362
Fannie Mae Pool	4.000%, $4,130,449 par, due 7/1/2056		(1)	4,335,529
Fannie Mae Pool	4.000%, $3,505,631 par, due 6/1/2056		(1)	3,684,912
Fannie Mae Pool	4.500%, $8,102,035 par, due 6/1/2056		(1)	8,729,229
Fannie Mae Pool	4.500%, $3,252,508 par, due 6/1/2056		(1)	3,481,215
Fannie Mae Pool	4.500%, $3,293,664 par, due 6/1/2056		(1)	3,519,675
Fannie Mae Pool	3.500%, $4,860,271 par, due 11/1/2046		(1)	5,056,869
Fannie Mae Pool	4.000%, $5,842,692 par, due 7/1/2056		(1)	6,160,236
Fannie Mae Pool	3.676%, $531,063 par, due 5/1/2036		(1)	551,460
Fannie Mae Pool	2.661%, $82,526 par, due 1/1/2037		(1)	84,671
Fannie Mae Pool	6.000%, $105,234 par, due 9/1/2038		(1)	111,950
Fannie Mae Pool	2.472%, $101,165 par, due 4/1/2037		(1)	102,564
Fannie Mae Pool	3.000%, $1,639,346 par, due 7/1/2032		(1)	1,678,564
Fannie Mae Pool	3.000%, $2,071,205 par, due 3/1/2033		(1)	2,118,207
Fannie Mae REMIC Trust 2005-W1	6.500%, $197,465 par, due 10/25/2044		(1)	224,446
Fannie Mae REMICS	5.500%, $361,303 par, due 4/25/2035		(1)	397,580
Fannie Mae Trust 2003-W6	6.500%, $136,467 par, due 9/25/2042		(1)	154,366
Fannie Mae Trust 2003-W8	7.000%, $24,429 par, due 10/25/2042		(1)	28,160
Fannie Mae Trust 2004-W2	7.000%, $139,447 par, due 2/25/2044		(1)	158,852
Fannie Mae-Aces	5.259%, $12,538 par, due 5/25/2020		(1)	12,516
Fannie Mae-Aces	2.614%, $1,800,000 par, due 10/25/2021		(1)	1,812,335
FHLMC Multifamily Structured Pass-through	2.699%, $1,209,456 par, due 5/25/2018		(1)	1,210,482
Fifth Third Bank/Cincinnati OH	2.250%, $420,000 par, due 6/14/2021		(1)	415,985
Fiserv Inc	4.750%, $1,000,000 par, due 6/15/2021		(1)	1,067,548
Fiserv Inc	2.700%, $1,000,000 par, due 6/1/2020		(1)	1,006,247
Florida Gas Transmission Co LLC	4.350%, $1,000,000 par, due 7/15/2025		(1)	1,068,093
Florida Power & Light Co	2.750%, $1,200,000 par, due 6/1/2023		(1)	1,202,923
Ford Credit Auto Owner Tr	2.310%, $760,000 par, due 8/15/2027		(1)	757,481
Ford Credit Auto Owner Tr	2.030%, $2,500,000 par, due 12/15/2027		(1)	2,463,890
Ford Credit Auto Owner Tr	2.620%, $3,630,000 par, due 8/15/2028		(1)	3,632,171
Ford Credit Auto Owner Trust 2017-REV2	2.360%, $1,850,000 par, due 3/15/2029		(1)	1,833,217
Fortive Corp	2.350%, $1,585,000 par, due 6/15/2021		(1)	1,571,131
Freddie 20-Yr 3.5 GIANT	3.500%, $1,993,812 par, due 9/1/2032		(1)	2,076,720
Freddie Mac Gold Pool	3.500%, $254,178 par, due 2/1/2043		(1)	261,873
Freddie Mac Gold Pool	3.000%, $4,078,839 par, due 1/1/2043		(1)	4,102,239
Freddie Mac Gold Pool	4.000%, $2,046,636 par, due 1/1/2047		(1)	2,162,455
Freddie Mac Gold Pool	5.000%, $133,697 par, due 2/1/2020		(1)	137,340
Freddie Mac Gold Pool	5.500%, $3,777 par, due 2/1/2018		(1)	3,780
Freddie Mac Gold Pool	5.000%, $13,578 par, due 5/1/2021		(1)	13,978
Freddie Mac Gold Pool	6.000%, $436,372 par, due 8/1/2038		(1)	502,417
Freddie Mac Gold Pool	6.000%, $262,311 par, due 8/1/2038		(1)	301,072
Freddie Mac Gold Pool	6.000%, $83,394 par, due 9/1/2038		(1)	94,630
Freddie Mac Gold Pool	4.000%, $457,923 par, due 2/1/2026		(1)	479,996
Freddie Mac Gold Pool	3.500%, $486,696 par, due 12/1/2025		(1)	506,537
Freddie Mac Gold Pool	3.000%, $2,160,220 par, due 8/1/2027		(1)	2,202,284
Freddie Mac Multifam Struct PT Cert	1.852%, $1,381,082 par, due 9/25/2023		(1)	1,384,094
Freddie Mac Multifam Struct PT Cert	3.062%, $3,700,000 par, due 11/25/2023		(1)	3,797,636
Freddie Mac Non Gold Pool	2.617%, $134,427 par, due 7/1/2034		(1)	137,237
Freddie Mac Non Gold Pool	2.899%, $725,737 par, due 1/1/2044		(1)	738,279
Freddie Mac Non Gold Pool	2.868%, $2,198,141 par, due 7/1/2047		(1)	2,228,702
Freddie Mac Non Gold Pool	2.599%, $1,849,691 par, due 10/1/2047		(1)	1,859,387
Freddie Mac Non Gold Pool	3.418%, $168,647 par, due 12/1/2036		(1)	176,655
Freddie Mac Non Gold Pool	3.525%, $93,171 par, due 11/1/2040		(1)	97,001
Freddie Struct PT Cert	7.000%, $790,376 par, due 7/25/2043		(1)	929,631
GE Cap Intl Funding	2.342%, $1,238,000 par, due 11/15/2020		(1)	1,232,292
General Electric Co	4.650%, $144,000 par, due 10/17/2021		(1)	155,035
General Mills Inc	2.600%, $680,000 par, due 10/12/2022		(1)	674,852
Genzyme Corp	5.000%, $1,000,000 par, due 6/15/2020		(1)	1,062,202
Georgia-Pacific LLC	3.734%, $1,725,000 par, due 7/15/2023		(1)	1,797,067
Ginnie Mae II Pool	4.584%, $2,489,476 par, due 3/20/2065		(1)	2,693,568
Ginnie Mae II Pool	4.437%, $1,562,139 par, due 12/20/2066		(1)	1,707,604
Ginnie Mae II Pool	4.558%, $3,837,936 par, due 1/20/2067		(1)	4,219,331
Ginnie Mae II Pool	4.484%, $1,982,050 par, due 1/20/2067		(1)	2,168,994

40(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Ginnie Mae II Pool	4.405%, $3,144,020 par, due 2/20/2067		(1)	$3,427,551
Ginnie Mae II pool	1.860%, $2,771,506 par, due 5/20/2058		(1)	2,805,177
Ginnie Mae II pool	2.710%, $779,100 par, due 6/20/2058		(1)	797,706
GM Fin Auto Lease Tr	1.690%, $1,083,997 par, due 3/20/2019		(1)	1,083,476
Goldman Sachs Group Inc/The	5.250%, $500,000 par, due 7/27/2021		(1)	541,896
Goldman Sachs Group Inc/The	5.750%, $920,000 par, due 1/24/2022		(1)	1,020,125
Goldman Sachs Group Inc/The	2.625%, $380,000 par, due 4/25/2021		(1)	379,736
Goldman Sachs Group Inc/The	3.000%, $1,520,000 par, due 4/26/2022		(1)	1,525,958
Goldman Sachs Group Inc/The	3.272%, $610,000 par, due 9/29/2025		(1)	607,542
Goldman Sachs Group Inc/The	2.875%, $1,100,000 par, due 2/25/2021		(1)	1,108,133
Goldman Sachs Group Inc/The	2.550%, $580,000 par, due 10/23/2019		(1)	581,091
Goldman Sachs Group Inc/The	3.500%, $630,000 par, due 1/23/2025		(1)	639,974
Goldman Sachs Group Inc/The	2.876%, $550,000 par, due 10/31/2022		(1)	548,424
GS Mortgage Securities Trust 2011-GC3	4.753%, $1,614,043 par, due 3/10/2044		(1)	1,699,634
GS Mortgage Securities Trust 2013-GC16	4.271%, $1,300,000 par, due 11/10/2046		(1)	1,395,937
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $2,134,420 par, due 5/10/2045		(1)	2,183,326
Guardian Life Global Funding	1.950%, $1,300,000 par, due 10/27/2021		(1)	1,268,066
Guardian Life Global Funding	2.500%, $1,190,000 par, due 5/8/2022		(1)	1,177,519
Halliburton Co	3.800%, $400,000 par, due 11/15/2025		(1)	415,706
Heineken NV	3.400%, $680,000 par, due 4/1/2022		(1)	699,842
Heineken NV	3.500%, $960,000 par, due 1/29/2028		(1)	979,398
Helios Leasing I LLC	1.562%, $586,694 par, due 9/28/2024		(1)	567,250
Hewlett Packard Enterprise Co	3.600%, $950,000 par, due 10/15/2020		(1)	969,949
Honeywell International Inc	1.850%, $523,000 par, due 11/1/2021		(1)	513,506
HSBC Holdings PLC	5.100%, $1,250,000 par, due 4/5/2021		(1)	1,343,036
HSBC Holdings PLC	3.262%, $1,530,000 par, due 3/13/2023		(1)	1,551,298
HSBC Holdings PLC	3.033%, $515,000 par, due 11/22/2023		(1)	516,037
HSBC USA Inc	1.625%, $190,000 par, due 1/16/2018		(1)	189,986
Huntington Auto Trust	1.930%, $3,850,000 par, due 4/15/2022		(1)	3,825,537
Huntington Auto Trust 2015-1	1.240%, $427,580 par, due 9/16/2019		(1)	426,956
Hyundai Auto Lease Tr	1.880%, $3,850,000 par, due 8/17/2020		(1)	3,839,178
Hyundai Capital America	2.550%, $469,000 par, due 2/6/2019		(1)	468,176
Hyundai Capital America	2.000%, $500,000 par, due 7/1/2019		(1)	494,015
Indiana Finance Authority	1.781%, $500,000 par, due 7/1/2021		(1)	487,435
Indiana Finance Authority	2.159%, $300,000 par, due 7/1/2023		(1)	293,139
Indiana Housing & Community Development Authority	5.900%, $60,000 par, due 1/1/2037		(1)	60,212
Ingredion Inc	3.200%, $600,000 par, due 10/1/2026		(1)	589,079
International Paper Co	3.000%, $880,000 par, due 2/15/2027		(1)	853,202
Iraq Government AID Bond	2.149%, $7,000,000 par, due 1/18/2022		(1)	6,959,841
John Deere Capital Corp	2.150%, $600,000 par, due 9/8/2022		(1)	587,218
John Deere Owner Trust 2016-B	1.250%, $2,650,000 par, due 6/15/2020		(1)	2,633,554
JPMorgan Chase & Co	2.972%, $1,010,000 par, due 1/15/2023		(1)	1,018,470
JPMorgan Chase & Co	4.950%, $1,400,000 par, due 3/25/2020		(1)	1,479,184
JPMorgan Chase & Co	4.400%, $450,000 par, due 7/22/2020		(1)	472,741
JPMorgan Chase & Co	4.500%, $290,000 par, due 1/24/2022		(1)	310,315
JPMorgan Chase & Co	3.125%, $800,000 par, due 1/23/2025		(1)	804,411
JPMorgan Chase & Co	3.782%, $770,000 par, due 2/1/2028		(1)	797,913
JPMorgan Chase & Co	2.776%, $1,520,000 par, due 4/25/2023		(1)	1,521,473
JPMorgan Comm Mtg Sec Tr	4.070%, $1,330,000 par, due 11/15/2043		(1)	1,376,343
JPMorgan Comm Mtg Sec Tr	4.717%, $1,255,000 par, due 2/15/2046		(1)	1,323,141
JPMorgan Comm Mtg Sec Tr	4.388%, $1,840,000 par, due 7/15/2046		(1)	1,932,550
JPMorgan Comm Mtg Sec Tr	3.143%, $2,500,000 par, due 12/15/2047		(1)	2,547,540
Kansas City Power & Light Co	6.375%, $575,000 par, due 3/1/2018		(1)	579,108
Kentucky Utilities Co	3.250%, $1,000,000 par, due 11/1/2020		(1)	1,024,481
Kerr-McGee Corp	6.950%, $500,000 par, due 7/1/2024		(1)	589,389
KeyBank NA/Cleveland OH	2.350%, $370,000 par, due 3/8/2019		(1)	370,679
KeyBank NA/Cleveland OH	2.500%, $800,000 par, due 11/22/2021		(1)	795,798
KeyCorp	5.100%, $900,000 par, due 3/24/2021		(1)	969,907
Kimco Realty Corp	3.400%, $1,300,000 par, due 11/1/2022		(1)	1,325,747
Kimco Realty Corp	2.700%, $330,000 par, due 3/1/2024		(1)	319,515
Kingdom of Jordan Gov AID	2.578%, $1,020,000 par, due 6/30/2022		(1)	1,033,461
Kraft Heinz Foods Co	3.500%, $890,000 par, due 6/6/2022		(1)	910,701
Liberty Property LP	4.750%, $1,510,000 par, due 10/1/2020		(1)	1,588,259
Lockheed Martin Corp	4.250%, $1,330,000 par, due 11/15/2019		(1)	1,380,599
Manufacturers & Traders Trust Co	2.100%, $1,500,000 par, due 2/6/2020		(1)	1,495,049
Manufacturers & Traders Trust Co	2.500%, $840,000 par, due 5/18/2022		(1)	836,385
Manufacturers & Traders Trust Co	3.400%, $675,000 par, due 8/17/2027		(1)	682,866
Marathon Oil Corp	3.850%, $850,000 par, due 6/1/2025		(1)	865,246
Marathon Petroleum Corp	3.400%, $1,840,000 par, due 12/15/2020		(1)	1,880,103
Marin Community College District	2.766%, $1,215,000 par, due 8/1/2023		(1)	1,226,980
Marsh & McLennan Cos Inc	3.300%, $1,020,000 par, due 3/14/2023		(1)	1,045,358
MassMutual Global Funding II	2.000%, $1,500,000 par, due 4/15/2021		(1)	1,476,644
Maxin Integraded Product	3.450%, $310,000 par, due 6/15/2027		(1)	311,480
McCormick & Co Inc/MD	3.150%, $1,150,000 par, due 8/15/2024		(1)	1,156,094
41(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
McDonald's Corp	5.000%, $75,000 par, due 2/1/2019		(1)	$77,341
McDonald's Corp	2.200%, $1,150,000 par, due 5/26/2020		(1)	1,149,522
MD Comm Dev Admin Housing Rev	3.500%, $520,000 par, due 9/1/2047		(1)	525,413
Medtronic Inc	3.150%, $1,145,000 par, due 3/15/2022		(1)	1,172,761
MidAmerican Energy Co	3.500%, $450,000 par, due 10/15/2024		(1)	469,553
Missouri Higher Ed Ln Auth	2.512%, $1,002,357 par, due 2/25/2036		(1)	1,018,195
Missouri Higher Ed Ln Auth	2.312%, $616,834 par, due 8/26/2030		(1)	618,863
Mitsubishi UFJ Financial Group Inc	2.665%, $890,000 par, due 7/25/2022		(1)	881,595
MMAF Equipment Finance LLC 2014-A	1.590%, $2,700,000 par, due 2/8/2022		(1)	2,689,961
MMAF Equipment Finance LLC 2015-A	1.930%, $1,800,000 par, due 7/16/2021		(1)	1,797,534
MMAF Equipment Finance LLC 2017-A	2.680%, $2,695,000 par, due 7/16/2027		(1)	2,671,368
MMAF Equipment Finance LLC 2017-B	2.410%, $1,910,000 par, due 11/15/2024		(1)	1,898,849
MO State Higher Ed Std Asst	2.283%, $3,347,911 par, due 5/20/2030		(1)	3,381,732
Monongahela Power Co	4.100%, $1,500,000 par, due 4/15/2024		(1)	1,590,009
Morgan Stanley	5.500%, $750,000 par, due 7/24/2020		(1)	804,136
Morgan Stanley	2.750%, $330,000 par, due 5/19/2022		(1)	328,789
Morgan Stanley	3.750%, $500,000 par, due 2/25/2023		(1)	518,181
Morgan Stanley	2.625%, $1,140,000 par, due 11/17/2021		(1)	1,134,805
Morgan Stanley	3.625%, $1,125,000 par, due 1/20/2027		(1)	1,151,386
Morgan Stanley	2.650%, $340,000 par, due 1/27/2020		(1)	341,535
Morgan Stanley	3.700%, $1,000,000 par, due 10/23/2024		(1)	1,033,328
Morgan Stanley	3.950%, $600,000 par, due 4/23/2027		(1)	609,288
Morgan Stanley BAML Trust	3.102%, $2,170,000 par, due 5/15/2046		(1)	2,202,619
Morgan Stanley BAML Trust	3.176%, $2,400,000 par, due 8/15/2045		(1)	2,445,113
Morgan Stanley BAML Trust	2.858%, $2,100,000 par, due 11/15/2045		(1)	2,109,387
MS State Higher Ed Asst Co	2.232%, $1,188,713 par, due 10/25/2035		(1)	1,190,730
NC State Edu Asst Auth	2.064%, $1,077,793 par, due 12/26/2039		(1)	1,076,144
Nebo School District	4.410%, $810,000 par, due 7/1/2018		(1)	819,655
New York Life Global Funding	2.150%, $1,000,000 par, due 6/18/2019		(1)	1,001,098
New York Life Global Funding	1.950%, $400,000 par, due 2/11/2020		(1)	397,404
New York Life Global Funding	2.000%, $680,000 par, due 4/13/2021		(1)	671,088
New York State Urban Development Corp	2.860%, $1,030,000 par, due 3/15/2024		(1)	1,022,656
New York State Urban Development Corp	2.980%, $1,000,000 par, due 3/15/2023		(1)	1,011,330
New York State Urban Development Corp	6.500%, $225,000 par, due 12/15/2018		(1)	234,837
Nissan Auto Recv Owner Tr	1.110%, $276,428 par, due 5/15/2019		(1)	276,300
Norfolk Southern Corp	3.000%, $1,250,000 par, due 4/1/2022		(1)	1,265,698
North Carolina Housing Finance Agency	2.870%, $980,000 par, due 7/1/2032		(1)	966,672
North TX Higher Ed Auth	2.361%, $3,310,333 par, due 12/1/2034		(1)	3,318,675
Northern States Power Co/MN	2.600%, $1,965,000 par, due 5/15/2023		(1)	1,957,507
Northern States Power Co/MN	2.200%, $430,000 par, due 8/15/2020		(1)	429,625
Northern Trust Corp	3.375%, $1,600,000 par, due 8/23/2021		(1)	1,645,763
Northrop Grumman Corp	1.750%, $1,045,000 par, due 6/1/2018		(1)	1,044,285
Northrop Grumman Corp	3.250%, $165,000 par, due 1/15/2028		(1)	165,241
Northstar Edu Fin Inc	2.128%, $446,820 par, due 10/30/2045		(1)	443,415
Northstar Edu Fin Inc	2.252%, $549,972 par, due 12/26/2031		(1)	550,314
Novartis Capital Corp	3.400%, $1,300,000 par, due 5/6/2024		(1)	1,351,955
Novartis Capital Corp	2.400%, $850,000 par, due 5/17/2022		(1)	847,842
NYC Transit Fin Auth Future Tax Rev	2.750%, $750,000 par, due 5/1/2024		(1)	746,805
Occidental Petroleum Corp	2.600%, $1,000,000 par, due 4/15/2022		(1)	1,002,153
Oracle Corp	2.500%, $800,000 par, due 5/15/2022		(1)	801,261
Oracle Corp	2.400%, $890,000 par, due 9/15/2023		(1)	878,870
Oracle Corp	2.950%, $750,000 par, due 11/15/2024		(1)	755,375
Overseas Private Investment Corp	3.370%, $511,316 par, due 5/15/2021		(1)	517,261
PACCAR Financial Corp	2.250%, $526,000 par, due 2/25/2021		(1)	524,223
PacifiCorp	5.650%, $250,000 par, due 7/15/2018		(1)	255,135
PacifiCorp	2.950%, $1,300,000 par, due 2/1/2022		(1)	1,320,327
Packaging Corp of America	2.450%, $405,000 par, due 12/15/2020		(1)	405,568
Packaging Corp of America	3.400%, $430,000 par, due 12/15/2027		(1)	431,071
PECO Energy Co	2.375%, $1,655,000 par, due 9/15/2022		(1)	1,640,118
Petroleos Mexicanos	2.000%, $1,762,500 par, due 12/20/2022		(1)	1,744,341
Petroleos Mexicanos	2.290%, $633,750 par, due 2/15/2024		(1)	630,975
Petroleos Mexicanos	2.378%, $1,500,000 par, due 4/15/2025		(1)	1,492,659
PHEAA Student Loan Trust 2016-2	2.502%, $2,951,297 par, due 11/25/2065		(1)	2,958,796
Phillips 66	4.300%, $700,000 par, due 4/1/2022		(1)	743,986
PNC Bank NA	2.300%, $600,000 par, due 6/1/2020		(1)	599,408
PNC Bank NA	3.250%, $380,000 par, due 6/1/2025		(1)	385,673
ProLogis LP	4.250%, $1,148,000 par, due 8/15/2023		(1)	1,229,030
Prologis LP	3.750%, $105,000 par, due 11/1/2025		(1)	110,085
Providence St Joseph Health Obligated Group	2.746%, $625,000 par, due 10/1/2026		(1)	605,449
Public Service Electric & Gas Co	2.375%, $1,500,000 par, due 5/15/2023		(1)	1,474,563
Realty Income Corp	3.250%, $746,000 par, due 10/15/2022		(1)	758,022
Realty Income Corp	4.650%, $810,000 par, due 8/1/2023		(1)	871,795
Reckitt Benckiser Treasury Services PLC	2.750%, $1,280,000 par, due 6/26/2024		(1)	1,252,261
RI State Std Ln Authority	2.011%, $3,167,600 par, due 9/1/2036		(1)	3,149,703

42(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Roche Holdings Inc	2.250%, $1,250,000 par, due 9/30/2019		(1)	$1,252,274
Roche Holdings Inc	2.875%, $1,300,000 par, due 9/29/2021		(1)	1,319,136
Rockwell Automation Inc	2.050%, $1,900,000 par, due 3/1/2020		(1)	1,887,017
Rockwell Collins Inc	3.700%, $1,635,000 par, due 12/15/2023		(1)	1,695,830
Rogers Communications Inc	3.000%, $545,000 par, due 3/15/2023		(1)	544,038
Rogers Communications Inc	3.625%, $775,000 par, due 12/15/2025		(1)	791,559
Rolls-Royce PLC	2.375%, $750,000 par, due 10/14/2020		(1)	745,075
Rolls-Royce PLC	3.625%, $280,000 par, due 10/14/2025		(1)	288,778
Royal Bank of Canada	2.100%, $1,225,000 par, due 10/14/2020		(1)	1,216,171
Royal Bank of Canada	4.650%, $380,000 par, due 1/27/2026		(1)	409,497
San Jose Redevelopment Agency Successor Agency	3.375%, $1,530,000 par, due 8/1/2034		(1)	1,507,356
San Marcos Consolidated ISD	3.163%, $835,000 par, due 8/1/2026		(1)	858,113
SBA Small Business Investment Cos	5.944%, $540,255 par, due 8/10/2018		(1)	551,518
SBA Small Business Investment Cos	3.191%, $1,976,641 par, due 3/10/2024		(1)	2,014,237
SBA Small Business Investment Cos	3.015%, $1,609,901 par, due 9/10/2024		(1)	1,633,851
SBA Small Business Investment Cos	2.517%, $3,764,338 par, due 3/10/2025		(1)	3,772,845
SBA Small Business Investment Cos	2.829%, $1,651,831 par, due 9/10/2025		(1)	1,665,581
SBA Small Business Investment Cos	2.845%, $7,612,026 par, due 3/10/2027		(1)	7,699,541
SBA Small Business Investment Cos	2.518%, $2,700,000 par, due 9/10/2027		(1)	2,702,117
SC State Std Ln Corp	2.288%, $770,000 par, due 10/27/2036		(1)	778,793
SC State Std Ln Corp	2.111%, $3,880,000 par, due 5/1/2030		(1)	3,856,631
SCG Trust 2013-SRP1	3.127%, $1,200,000 par, due 11/15/2026		(1)	1,199,260
Schlumberger Finance Canada Ltd	2.650%, $620,000 par, due 11/20/2022		(1)	617,144
Sequoia Union High School District	5.932%, $1,000,000 par, due 7/1/2025		(1)	1,169,520
Shell International Finance BV	3.250%, $590,000 par, due 5/11/2025		(1)	606,336
Sherwin-Williams Co/The	3.450%, $860,000 par, due 6/1/2027		(1)	873,757
Sherwin-Williams Co/The	3.300%, $911,000 par, due 2/1/2025		(1)	905,582
Shire Acquisitions Investments Ireland DAC	2.400%, $750,000 par, due 9/23/2021		(1)	738,196
Siemens Financieringsmaatschappij NV	2.900%, $550,000 par, due 5/27/2022		(1)	556,150
Siemens Financieringsmaatschappij NV	1.700%, $1,970,000 par, due 9/15/2021		(1)	1,916,386
Simon Property Group LP	3.375%, $1,000,000 par, due 10/1/2024		(1)	1,020,627
SLM Student Loan Trust 2006-1	1.477%, $1,790,431 par, due 7/26/2021		(1)	1,769,208
Small Business Administration	2.130%, $940,611 par, due 1/1/2033		(1)	920,819
Southern California Edison Co	2.400%, $570,000 par, due 2/1/2022		(1)	565,906
State of Arkansas	2.875%, $1,000,000 par, due 6/1/2021		(1)	1,020,810
State of Delaware	4.550%, $1,000,000 par, due 7/1/2029		(1)	1,107,670
State of Florida	4.900%, $1,000,000 par, due 6/1/2023		(1)	1,044,680
State of Hawaii	1.921%, $1,000,000 par, due 10/1/2022		(1)	980,360
State of Oregon	2.327%, $1,495,000 par, due 8/1/2022		(1)	1,484,954
State of Texas	5.500%, $1,485,000 par, due 8/1/2029		(1)	1,847,756
State of Texas	2.831%, $1,250,000 par, due 10/1/2025		(1)	1,242,888
State of Washington	5.040%, $1,000,000 par, due 8/1/2031		(1)	1,172,960
State of Wisconsin	3.450%, $550,000 par, due 5/1/2020		(1)	566,566
State of Wisconsin	2.049%, $1,000,000 par, due 5/1/2023		(1)	965,220
State Street Corp	2.653%, $2,470,000 par, due 5/15/2023		(1)	2,470,714
Statoil ASA	3.150%, $507,000 par, due 1/23/2022		(1)	518,536
SunTrust Banks Inc	2.900%, $380,000 par, due 3/3/2021		(1)	384,254
SunTrust Banks Inc	2.700%, $710,000 par, due 1/27/2022		(1)	709,975
Tagua Leasing LLC	1.732%, $4,127,203 par, due 9/18/2024		(1)	4,022,182
Tayarra Ltd	3.628%, $795,608 par, due 2/15/2022		(1)	816,466
Teva Pharmaceutical Finance Netherlands III BV	1.700%, $400,000 par, due 7/19/2019		(1)	388,638
Teva Pharmaceutical Finance Netherlands III BV	2.200%, $1,280,000 par, due 7/21/2021		(1)	1,169,242
Texas A&M University	2.766%, $1,000,000 par, due 5/15/2026		(1)	979,840
Texas A&M University	3.256%, $750,000 par, due 5/15/2029		(1)	759,233
Texas A&M University	3.477%, $1,000,000 par, due 5/15/2031		(1)	1,005,090
Texas Transportation Commission State Highway Fund	5.178%, $1,200,000 par, due 4/1/2030		(1)	1,441,728
Thermo Fisher Scientific Inc	3.300%, $436,000 par, due 2/15/2022		(1)	446,212
Thermo Fisher Scientific Inc	3.000%, $360,000 par, due 4/15/2023		(1)	362,220
Time Warner Inc	3.400%, $500,000 par, due 6/15/2022		(1)	509,794
Time Warner Inc	3.600%, $730,000 par, due 7/15/2025		(1)	731,633
Toronto-Dominion Bank/The	1.950%, $2,075,000 par, due 4/2/2020		(1)	2,058,875
Total Capital International SA	3.700%, $793,000 par, due 1/15/2024		(1)	836,119
Towd Point Mortgage Trust 2016-1	2.750%, $825,925 par, due 2/25/2055		(1)	826,123
Towd Point Mortgage Trust 2016-3	2.250%, $1,226,870 par, due 4/25/2056		(1)	1,215,140
Towd Point Mortgage Trust 2017-1	2.750%, $2,220,719 par, due 10/25/2056		(1)	2,217,870
Toyota Motor Credit Corp	2.150%, $1,770,000 par, due 3/12/2020		(1)	1,764,412
Toyota Motor Credit Corp	2.800%, $575,000 par, due 7/13/2022		(1)	581,798
Toyota Motor Credit Corp	2.600%, $740,000 par, due 1/11/2022		(1)	743,975
Tyco Electronics Group SA	3.500%, $1,530,000 par, due 2/3/2022		(1)	1,571,899
UBS AG/Stamford CT	2.375%, $600,000 par, due 8/14/2019		(1)	600,494
UBS Group Funding Switzerland AG	2.650%, $500,000 par, due 2/1/2022		(1)	494,338
UBS Group Funding Switzerland AG	3.491%, $900,000 par, due 5/23/2023		(1)	914,323
UBS Group Funding Switzerland AG	2.859%, $340,000 par, due 8/15/2023		(1)	336,113
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.850%, $4,000,000 par, due 12/10/2045		(1)	4,014,088

43(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	UDR Inc	4.625%, $1,000,000 par, due 1/10/2022		(1)	$1,060,605
	Unilever Capital Corp	2.600%, $2,760,000 par, due 5/5/2024		(1)	2,729,414
	Union Electric Co	2.950%, $850,000 par, due 6/15/2027		(1)	842,069
	Union Pacific Corp	4.000%, $592,000 par, due 2/1/2021		(1)	619,690
	Union Pacific Corp	2.950%, $481,000 par, due 1/15/2023		(1)	489,140
	United Parcel Service Inc	2.500%, $1,320,000 par, due 4/1/2023		(1)	1,312,658
	United States Small Business Administration	3.150%, $2,401,185 par, due 7/1/2033		(1)	2,462,149
	United States Small Business Administration	3.370%, $2,466,166 par, due 10/1/2033		(1)	2,533,584
	United States Small Business Administration	3.230%, $1,439,006 par, due 2/1/2034		(1)	1,476,993
	United States Small Business Administration	3.210%, $1,470,258 par, due 3/1/2034		(1)	1,507,158
	United States Small Business Administration	2.810%, $779,724 par, due 12/1/2036		(1)	779,519
	United States Small Business Administration	2.800%, $1,953,852 par, due 1/1/2037		(1)	1,957,357
	United States Small Business Administration	2.840%, $3,529,510 par, due 4/1/2037		(1)	3,543,628
	United States Small Business Administration	2.810%, $4,028,695 par, due 6/1/2037		(1)	4,039,412
	United States Small Business Administration	2.980%, $1,560,000 par, due 7/1/2037		(1)	1,572,070
	United States Small Business Administration	2.850%, $2,500,000 par, due 10/1/2037		(1)	2,511,885
	United States Small Business Administration	5.340%, $69,047 par, due 11/1/2021		(1)	71,263
	United States Small Business Administration	5.540%, $220,765 par, due 9/1/2026		(1)	233,940
	United States Small Business Administration	5.310%, $590,161 par, due 5/1/2027		(1)	624,095
	United States Small Business Administration	5.680%, $378,692 par, due 6/1/2028		(1)	410,661
	United States Small Business Administration	5.600%, $755,979 par, due 9/1/2028		(1)	818,673
	United States Small Business Administration	5.630%, $961,077 par, due 10/1/2028		(1)	1,041,655
	United States Small Business Administration	5.720%, $2,000,152 par, due 1/1/2029		(1)	2,176,421
	United States Treasury Inflation Indexed Bonds	0.375%, $3,850,000 par, due 7/15/2027		(1)	3,861,517
	United States Treasury Inflation Indexed Bonds	0.125%, $2,696,000 par, due 7/15/2024		(1)	2,767,751
	United States Treasury Inflation Indexed Bonds	0.625%, $2,425,000 par, due 1/15/2026		(1)	2,557,661
	United States Treasury Inflation Indexed Bonds	0.125%, $5,025,000 par, due 7/15/2026		(1)	5,052,465
	United States Treasury Inflation Indexed Bonds	0.375%, $1,000,000 par, due 7/15/2025		(1)	1,041,729
	United States Treasury Note/Bond	0.750%, $14,425,000 par, due 10/31/2018		(1)	14,306,109
	United States Treasury Note/Bond	2.000%, $7,275,000 par, due 11/15/2026		(1)	7,040,549
	United States Treasury Note/Bond	1.625%, $6,300,000 par, due 5/15/2026		(1)	5,933,813
	United States Treasury Note/Bond	1.500%, $10,500,000 par, due 5/15/2020		(1)	10,399,515
	United States Treasury Note/Bond	1.500%, $4,525,000 par, due 8/15/2026		(1)	4,210,019
	United States Treasury Note/Bond	2.250%, $12,100,000 par, due 8/15/2027		(1)	11,929,850
	United States Treasury Note/Bond	1.875%, $1,350,000 par, due 8/31/2024		(1)	1,313,666
	United States Treasury Note/Bond	2.250%, $3,875,000 par, due 11/15/2027		(1)	3,820,355
	United States Treasury Note/Bond	2.000%, $815,000 par, due 11/30/2022		(1)	807,582
	United States Treasury Note/Bond	2.125%, $7,575,000 par, due 12/31/2022		(1)	7,543,632
	United Technologies Corp	3.100%, $590,000 par, due 6/1/2022		(1)	600,954
	United Technologies Corp	1.950%, $1,700,000 par, due 11/1/2021		(1)	1,660,880
	United Technologies Corp	2.800%, $1,030,000 par, due 5/4/2024		(1)	1,022,397
	UnitedHealth Group Inc	3.350%, $1,300,000 par, due 7/15/2022		(1)	1,342,420
	UnitedHealth Group Inc	2.125%, $380,000 par, due 3/15/2021		(1)	377,203
	US Bancorp	2.350%, $370,000 par, due 1/29/2021		(1)	370,064
	USAA Capital Corp	2.450%, $770,000 par, due 8/1/2020		(1)	769,727
	USAA Capital Corp	2.000%, $400,000 par, due 6/1/2021		(1)	392,385
	Ventas Realty LP	3.100%, $910,000 par, due 1/15/2023		(1)	910,136
	Ventas Realty LP / Ventas Capital Corp	2.000%, $900,000 par, due 2/15/2018		(1)	899,949
	Verizon Communications Inc	3.500%, $970,000 par, due 11/1/2024		(1)	987,389
	Verizon Communications Inc	2.625%, $530,000 par, due 8/15/2026		(1)	499,201
	Verizon Communications Inc	4.125%, $460,000 par, due 3/16/2027		(1)	479,648
	Verizon Communications Inc	3.376%, $498,000 par, due 2/15/2025		(1)	499,881
	Verizon Owner Trust 2016-1	1.420%, $2,600,000 par, due 1/20/2021		(1)	2,582,923
	Vermont Std Asst Corp	2.264%, $3,180,873 par, due 7/28/2034		(1)	3,181,795
	Virginia Housing Development Authority	3.100%, $781,470 par, due 6/25/2041		(1)	784,198
	Visa Inc	2.800%, $560,000 par, due 12/14/2022		(1)	568,205
	Vornado Realty LP	5.000%, $500,000 par, due 1/15/2022		(1)	536,359
	Vornado Realty LP	3.500%, $165,000 par, due 1/15/2025		(1)	164,591
	WEC Energy Group Inc	2.450%, $1,175,000 par, due 6/15/2020		(1)	1,177,271
	West Haymarket Joint Public Agency	5.400%, $1,250,000 par, due 12/15/2030		(1)	1,434,088
	WestRock Co	3.000%, $1,260,000 par, due 9/15/2024		(1)	1,248,823
	WFRBS Commercial Mortgage Trust 2013-C11	3.071%, $3,600,000 par, due 3/15/2045		(1)	3,652,456
	WFRBS Commercial Mortgage Trust 2013-C12	3.198%, $3,700,000 par, due 3/15/2048		(1)	3,775,151
	WFRBS Commercial Mortgage Trust 2013-UBS1	4.079%, $1,135,000 par, due 3/15/2046		(1)	1,207,592
	World Omni Auto Recv Trust	1.490%, $1,547,754 par, due 12/15/2020		(1)	1,543,843
*	Wells Fargo/BlackRock Short Term Investment Fund S	1.51%, $7,797,028 par		(1)	7,797,028
					760,374,103
		Accrued income			3,892,178
		Cash			—
		Payable for securities purchased on a forward commitment basis			—
		Payable for securities purchased			—
		Receivables for investment payments due			170,167
		Adjustment from fair value to current value			1,386,065
		Total			765,822,513

44(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Prudential Insurance Company of America	2.80%
Abbott Laboratories	2.35%, $1,635,000 par, due 11/22/2019		(1)	$1,636,782
Actavis Funding SCS	3.45%, $770,000 par, due 03/15/2022		(1)	782,359
AEP TEXAS CENTRAL TRANS	5.17%, $686,813 par, due 01/01/2018		(1)	686,813
AIG Global Funding	1.95%, $470,000 par, due 10/18/2019		(1)	465,958
Air Liquide Finance	2.25%, $245,000 par, due 09/27/2023		(1)	237,165
Ally Auto Receivables Trust	1.39%, $293,443 par, due 09/16/2019		(1)	293,188
Amazon.com Inc	2.8%, $245,000 par, due 08/22/2024		(1)	244,255
American Express Credit	1.64%, $560,000 par, due 12/15/2021		(1)	557,105
American Express Credit	2.25%, $770,000 par, due 08/15/2019		(1)	771,609
American Express	2.5%, $950,000 par, due 08/01/2022		(1)	938,534
American International Group	3.9%, $940,000 par, due 04/01/2026		(1)	974,780
Amgen Incorporated	3.875%, $295,000 par, due 11/15/2021		(1)	308,331
Anheuser- Bush	3.3%, $1,310,000 par, due 02/01/2023		(1)	1,340,510
Anthem Inc	2.5%, $220,000 par, due 11/21/2020		(1)	219,540
Apple Inc.	2.75%, $725,000 par, due 01/13/2025		(1)	718,693
AT&T INC	3.4%, $425,000 par, due 08/14/2024		(1)	427,180
AT&T INC	3.4%, $555,000 par, due 05/15/2025		(1)	545,648
AT&T INC	6%, $385,000 par, due 08/15/2040		(1)	435,701
BAE Systems PLC	4.75%, $845,000 par, due 10/11/2021		(1)	900,939
Bank of America Corp	4.1%, $500,000 par, due 07/24/2023		(1)	530,975
Bank of America Funding Corp	2.625%, $705,000 par, due 04/19/2021		(1)	708,596
Bank of America Funding Corp	3.3%, $625,000 par, due 01/11/2023		(1)	639,375
Bank of America Funding Corp	4%, $245,000 par, due 01/22/2025		(1)	254,888
Bank of America Funding Corp	4.45%, $480,000 par, due 03/03/2026		(1)	512,352
Bank of New York	2.1%, $765,000 par, due 01/15/2019		(1)	764,740
Bayer US Finance LLC	2.375%, $490,000 par, due 10/08/2019		(1)	490,274
BB&T Corporation	2.75%, $765,000 par, due 04/01/2022		(1)	770,432
BG Energy Capital PLC	4%, $595,000 par, due 10/15/2021		(1)	623,875
Biogen Idec Inc	3.625%, $135,000 par, due 09/15/2022		(1)	139,907
BP Capital Markets PLC	3.216%, $795,000 par, due 11/28/2023		(1)	812,108
Capital One Financial Corp	2.4%, $570,000 par, due 10/30/2020		(1)	566,500
Caterpillar Financial Services	1.9%, $760,000 par, due 03/22/2019		(1)	758,845
Caterpillar Inc	5.2%, $170,000 par, due 05/27/2041		(1)	214,523
Celgene Corp	3.875%, $250,000 par, due 08/15/2025		(1)	258,773
Chevron Corp	2.895%, $855,000 par, due 03/03/2024		(1)	862,601
Citibank N	2.1%, $760,000 par, due 06/12/2020		(1)	755,030
Citigroup Incorporated	3.2%, $275,000 par, due 10/21/2026		(1)	272,852
Citigroup Incorporated	3.7%, $1,275,000 par, due 01/12/2026		(1)	1,312,625
Citigroup Incorporated	4.6%, $905,000 par, due 03/09/2026		(1)	963,119
Coca-Cola Femsa S.A. - SP ADR	2.375%, $236,000 par, due 11/26/2018		(1)	236,571
Comcast Corporation	3%, $1,725,000 par, due 02/01/2024		(1)	1,736,385
ConocoPhillips Company	4.15%, $200,000 par, due 11/15/2034		(1)	212,512
CVS Health Corp	4%, $825,000 par, due 12/05/2023		(1)	857,769
Daimler Finance NA LLC	2.3%, $210,000 par, due 01/06/2020		(1)	209,528
Daimler Finance NA LLC	2.375%, $1,100,000 par, due 08/01/2018		(1)	1,102,310
Deutshe Telekom Int Fin	2.82%, $340,000 par, due 01/19/2022		(1)	340,432
Diageo Investment Corp	2.875%, $385,000 par, due 05/11/2022		(1)	390,794
Dominion Resources Inc	2.5%, $905,000 par, due 12/01/2019		(1)	906,394
Dow Chemical	3%, $485,000 par, due 11/15/2022		(1)	487,571
DTE Energy Company	3.85%, $950,000 par, due 12/01/2023		(1)	987,829
Duke Energy Carolinas	4.3%, $500,000 par, due 06/15/2020		(1)	523,695
Duke Energy Progress Inc	3%, $325,000 par, due 09/15/2021		(1)	331,351
Eastman Chemical	2.7%, $380,000 par, due 01/15/2020		(1)	382,451
Edison International	2.4%, $415,000 par, due 09/15/2022		(1)	406,011
EMD Finance	1.7%, $885,000 par, due 03/19/2018		(1)	884,796
EMD Finance	2.4%, $1,025,000 par, due 03/19/2020		(1)	1,022,745
Eversource Energy	2.75%, $1,110,000 par, due 03/15/2022		(1)	1,112,009
Exelon Corporation	3.95%, $1,050,000 par, due 06/15/2025		(1)	1,094,237
Exelon Generation Co. LLC	2.95%, $730,000 par, due 01/15/2020		(1)	737,431
Ford Credit Auto Owner Trust	2.12%, $3,005,000 par, due 07/15/2026		(1)	2,998,870
Ford Motor Credit	3.219%, $705,000 par, due 01/09/2022		(1)	709,343
Gilead Sciences Inc	3.7%, $315,000 par, due 04/01/2024		(1)	329,550
Goldman Sachs Group Inc	2.35%, $980,000 par, due 11/15/2021		(1)	965,143
Goldman Sachs Group Inc	2.905%, $2,200,000 par, due 07/24/2023		(1)	2,184,600
Goldman Sachs Group Inc.	3.75%, $655,000 par, due 02/25/2026		(1)	672,089
Guardian Life Glob Fund	1.95%, $560,000 par, due 10/27/2021		(1)	546,246
Honda Auto Receivables Owner T	1.42%, $272,941 par, due 07/22/2019		(1)	272,572
HSBC Finance Corporation	6.676%, $290,000 par, due 01/15/2021		(1)	322,422
HSBC Holdings PLC	3.6%, $1,720,000 par, due 05/25/2023		(1)	1,769,639
HSBC Holdings PLC	4.3%, $200,000 par, due 03/08/2026		(1)	212,636
Humana Incorporated	2.625%, $585,000 par, due 10/01/2019		(1)	587,469
JP Morgan Chase & Company	3.9%, $750,000 par, due 07/15/2025		(1)	786,255
JP Morgan Chase & Company	4.4%, $2,380,000 par, due 07/22/2020		(1)	2,500,285

45(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	JP Morgan Chase & Co	2.776%, $1,570,000 par, due 04/25/2023		(1)	$1,571,523
	Key Bank NA	2.3%, $740,000 par, due 09/14/2022		(1)	725,422
	Kinder Morgan Energy Partners	3.5%, $500,000 par, due 03/01/2021		(1)	508,550
	Kinder Morgan Inc/Delaware	4.3%, $580,000 par, due 06/01/2025		(1)	604,128
	Kraft Foods Group Inc	3.5%, $285,000 par, due 06/06/2022		(1)	291,629
	Lockheed Martin Corporation	3.1%, $300,000 par, due 01/15/2023		(1)	304,827
	Lockheed Martin Corporation	3.35%, $1,095,000 par, due 09/15/2021		(1)	1,125,802
	Mass Mutual Global Funding	1.95%, $920,000 par, due 09/22/2020		(1)	909,484
	Microsoft Corp	2%, $835,000 par, due 08/08/2023		(1)	811,127
	Microsoft Corp	2.875%, $440,000 par, due 02/06/2024		(1)	446,371
	Mondelez Intl Holdings NE	1.625%, $1,590,000 par, due 10/28/2019		(1)	1,567,056
	Morgan Stanley	2.5%, $1,685,000 par, due 04/21/2021		(1)	1,682,186
	Morgan Stanley	2.625%, $1,010,000 par, due 11/17/2021		(1)	1,005,394
	Morgan Stanley	3.125%, $210,000 par, due 07/27/2026		(1)	207,129
	Morgan Stanley	7.3%, $1,575,000 par, due 05/13/2019		(1)	1,679,123
	Motiva Enterprises LLC	5.75%, $650,000 par, due 01/15/2020		(1)	686,472
	New York Life Global Funding	2.9%, $1,670,000 par, due 01/17/2024		(1)	1,677,365
	Northrop Grumman Corp	1.75%, $1,275,000 par, due 06/01/2018		(1)	1,274,133
	Ontario Province	1.25%, $865,000 par, due 06/17/2019		(1)	854,188
	Philip Morris Intl Inc	1.875%, $765,000 par, due 11/01/2019		(1)	760,326
	Philip Morris Intl Inc	2%, $630,000 par, due 02/21/2020		(1)	626,081
	PNC Bank NA	2.25%, $795,000 par, due 07/02/2019		(1)	795,469
	PNC Bank NA	2.55%, $645,000 par, due 12/09/2021		(1)	644,678
	Public Service Enterprise	2.65%, $745,000 par, due 11/15/2022		(1)	738,444
	Reckitt Benckiser TSY	2.75%, $1,020,000 par, due 06/26/2024		(1)	997,897
	Royal Bank of Canada	2.75%, $695,000 par, due 02/01/2022		(1)	703,681
	Schlumberger Hlds Corp	2.35%, $1,265,000 par, due 12/21/2018		(1)	1,267,910
	Sempra Energy	1.625%, $215,000 par, due 10/07/2019		(1)	212,321
	Sempra Energy	2.4%, $1,005,000 par, due 03/15/2020		(1)	1,004,427
	Shell International Fin	3.4%, $910,000 par, due 08/12/2023		(1)	944,880
	Shell International Fin	4.125%, $120,000 par, due 05/11/2035		(1)	130,908
	Siemens Financieringsmat	2.2%, $605,000 par, due 03/16/2020		(1)	604,056
	Siemens Financieringsmat	2.9%, $670,000 par, due 05/27/2022		(1)	677,491
	Simon Property Group LP	2.75%, $965,000 par, due 06/01/2023		(1)	962,057
	Southern Co	2.95%, $920,000 par, due 07/01/2023		(1)	920,451
	Statoil ASA	3.7%, $265,000 par, due 03/01/2024		(1)	278,409
	Thermo Electron Corporation	2.4%, $785,000 par, due 02/01/2019		(1)	786,915
	Time Warner Incorporated	3.55%, $1,060,000 par, due 06/01/2024		(1)	1,071,649
	Toyota Capital Intl SA	2.75%, $640,000 par, due 06/19/2021		(1)	646,432
	Toyota Motor Credit Corp	1.95%, $440,000 par, due 04/17/2020		(1)	438,227
	Toyota Motor Credit Corp	2.6%, $585,000 par, due 01/11/2022		(1)	588,141
	Trans-Canada Pipelines	4.625%, $315,000 par, due 03/01/2034		(1)	351,723
	TSMC Global LTD	1.625%, $1,240,000 par, due 04/03/2018		(1)	1,237,818
	Union Pacific Corporation	3%, $315,000 par, due 04/15/2027		(1)	316,575
	United States Treasury Strip	0%, $4,405,000 par, due 08/15/2045		(1)	2,043,039
	United States Treasury	1%, $5,835,000 par, due 03/15/2019		(1)	5,776,417
	United States Treasury	1.125%, $1,905,000 par, due 02/28/2019		(1)	1,889,379
	United States Treasury	1.125%, $15,560,000 par, due 01/31/2019		(1)	15,441,433
	United States Treasury	1.125%, $18,615,000 par, due 02/28/2021		(1)	18,102,343
	United States Treasury	1.125%, $5,340,000 par, due 01/15/2019		(1)	5,301,018
	United States Treasury	1.25%, $1,525,000 par, due 01/31/2019		(1)	1,515,469
	United States Treasury	1.375%, $440,000 par, due 02/28/2019		(1)	437,611
	United States Treasury	1.375%, $5,770,000 par, due 05/31/2021		(1)	5,640,175
	United States Treasury	1.5%, $2,580,000 par, due 01/31/2019		(1)	2,570,531
	United States Treasury	1.5%, $2,935,000 par, due 12/31/2018		(1)	2,925,725
	United States Treasury	1.625%, $1,610,000 par, due 03/31/2019		(1)	1,605,283
	United States Treasury	1.75%, $8,600,000 par, due 01/31/2023		(1)	8,406,500
	United States Treasury	2%, $13,355,000 par, due 02/15/2025		(1)	13,054,512
	United States Treasury	2%, $3,885,000 par, due 08/31/2021		(1)	3,872,257
	United States Treasury	2.125%, $27,345,000 par, due 12/31/2022		(1)	27,231,792
	United States Treasury	2.25%, $4,350,000 par, due 08/15/2046		(1)	3,924,005
	United States Treasury	2.5%, $1,480,000 par, due 05/15/2046		(1)	1,407,850
	United States Treasury	2.5%, $3,920,000 par, due 02/15/2046		(1)	3,730,272
	United States Treasury	2.75%, $1,490,000 par, due 08/15/2047		(1)	1,491,863
	United States Treasury	2.875%, $545,000 par, due 05/15/2043		(1)	560,391
	United Technology Corp	1.95%, $210,000 par, due 11/01/2021		(1)	205,168
	US Bancorp	2.625%, $1,130,000 par, due 01/24/2022		(1)	1,136,486
	Verizon Communications	4.5%, $1,005,000 par, due 08/10/2033		(1)	1,054,074
	Verizon Owner Trust	1.42%, $670,000 par, due 01/20/2021		(1)	665,598
	Verizon Owner Trust	1.68%, $250,000 par, due 05/20/2021		(1)	248,290
	Verizon Owner Trust	1.92%, $695,000 par, due 12/20/2021		(1)	690,392
	Verizon Owner Trust	2.06%, $650,000 par, due 09/20/2021		(1)	648,369
	Visa Inc.	2.8%, $415,000 par, due 12/14/2022		(1)	421,080
*	Wells Fargo/BlackRock Short Term Investment Fund S	1.51%, $2,672,754 par		(1)	2,672,754
46(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
				$223,826,368
	Accrued income			1,256,371
	Variation margin payable			7,422
	Payable for securities purchased			—
	Receivables for investment payments due			312,553
	Adjustment from fair value to current value			(3,863,951)
	Total			221,538,763

Royal Bank of Canada	2.22%
Abay Leasing 2014 LLC	2.654%, $1,368,750 par, due 11/9/2026		(1)	1,374,157
AbbVie Inc	1.800%, $260,000 par, due 5/14/2018		(1)	259,873
AEP Texas Inc	2.400%, $340,000 par, due 10/1/2022		(1)	334,946
AIG Global Funding	2.700%, $1,000,000 par, due 12/15/2021		(1)	999,489
Air Liquide Finance SA	1.750%, $430,000 par, due 9/27/2021		(1)	417,003
Airgas Inc	2.375%, $870,000 par, due 2/15/2020		(1)	869,432
Ally Auto Receivables Trust 2014-2	1.250%, $32,376 par, due 4/15/2019		(1)	32,369
Ally Auto Receivables Trust 2014-3	1.280%, $181,916 par, due 6/17/2019		(1)	181,824
Amal Ltd/Cayman Islands	3.465%, $1,423,147 par, due 8/21/2021		(1)	1,453,484
Amazon.com Inc	2.400%, $300,000 par, due 2/22/2023		(1)	296,885
American Express Credit Account Master Trust	2.040%, $390,000 par, due 5/15/2023		(1)	388,122
American Express Credit Corp	1.700%, $310,000 par, due 10/30/2019		(1)	306,800
American Express Credit Corp	2.375%, $500,000 par, due 5/26/2020		(1)	499,421
American Honda Finance Corp	2.450%, $710,000 par, due 9/24/2020		(1)	712,313
American Honda Finance Corp	2.000%, $1,100,000 par, due 2/14/2020		(1)	1,094,365
AmEx Credit Trust	1.930%, $2,205,000 par, due 9/15/2022		(1)	2,194,844
Amphenol Corp	2.200%, $530,000 par, due 4/1/2020		(1)	527,381
Anheuser-Busch InBev Finance Inc	3.300%, $1,300,000 par, due 2/1/2023		(1)	1,330,281
Apple Inc	2.250%, $750,000 par, due 2/23/2021		(1)	749,123
Apple Inc	2.500%, $1,310,000 par, due 2/9/2022		(1)	1,311,158
AT&T Inc	2.450%, $400,000 par, due 6/30/2020		(1)	399,562
AT&T Inc	3.200%, $380,000 par, due 3/1/2022		(1)	384,101
AT&T Inc	3.400%, $1,710,000 par, due 8/14/2024		(1)	1,718,779
AvalonBay Communities Inc	2.950%, $586,000 par, due 9/15/2022		(1)	591,318
AvalonBay Communities Inc	3.625%, $600,000 par, due 10/1/2020		(1)	617,647
BA Credit Card Trust	1.360%, $1,800,000 par, due 9/15/2020		(1)	1,798,056
BA Credit Card Trust	1.950%, $2,600,000 par, due 8/15/2022		(1)	2,588,370
BAE Systems PLC	4.750%, $700,000 par, due 10/11/2021		(1)	746,355
Baker Hughes a GE Co LLC	2.773%, $250,000 par, due 12/15/2022		(1)	249,686
BAMLL Comml Mtg Sec Trust	2.527%, $550,000 par, due 9/15/2026		(1)	551,104
Bank of America Corp	2.625%, $810,000 par, due 4/19/2021		(1)	814,133
Bank of America Corp	2.881%, $1,150,000 par, due 4/24/2023		(1)	1,151,692
Bank of America Corp	3.300%, $900,000 par, due 1/11/2023		(1)	920,700
Bank of America Corp	3.124%, $550,000 par, due 1/20/2023		(1)	557,922
Bank of Montreal	1.500%, $500,000 par, due 7/18/2019		(1)	495,144
Bank of Montreal	1.900%, $520,000 par, due 8/27/2021		(1)	509,046
Bank of Montreal	2.500%, $1,050,000 par, due 1/11/2022		(1)	1,048,544
Bank of New York Mellon Corp/The	2.150%, $830,000 par, due 2/24/2020		(1)	828,814
Bank of New York Mellon Corp/The	2.600%, $270,000 par, due 8/17/2020		(1)	272,066
Bank of New York Mellon Corp/The	2.600%, $1,145,000 par, due 2/7/2022		(1)	1,147,617
Bank of Nova Scotia/The	1.875%, $1,900,000 par, due 4/26/2021		(1)	1,863,020
BB&T Corp	2.150%, $435,000 par, due 2/1/2021		(1)	430,885
Becton Dickinson and Co	2.675%, $549,000 par, due 12/15/2019		(1)	550,984
BMW US Capital LLC	2.700%, $300,000 par, due 4/6/2022		(1)	301,030
BMW US Capital LLC	1.500%, $383,000 par, due 4/11/2019		(1)	380,355
Boston Properties LP	4.125%, $820,000 par, due 5/15/2021		(1)	857,027
Boston Properties LP	3.125%, $300,000 par, due 9/1/2023		(1)	302,362
BP Capital Markets PLC	2.750%, $500,000 par, due 5/10/2023		(1)	500,206
BP Capital Markets PLC	1.676%, $240,000 par, due 5/3/2019		(1)	238,737
BP Capital Markets PLC	3.224%, $520,000 par, due 4/14/2024		(1)	532,809
BP Capital Markets PLC	2.520%, $80,000 par, due 9/19/2022		(1)	79,602
Branch Banking & Trust Co	1.450%, $440,000 par, due 5/10/2019		(1)	435,833
Branch Banking & Trust Co	2.625%, $450,000 par, due 1/15/2022		(1)	450,850
Brazos Student Finance Corp	1.925%, $237,006 par, due 6/25/2027		(1)	235,483
Byron Center Public Schools	2.546%, $750,000 par, due 5/1/2024		(1)	735,435
CA Dept of Water Resources	2.000%, $1,000,000 par, due 5/1/2022		(1)	977,390
Capital Auto Rec Trust	1.610%, $288,407 par, due 6/20/2019		(1)	288,337
Capital One MultiAsset Tr	2.000%, $2,630,000 par, due 1/17/2023		(1)	2,613,789
Capital One NA/Mclean VA	2.350%, $420,000 par, due 8/17/2018		(1)	420,656
Capital One NA/Mclean VA	1.850%, $330,000 par, due 9/13/2019		(1)	326,818
Capital One NA/Mclean VA	2.650%, $565,000 par, due 8/8/2022		(1)	559,084
Cardinal Health Inc	2.616%, $850,000 par, due 6/15/2022		(1)	835,795
Cargill Inc	3.250%, $1,000,000 par, due 11/15/2021		(1)	1,024,304
Cargill Inc	3.300%, $865,000 par, due 3/1/2022		(1)	880,173
CarMax Auto Owner Trust 2014-4	1.250%, $346,312 par, due 11/15/2019		(1)	345,908
Caterpillar Financial Services Corp	2.250%, $300,000 par, due 12/1/2019		(1)	300,472

47(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Caterpillar Financial Services Corp	1.700%, $800,000 par, due 8/9/2021		(1)	$780,205
Caterpillar Financial Services Corp	1.850%, $235,000 par, due 9/4/2020		(1)	232,257
Caterpillar Financial Services Corp	2.550%, $220,000 par, due 11/29/2022		(1)	219,296
Charles Schwab Corp/The	2.650%, $445,000 par, due 1/25/2023		(1)	444,728
Chase Issuance Trust	1.620%, $730,000 par, due 7/15/2020		(1)	729,416
Chevron Corp	2.419%, $840,000 par, due 11/17/2020		(1)	845,077
Chevron Corp	2.100%, $760,000 par, due 5/16/2021		(1)	753,779
Chrysler Auto Rec Tr	1.910%, $435,715 par, due 3/16/2020		(1)	435,760
Chubb INA Holdings Inc	2.300%, $290,000 par, due 11/3/2020		(1)	289,538
Cintas Corp No 2	4.300%, $800,000 par, due 6/1/2021		(1)	843,490
Cintas Corp No 2	2.900%, $420,000 par, due 4/1/2022		(1)	423,761
Cisco Systems Inc	2.450%, $790,000 par, due 6/15/2020		(1)	795,168
CIT Equipment Collateral 2014-VT1	1.500%, $160,013 par, due 10/21/2019		(1)	159,941
Citibank Credit Card Issuance Trust	1.920%, $2,650,000 par, due 4/7/2022		(1)	2,633,469
Citibank NA	2.000%, $680,000 par, due 3/20/2019		(1)	678,688
Citibank NA	2.100%, $530,000 par, due 6/12/2020		(1)	526,534
Citigroup Commercial Mortgage Trust 2012-GC8	2.608%, $1,426,933 par, due 9/10/2045		(1)	1,434,639
Citigroup Commercial Mortgage Trust 2014-GC19	3.552%, $1,900,000 par, due 3/10/2047		(1)	1,961,260
Citigroup Inc	4.500%, $650,000 par, due 1/14/2022		(1)	691,445
Citigroup Inc	2.650%, $520,000 par, due 10/26/2020		(1)	521,740
Citigroup Inc	2.700%, $700,000 par, due 3/30/2021		(1)	702,127
Citigroup Inc	2.450%, $340,000 par, due 1/10/2020		(1)	340,157
Citizens Bank NA/Providence RI	2.550%, $250,000 par, due 5/13/2021		(1)	249,075
CNH Equipment Trust 2015-C	1.660%, $1,417,761 par, due 11/16/2020		(1)	1,415,802
Comcast Corp	3.000%, $660,000 par, due 2/1/2024		(1)	664,369
COMM 2012-CCRE3 Mortgage Trust	2.372%, $1,934,802 par, due 10/15/2045		(1)	1,930,057
COMM 2013-CCRE13 Mortgage Trust	4.194%, $1,800,000 par, due 11/12/2046		(1)	1,920,701
COMM 2013-CCRE7 Mortgage Trust	3.213%, $1,380,000 par, due 3/10/2046		(1)	1,407,996
COMM 2013-LC6 Mortgage Trust	2.941%, $950,000 par, due 1/10/2046		(1)	956,794
Commonwealth Edison Co	3.400%, $1,300,000 par, due 9/1/2021		(1)	1,337,855
ConocoPhillips Co	2.200%, $1,000,000 par, due 5/15/2020		(1)	997,755
ConocoPhillips Co	4.200%, $248,000 par, due 3/15/2021		(1)	260,789
Cooperatieve Rabobank UA/NY	2.500%, $380,000 par, due 1/19/2021		(1)	381,739
Cooperatieve Rabobank UA/NY	2.180%, $430,000 par, due 1/10/2022		(1)	436,172
Core Industrial Trust 2015-CALW	3.040%, $1,900,000 par, due 2/10/2034		(1)	1,930,083
County of Chester PA	2.129%, $1,000,000 par, due 5/15/2020		(1)	1,000,430
County of Macomb MI	2.688%, $1,000,000 par, due 11/1/2021		(1)	1,013,500
Credit Suisse Group AG	3.574%, $380,000 par, due 1/9/2023		(1)	386,350
Credit Suisse Group AG	2.997%, $720,000 par, due 12/14/2023		(1)	711,544
CVS Health Corp	2.800%, $930,000 par, due 7/20/2020		(1)	933,874
Daimler Finance North America LLC	2.000%, $450,000 par, due 7/6/2021		(1)	440,225
Daimler Finance North America LLC	2.200%, $270,000 par, due 10/30/2021		(1)	265,155
Daimler Finance North America LLC	2.200%, $210,000 par, due 5/5/2020		(1)	208,808
Dallas TX Water Sewer	2.485%, $500,000 par, due 10/1/2021		(1)	502,635
Danone SA	1.691%, $990,000 par, due 10/30/2019		(1)	978,095
DBRR 2011-LC2 Trust	4.537%, $2,500,000 par, due 7/12/2044		(1)	2,618,710
DNB Boligkreditt AS	1.450%, $1,225,000 par, due 3/21/2018		(1)	1,223,634
Duke Energy Carolinas LLC	2.500%, $750,000 par, due 3/15/2023		(1)	743,300
Ecolab Inc	2.250%, $880,000 par, due 1/12/2020		(1)	879,547
Ecolab Inc	2.375%, $55,000 par, due 8/10/2022		(1)	54,385
EdLinc Student Loan Funding Trust 2012-1	2.552%, $652,449 par, due 9/25/2030		(1)	656,464
Edsouth Indenture No 2 LLC	2.702%, $490,384 par, due 9/25/2040		(1)	493,818
Edsouth Indenture No 4 LLC	2.122%, $585,545 par, due 2/26/2029		(1)	577,984
Edu Fund of South	2.017%, $1,169,830 par, due 4/25/2035		(1)	1,169,833
Edu Fund of South	2.602%, $1,775,114 par, due 3/25/2036		(1)	1,784,713
EI du Pont de Nemours & Co	2.200%, $260,000 par, due 5/1/2020		(1)	259,771
EMD Finance LLC (Merck KGaA)	2.400%, $850,000 par, due 3/19/2020		(1)	848,138
Emerson Electric Co	4.250%, $750,000 par, due 11/15/2020		(1)	788,918
Entergy Gulf States Louisiana LLC	6.000%, $1,000,000 par, due 5/1/2018		(1)	1,013,204
Enterprise Fleet Fin	1.300%, $53,026 par, due 9/20/2020		(1)	53,012
Enterprise Fleet Fin	2.130%, $2,592,994 par, due 7/20/2022		(1)	2,593,002
Enterprise Products Operating LLC	2.850%, $390,000 par, due 4/15/2021		(1)	393,253
Equifax Inc	2.300%, $870,000 par, due 6/1/2021		(1)	849,210
Ethiopian Leasing 2012 LLC	2.566%, $977,027 par, due 8/14/2026		(1)	974,417
Export Leasing 2009 LLC	1.859%, $889,160 par, due 8/28/2021		(1)	881,682
Fannie Mae Pool	5.500%, $1,451,462 par, due 4/1/2033		(1)	1,642,647
Fannie Mae Pool	3.295%, $387,489 par, due 11/1/2041		(1)	406,698
Fannie Mae Pool	3.462%, $407,782 par, due 3/1/2042		(1)	424,980
Fannie Mae Pool	2.961%, $957,415 par, due 6/1/2022		(1)	975,361
Fannie Mae Pool	2.760%, $1,351,185 par, due 4/1/2022		(1)	1,366,826
Fannie Mae Pool	2.570%, $1,678,526 par, due 9/1/2019		(1)	1,686,430
Fannie Mae Pool	2.570%, $864,251 par, due 9/1/2019		(1)	870,043
Fannie Mae Pool	2.560%, $1,717,480 par, due 3/1/2021		(1)	1,720,510
Fannie Mae Pool	2.510%, $2,567,253 par, due 7/1/2020		(1)	2,577,532

48(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	2.570%, $1,800,000 par, due 12/1/2020		(1)	$1,806,518
Fannie Mae Pool	3.500%, $1,528,999 par, due 4/1/2046		(1)	1,577,782
Fannie Mae Pool	2.748%, $1,712,046 par, due 8/1/2044		(1)	1,745,287
Fannie Mae Pool	2.845%, $895,991 par, due 8/1/2044		(1)	915,207
Fannie Mae Pool	2.777%, $835,651 par, due 8/1/2044		(1)	852,420
Fannie Mae Pool	2.808%, $887,802 par, due 8/1/2044		(1)	903,968
Fannie Mae Pool	2.485%, $1,229,817 par, due 8/1/2045		(1)	1,237,320
Fannie Mae Pool	2.625%, $1,305,494 par, due 8/1/2045		(1)	1,321,921
Fannie Mae Pool	2.628%, $554,912 par, due 7/1/2045		(1)	562,179
Fannie Mae Pool	4.500%, $20,895 par, due 7/1/2018		(1)	21,219
Fannie Mae Pool	2.967%, $829,246 par, due 6/1/2033		(1)	858,099
Fannie Mae Pool	5.000%, $661,756 par, due 6/1/2035		(1)	718,739
Fannie Mae Pool	2.839%, $771,976 par, due 10/1/2033		(1)	798,498
Fannie Mae Pool	5.500%, $191,489 par, due 4/1/2036		(1)	212,310
Fannie Mae Pool	5.000%, $93,143 par, due 1/1/2019		(1)	94,821
Fannie Mae Pool	5.000%, $52,392 par, due 2/1/2019		(1)	53,336
Fannie Mae Pool	3.046%, $431,131 par, due 3/1/2034		(1)	446,853
Fannie Mae Pool	3.006%, $476,193 par, due 8/1/2034		(1)	493,970
Fannie Mae Pool	3.000%, $5,679,911 par, due 4/1/2031		(1)	5,792,356
Fannie Mae Pool	3.000%, $1,581,447 par, due 2/1/2031		(1)	1,612,761
Fannie Mae Pool	4.500%, $1,870,060 par, due 6/1/2056		(1)	1,998,383
Fannie Mae Pool	3.048%, $1,985,654 par, due 6/1/2047		(1)	2,028,536
Fannie Mae Pool	3.009%, $2,122,399 par, due 7/1/2047		(1)	2,154,447
Fannie Mae Pool	2.861%, $1,968,301 par, due 7/1/2047		(1)	1,997,843
Fannie Mae Pool	2.977%, $1,369,434 par, due 5/1/2047		(1)	1,391,723
Fannie Mae Pool	5.500%, $572,919 par, due 9/1/2036		(1)	635,756
Fannie Mae Pool	5.500%, $365,975 par, due 11/1/2021		(1)	376,649
Fannie Mae Pool	2.000%, $641,132 par, due 4/1/2023		(1)	637,000
Fannie Mae Pool	2.000%, $612,917 par, due 5/1/2023		(1)	608,994
Fannie Mae Pool	2.000%, $634,280 par, due 6/1/2023		(1)	630,191
Fannie Mae Pool	2.000%, $1,375,729 par, due 8/1/2023		(1)	1,366,856
Fannie Mae Pool	2.000%, $2,043,704 par, due 9/1/2023		(1)	2,030,518
Fannie Mae REMIC Trust 2002-W12	5.066%, $69,894 par, due 2/25/2033		(1)	70,792
Fannie Mae REMICS	4.500%, $100,725 par, due 9/25/2018		(1)	101,032
Fannie Mae-Aces	1.233%, $188,814 par, due 3/26/2018		(1)	188,289
Fannie Mae-Aces	2.171%, $3,156,252 par, due 9/25/2019		(1)	3,156,217
Fannie Mae-Aces	2.263%, $1,225,000 par, due 2/25/2023		(1)	1,214,994
FHLMC K710 A2 Multifam	1.883%, $1,675,000 par, due 5/25/2019		(1)	1,671,486
FHLMC Multifamily Structured Pass-through	2.699%, $2,791,051 par, due 5/25/2018		(1)	2,793,421
Ford Cred Auto Own Tr	2.440%, $1,900,000 par, due 1/15/2027		(1)	1,907,256
Ford Credit Auto Owner Tr	2.030%, $1,500,000 par, due 12/15/2027		(1)	1,478,334
Ford Credit Auto Owner Tr	2.620%, $1,390,000 par, due 8/15/2028		(1)	1,390,831
Ford Credit Auto Owner Tr	1.060%, $300,635 par, due 5/15/2019		(1)	300,469
Ford Credit Auto Owner Trust 2017-REV2	2.360%, $1,395,000 par, due 3/15/2029		(1)	1,382,345
Ford Motor Credit Co LLC	2.021%, $450,000 par, due 5/3/2019		(1)	447,960
Ford Motor Credit Co LLC	2.262%, $200,000 par, due 3/28/2019		(1)	199,700
Ford Motor Credit Co LLC	2.425%, $350,000 par, due 6/12/2020		(1)	347,926
Freddie Mac Gold Pool	4.000%, $2,824,100 par, due 4/1/2046		(1)	2,980,120
Freddie Mac Gold Pool	5.000%, $21,838 par, due 8/1/2018		(1)	22,269
Freddie Mac Gold Pool	5.500%, $151,829 par, due 11/1/2021		(1)	156,040
Freddie Mac Gold Pool	3.000%, $856,648 par, due 10/1/2026		(1)	874,075
Freddie Mac Gold Pool	2.500%, $412,131 par, due 7/1/2023		(1)	413,548
Freddie Mac Multifam Struct PT Cert	2.791%, $2,500,000 par, due 1/25/2022		(1)	2,534,068
Freddie Mac Multifam Struct PT Cert	2.355%, $1,698,387 par, due 4/25/2021		(1)	1,702,377
Freddie Mac Multifam Struct PT Cert	3.062%, $2,100,000 par, due 11/25/2023		(1)	2,155,415
Freddie Mac Multifam Struct PT Cert	2.672%, $1,016,537 par, due 1/25/2021		(1)	1,025,632
Freddie Mac Multifam Struct PT Cert	2.086%, $1,725,000 par, due 3/25/2019		(1)	1,725,159
Freddie Mac Non Gold Pool	2.281%, $851,497 par, due 8/1/2043		(1)	863,016
Freddie Mac Non Gold Pool	2.696%, $973,943 par, due 12/1/2044		(1)	988,873
Freddie Mac Non Gold Pool	2.680%, $1,756,141 par, due 8/1/2044		(1)	1,785,496
Freddie Mac Non Gold Pool	2.596%, $751,123 par, due 1/1/2045		(1)	760,270
Freddie Mac Non Gold Pool	2.685%, $560,636 par, due 8/1/2045		(1)	567,820
Freddie Mac Non Gold Pool	2.868%, $1,370,884 par, due 7/1/2047		(1)	1,389,943
Freddie Mac Non Gold Pool	2.980%, $1,560,190 par, due 8/1/2047		(1)	1,587,788
Freddie Mac Non Gold Pool	2.599%, $2,298,550 par, due 10/1/2047		(1)	2,310,599
Freddie Mac Non Gold Pool	3.463%, $654,202 par, due 2/1/2042		(1)	681,744
Freddie Mac Non Gold Pool	3.547%, $380,087 par, due 7/1/2042		(1)	393,777
Freddie Mac Non Gold Pool	3.500%, $240,854 par, due 8/1/2042		(1)	249,248
Freddie Mac Non Gold Pool	3.635%, $1,525,132 par, due 4/1/2038		(1)	1,608,051
GAHR Commercial Mortgage Trust 2015-NRF	3.235%, $2,230,000 par, due 12/15/2034		(1)	2,258,207
GE Cap Intl Funding	2.342%, $880,000 par, due 11/15/2020		(1)	875,942
General Electric Co	5.500%, $533,000 par, due 1/8/2020		(1)	565,929
General Electric Co	4.625%, $800,000 par, due 1/7/2021		(1)	848,679
General Mills Inc	2.600%, $500,000 par, due 10/12/2022		(1)	496,215

49(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Georgia-Pacific LLC	3.163%, $500,000 par, due 11/15/2021		(1)	$508,918
Gilead Sciences Inc	1.950%, $360,000 par, due 3/1/2022		(1)	351,277
Ginnie Mae II pool	2.710%, $1,558,200 par, due 6/20/2058		(1)	1,595,411
Ginnie Mae II pool	2.375%, $547,280 par, due 3/20/2042		(1)	563,546
Ginnie Mae II pool	5.460%, $14,505 par, due 7/20/2059		(1)	14,904
GNMA	1.893%, $1,205,073 par, due 10/20/2065		(1)	1,207,842
GNMA	2.243%, $4,172,346 par, due 12/20/2066		(1)	4,256,348
GNMA	2.143%, $2,153,557 par, due 12/20/2066		(1)	2,186,062
Goldman Sachs Group Inc/The	2.750%, $240,000 par, due 9/15/2020		(1)	241,199
Goldman Sachs Group Inc/The	2.625%, $380,000 par, due 4/25/2021		(1)	379,736
Goldman Sachs Group Inc/The	3.000%, $1,250,000 par, due 4/26/2022		(1)	1,254,900
Goldman Sachs Group Inc/The	2.600%, $1,420,000 par, due 4/23/2020		(1)	1,421,934
Goldman Sachs Group Inc/The	2.876%, $230,000 par, due 10/31/2022		(1)	229,341
GS Mortgage Securities Trust 2013-GC16	4.271%, $1,280,000 par, due 11/10/2046		(1)	1,374,461
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.377%, $948,631 par, due 5/10/2045		(1)	970,367
Guardian Life Global Funding	2.000%, $750,000 par, due 4/26/2021		(1)	734,689
Guardian Life Global Funding	2.500%, $670,000 par, due 5/8/2022		(1)	662,973
Honda Auto Recv Tr	0.990%, $10,421 par, due 9/17/2018		(1)	10,420
Honeywell International Inc	1.850%, $1,000,000 par, due 11/1/2021		(1)	981,847
HSBC Holdings PLC	3.033%, $425,000 par, due 11/22/2023		(1)	425,856
HSBC USA Inc	1.625%, $700,000 par, due 1/16/2018		(1)	699,948
HSBC USA Inc	2.350%, $520,000 par, due 3/5/2020		(1)	519,934
Hyundai Auto Lease Tr	1.880%, $2,200,000 par, due 8/17/2020		(1)	2,193,816
Hyundai Auto Receivables Trust 2015-A	1.050%, $132,726 par, due 4/15/2019		(1)	132,654
Hyundai Auto Receivables Trust 2015-B	1.120%, $719,214 par, due 11/15/2019		(1)	717,336
Hyundai Capital America	2.000%, $380,000 par, due 7/1/2019		(1)	375,451
Iowa Stud Ln Liq Co	1.498%, $1,347,667 par, due 9/25/2037		(1)	1,303,810
Iraq Government AID Bond	2.149%, $3,200,000 par, due 1/18/2022		(1)	3,181,642
John Deere Capital Corp	2.650%, $220,000 par, due 1/6/2022		(1)	221,281
John Deere Capital Corp	2.150%, $965,000 par, due 9/8/2022		(1)	944,443
John Deere Owner Trust 2017	1.780%, $2,200,000 par, due 4/15/2021		(1)	2,189,440
JPMBB Comml Mtg Sec Tr	3.157%, $1,825,000 par, due 7/15/2045		(1)	1,853,366
JPMBB Comml Mtg Sec Tr	3.761%, $1,725,000 par, due 8/15/2046		(1)	1,785,215
JPMorgan Chase & Co	2.086%, $1,270,000 par, due 3/9/2021		(1)	1,272,955
JPMorgan Chase & Co	2.776%, $310,000 par, due 4/25/2023		(1)	310,300
JPMorgan Chase & Co	2.250%, $600,000 par, due 1/23/2020		(1)	599,599
JPMorgan Chase & Co	2.550%, $535,000 par, due 10/29/2020		(1)	536,573
JPMorgan Chase & Co	2.700%, $570,000 par, due 5/18/2023		(1)	566,263
JPMorgan Chase & Co	2.972%, $200,000 par, due 1/15/2023		(1)	201,677
JPMorgan Chase Bank NA	1.650%, $300,000 par, due 9/23/2019		(1)	297,467
JPMorgan Chase Comml Mtg Sec Tr	4.166%, $1,400,000 par, due 12/15/2046		(1)	1,495,330
JPMorgan Chase Comml Mtg Sec Tr	3.414%, $600,000 par, due 1/15/2046		(1)	613,497
JPMorgan Comm Mtg Sec Tr	3.483%, $2,100,000 par, due 6/15/2045		(1)	2,160,726
Kentucky Utilities Co	3.250%, $1,200,000 par, due 11/1/2020		(1)	1,229,377
KeyBank NA/Cleveland OH	2.500%, $250,000 par, due 12/15/2019		(1)	250,737
KeyBank NA/Cleveland OH	2.250%, $490,000 par, due 3/16/2020		(1)	488,563
KeyBank NA/Cleveland OH	2.350%, $250,000 par, due 3/8/2019		(1)	250,459
KeyBank NA/Cleveland OH	2.500%, $400,000 par, due 11/22/2021		(1)	397,899
L'Anse Creuse Public Schools	2.478%, $500,000 par, due 5/1/2021		(1)	501,270
Liberty Property LP	3.375%, $752,000 par, due 6/15/2023		(1)	761,993
Lincoln Airport Authority	1.911%, $710,000 par, due 7/1/2021		(1)	689,886
Lincoln Airport Authority	2.123%, $500,000 par, due 7/1/2022		(1)	487,170
Lincoln Airport Authority	2.303%, $500,000 par, due 7/1/2023		(1)	482,015
Lockheed Martin Corp	3.350%, $650,000 par, due 9/15/2021		(1)	668,285
Lockheed Martin Corp	2.500%, $650,000 par, due 11/23/2020		(1)	654,152
Manufacturers & Traders Trust Co	2.100%, $550,000 par, due 2/6/2020		(1)	548,184
Manufacturers & Traders Trust Co	2.500%, $720,000 par, due 5/18/2022		(1)	716,901
Marathon Oil Corp	2.700%, $1,200,000 par, due 6/1/2020		(1)	1,200,168
Marathon Petroleum Corp	3.400%, $800,000 par, due 12/15/2020		(1)	817,436
Marsh & McLennan Cos Inc	2.750%, $500,000 par, due 1/30/2022		(1)	501,008
MassMutual Global Funding II	2.000%, $750,000 par, due 4/15/2021		(1)	738,322
Maxim Integrated Products Inc	3.375%, $210,000 par, due 3/15/2023		(1)	211,959
McCormick & Co Inc/MD	2.700%, $425,000 par, due 8/15/2022		(1)	424,678
McDonald's Corp	2.200%, $1,160,000 par, due 5/26/2020		(1)	1,159,517
McDonald's Corp	2.750%, $300,000 par, due 12/9/2020		(1)	303,113
Medtronic Inc	3.125%, $290,000 par, due 3/15/2022		(1)	296,386
Medtronic Inc	2.500%, $560,000 par, due 3/15/2020		(1)	563,315
Medtronic Inc	3.150%, $330,000 par, due 3/15/2022		(1)	338,001
Mercedes-Benz Auto Rec Tr	1.340%, $903,263 par, due 12/16/2019		(1)	901,231
Metropolitan Life Global Funding I	2.050%, $780,000 par, due 6/12/2020		(1)	774,339
Micron Semiconductor Asia Pte Ltd	1.258%, $648,600 par, due 1/15/2019		(1)	645,385
Microsoft Corp	2.400%, $950,000 par, due 2/6/2022		(1)	950,337
Mill City Mortgage Loan Trust 2017-1	2.750%, $824,960 par, due 11/25/2058		(1)	824,648
Mitsubishi UFJ Financial Group Inc	2.665%, $430,000 par, due 7/25/2022		(1)	425,939

50(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
MMAF Equipment Finance LLC 2017-A	2.410%, $1,100,000 par, due 8/16/2024		(1)	$1,090,900
MO State Higher Ed Std Asst	2.283%, $1,762,059 par, due 5/20/2030		(1)	1,779,859
Mondelez International Holdings Netherlands BV	1.625%, $770,000 par, due 10/28/2019		(1)	758,888
Morgan Stanley	2.750%, $340,000 par, due 5/19/2022		(1)	338,752
Morgan Stanley	2.450%, $250,000 par, due 2/1/2019		(1)	250,633
Morgan Stanley	2.500%, $500,000 par, due 4/21/2021		(1)	499,163
Morgan Stanley	2.625%, $560,000 par, due 11/17/2021		(1)	557,448
Morgan Stanley	2.543%, $875,000 par, due 1/20/2022		(1)	889,474
Morgan Stanley	2.650%, $360,000 par, due 1/27/2020		(1)	361,625
Morgan Stanley	1.875%, $150,000 par, due 1/5/2018		(1)	149,997
Navient Student Loan Trust 2016-6	2.302%, $1,040,000 par, due 3/25/2066		(1)	1,051,071
New Hamp Higher Ed Ln Co	2.064%, $685,847 par, due 10/25/2028		(1)	685,442
New York Life Global Funding	1.950%, $880,000 par, due 2/11/2020		(1)	874,288
New York Life Global Funding	2.000%, $1,330,000 par, due 4/9/2020		(1)	1,321,537
New York State Urban Development Corp	2.860%, $415,000 par, due 3/15/2024		(1)	412,041
Nissan Auto Recv Owner Tr	1.340%, $1,155,572 par, due 3/16/2020		(1)	1,152,359
Norfolk Southern Corp	5.750%, $1,080,000 par, due 4/1/2018		(1)	1,089,857
Northern States Power Co/MN	2.200%, $430,000 par, due 8/15/2020		(1)	429,625
Northrop Grumman Corp	2.550%, $710,000 par, due 10/15/2022		(1)	704,941
NYC Transit Fin Auth Future Tax Rev	2.380%, $855,000 par, due 5/1/2022		(1)	850,982
NYC Transit Fin Auth Future Tax Rev	2.500%, $1,000,000 par, due 2/1/2023		(1)	994,150
Occidental Petroleum Corp	2.600%, $860,000 par, due 4/15/2022		(1)	861,852
Olentangy Local School District	5.000%, $1,000,000 par, due 12/1/2019		(1)	1,056,270
Oracle Corp	2.500%, $385,000 par, due 10/15/2022		(1)	384,472
Oracle Corp	2.625%, $910,000 par, due 2/15/2023		(1)	912,018
Orange SA	1.625%, $710,000 par, due 11/3/2019		(1)	701,156
Overseas Private Investment Corp	2.520%, $1,368,182 par, due 9/15/2022		(1)	1,358,900
PA State Higher Ed Asst	2.102%, $462,956 par, due 4/25/2030		(1)	460,872
PA State Higher Ed Asst	2.467%, $880,783 par, due 1/25/2028		(1)	887,363
PACCAR Financial Corp	2.300%, $385,000 par, due 8/10/2022		(1)	380,800
PacifiCorp	2.950%, $1,000,000 par, due 2/1/2022		(1)	1,015,636
Packaging Corp of America	2.450%, $355,000 par, due 12/15/2020		(1)	355,498
Petroleos Mexicanos	1.950%, $1,000,000 par, due 12/20/2022		(1)	988,392
PNC Bank NA	2.300%, $1,570,000 par, due 6/1/2020		(1)	1,568,452
PNC Bank NA	2.625%, $440,000 par, due 2/17/2022		(1)	440,997
PNC Bank NA	2.000%, $320,000 par, due 5/19/2020		(1)	317,394
Praxair Inc	2.250%, $335,000 par, due 9/24/2020		(1)	334,324
Providence Health & Services Obligated Group	4.379%, $500,000 par, due 10/1/2023		(1)	540,024
Realty Income Corp	3.250%, $985,000 par, due 10/15/2022		(1)	1,000,873
Reckitt Benckiser Treasury Services PLC	2.375%, $510,000 par, due 6/24/2022		(1)	499,997
RI State Std Ln Authority	2.011%, $1,815,431 par, due 9/1/2036		(1)	1,805,174
Roche Holdings Inc	2.875%, $270,000 par, due 9/29/2021		(1)	273,974
Roche Holdings Inc	1.750%, $1,060,000 par, due 1/28/2022		(1)	1,030,439
Royal Bank of Canada	1.875%, $1,820,000 par, due 2/5/2020		(1)	1,804,909
San Jose Redevelopment Agency Successor Agency	2.828%, $865,000 par, due 8/1/2023		(1)	862,907
SBA Small Business Investment Cos	2.517%, $1,693,952 par, due 3/10/2025		(1)	1,697,780
SBA Small Business Investment Cos	2.829%, $4,588,420 par, due 9/10/2025		(1)	4,626,614
SBA Small Business Investment Cos	2.507%, $5,486,102 par, due 3/10/2026		(1)	5,495,725
SBA Small Business Investment Cos	2.845%, $2,158,049 par, due 3/10/2027		(1)	2,182,860
SBA Small Business Investment Cos	2.518%, $1,425,000 par, due 9/10/2027		(1)	1,426,117
SC State Std Ln Corp	1.828%, $582,819 par, due 1/25/2041		(1)	580,272
Schlumberger Finance Canada Ltd	2.200%, $75,000 par, due 11/20/2020		(1)	74,562
Schlumberger Norge AS	4.200%, $410,000 par, due 1/15/2021		(1)	428,452
Shell International Finance BV	2.125%, $800,000 par, due 5/11/2020		(1)	798,336
Shell International Finance BV	2.250%, $400,000 par, due 11/10/2020		(1)	399,892
Shell International Finance BV	1.875%, $680,000 par, due 5/10/2021		(1)	670,000
Sherwin-Williams Co/The	2.750%, $540,000 par, due 6/1/2022		(1)	537,904
Siemens Financieringsmaatschappij NV	2.150%, $1,086,000 par, due 5/27/2020		(1)	1,079,320
Siemens Financieringsmaatschappij NV	2.210%, $1,200,000 par, due 3/16/2022		(1)	1,210,798
Simon Property Group LP	2.500%, $830,000 par, due 9/1/2020		(1)	833,004
SLM Student Loan Trust 2008-9	2.867%, $1,031,071 par, due 4/25/2023		(1)	1,055,063
SLM Student Loan Trust 2013-3	1.852%, $28,842 par, due 5/26/2020		(1)	28,842
State of Arkansas	2.875%, $1,000,000 par, due 6/1/2021		(1)	1,020,810
State of California	2.625%, $710,000 par, due 4/1/2021		(1)	716,752
State of Hawaii	1.934%, $1,000,000 par, due 10/1/2021		(1)	985,630
State of Oregon	5.762%, $1,088,240 par, due 6/1/2023		(1)	1,194,866
State of Utah	4.554%, $490,000 par, due 7/1/2024		(1)	530,097
State of Wisconsin	1.899%, $400,000 par, due 5/1/2022		(1)	389,632
State Street Corp	1.950%, $500,000 par, due 5/19/2021		(1)	492,783
Student Loan Corp	2.252%, $1,459,495 par, due 7/25/2036		(1)	1,452,121
Student Loan Corp	2.167%, $1,846,246 par, due 4/25/2037		(1)	1,851,803
SunTrust Banks Inc	2.700%, $410,000 par, due 1/27/2022		(1)	409,986
Teva Pharmaceutical Finance Netherlands III BV	1.700%, $450,000 par, due 7/19/2019		(1)	437,218
Texas A&M University	2.734%, $1,100,000 par, due 5/15/2023		(1)	1,106,864
51(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	Texas Children's Hospital	2.371%, $1,750,000 par, due 10/1/2020		(1)	$1,755,383
	Texas Tech University	2.549%, $850,000 par, due 2/15/2022		(1)	851,233
	Thermo Fisher Scientific Inc	3.000%, $350,000 par, due 4/15/2023		(1)	352,158
	Toronto-Dominion Bank/The	2.250%, $1,950,000 par, due 3/15/2021		(1)	1,939,205
	Toronto-Dominion Bank/The	2.250%, $600,000 par, due 9/25/2019		(1)	600,157
	Toronto-Dominion Bank/The	1.625%, $600,000 par, due 3/13/2018		(1)	599,845
	Towd Point Mortgage Trust 2015-4	3.500%, $725,435 par, due 4/25/2055		(1)	735,602
	Towd Point Mortgage Trust 2015-6	3.500%, $962,206 par, due 4/25/2055		(1)	977,601
	Towd Point Mortgage Trust 2016-3	2.250%, $647,515 par, due 4/25/2056		(1)	641,324
	Towd Point Mortgage Trust 2016-4	2.250%, $369,703 par, due 7/25/2056		(1)	366,687
	Towd Point Mortgage Trust 2017-1	2.750%, $1,233,733 par, due 10/25/2056		(1)	1,232,150
	Towd Point Mortgage Trust 2017-5	2.152%, $616,139 par, due 2/25/2057		(1)	616,891
	Towd Point Mortgage Trust 2017-6	2.750%, $424,602 par, due 10/25/2057		(1)	423,122
	Toyota Auto Recv Owner Tr	1.340%, $784,696 par, due 6/17/2019		(1)	783,728
	Toyota Auto Recv Owner Tr	1.730%, $2,200,000 par, due 2/16/2021		(1)	2,189,110
	Toyota Motor Credit Corp	1.700%, $190,000 par, due 2/19/2019		(1)	189,154
	Toyota Motor Credit Corp	1.550%, $680,000 par, due 10/18/2019		(1)	673,962
	Toyota Motor Credit Corp	2.600%, $300,000 par, due 1/11/2022		(1)	301,612
	Tyco Electronics Group SA	3.500%, $835,000 par, due 2/3/2022		(1)	857,866
	UBS AG/Stamford CT	2.350%, $900,000 par, due 3/26/2020		(1)	899,281
	UBS Commercial Mortgage Trust 2012-C1	3.400%, $1,069,888 par, due 5/10/2045		(1)	1,097,552
	UBS Group Funding Switzerland AG	3.491%, $250,000 par, due 5/23/2023		(1)	253,979
	UBS-Barclays Commercial Mortgage Trust 2012-C4	2.850%, $1,400,000 par, due 12/10/2045		(1)	1,404,931
	UBS-Barclays Commercial Mortgage Trust 2012-C4	2.459%, $1,864,045 par, due 12/10/2045		(1)	1,866,485
	Unilever Capital Corp	2.200%, $1,560,000 par, due 5/5/2022		(1)	1,542,558
	United Parcel Service Inc	2.500%, $900,000 par, due 4/1/2023		(1)	894,994
	United States Small Business Administration	5.510%, $933,053 par, due 11/1/2027		(1)	990,550
	United States Small Business Administration	6.770%, $699,850 par, due 11/1/2028		(1)	777,309
	United States Small Business Administration	5.720%, $800,061 par, due 1/1/2029		(1)	870,568
	United States Small Business Administration	3.370%, $1,233,083 par, due 10/1/2033		(1)	1,266,792
	United States Treasury Inflation Indexed Bonds	0.125%, $2,250,000 par, due 7/15/2026		(1)	2,262,298
	United States Treasury Inflation Indexed Bonds	0.375%, $2,000,000 par, due 1/15/2027		(1)	2,027,543
	United States Treasury Inflation Indexed Bonds	0.375%, $10,950,000 par, due 7/15/2025		(1)	11,406,936
	United States Treasury Note/Bond	1.750%, $6,150,000 par, due 5/31/2022		(1)	6,042,855
	United States Treasury Note/Bond	1.750%, $2,150,000 par, due 6/30/2022		(1)	2,111,115
	United States Treasury Note/Bond	1.500%, $4,300,000 par, due 8/15/2020		(1)	4,252,464
	United States Treasury Note/Bond	1.625%, $4,325,000 par, due 8/31/2022		(1)	4,218,056
	United States Treasury Note/Bond	1.875%, $2,175,000 par, due 9/30/2022		(1)	2,143,480
	United States Treasury Note/Bond	2.000%, $4,250,000 par, due 10/31/2022		(1)	4,212,978
	United States Treasury Note/Bond	2.125%, $2,175,000 par, due 11/30/2024		(1)	2,146,453
	United States Treasury Note/Bond	2.000%, $2,175,000 par, due 11/30/2022		(1)	2,155,203
	United States Treasury Note/Bond	2.125%, $2,150,000 par, due 12/31/2022		(1)	2,141,097
	United States Treasury Note/Bond	1.375%, $1,500,000 par, due 6/30/2023		(1)	1,432,968
	United Technologies Corp	1.950%, $370,000 par, due 11/1/2021		(1)	361,486
	United Technologies Corp	2.300%, $1,260,000 par, due 5/4/2022		(1)	1,240,304
	UnitedHealth Group Inc	2.700%, $600,000 par, due 7/15/2020		(1)	606,937
	UnitedHealth Group Inc	2.125%, $370,000 par, due 3/15/2021		(1)	367,277
	US Bank NA/Cincinnati OH	2.000%, $1,055,000 par, due 1/24/2020		(1)	1,050,547
	USAA Capital Corp	2.450%, $770,000 par, due 8/1/2020		(1)	769,727
	Ventas Realty LP	3.100%, $350,000 par, due 1/15/2023		(1)	350,052
	Ventas Realty LP / Ventas Capital Corp	2.000%, $1,000,000 par, due 2/15/2018		(1)	999,943
	Verizon Communications Inc	3.125%, $1,240,000 par, due 3/16/2022		(1)	1,257,243
	Verizon Communications Inc	3.376%, $978,000 par, due 2/15/2025		(1)	981,694
	Verizon Owner Trust 2017-1	2.060%, $2,200,000 par, due 9/20/2021		(1)	2,194,480
	Verizon Owner Trust 2017-3	2.060%, $2,150,000 par, due 4/20/2022		(1)	2,138,971
	Visa Inc	2.200%, $790,000 par, due 12/14/2020		(1)	789,377
	Volkswagen Group of America Finance LLC	2.400%, $430,000 par, due 5/22/2020		(1)	428,745
	Vornado Realty LP	5.000%, $400,000 par, due 1/15/2022		(1)	429,087
	Walt Disney Co/The	2.450%, $230,000 par, due 3/4/2022		(1)	229,750
	WEC Energy Group Inc	2.450%, $600,000 par, due 6/15/2020		(1)	601,160
	Westpac Banking Corp	2.300%, $490,000 par, due 5/26/2020		(1)	490,215
	WFRBS Commercial Mortgage Trust 2013-C17	4.023%, $850,000 par, due 12/15/2046		(1)	902,476
	Windermere Aviation LLC	2.351%, $1,045,548 par, due 5/27/2026		(1)	1,036,587
*	Wells Fargo/BlackRock Short Term Investment Fund S	1.51%, $1,739,215 par		(1)	1,739,215
					428,863,145
		Accrued income			1,759,697
		Cash			—
		Receivable for investment payments due			283,659
		Adjustment from fair value to current value			124,854
		Total			431,031,355

	Total underlying securities of security-backed contracts at fair value				3,887,950,842
	Accrued income				9,286,768
	Cash				—
	Variation margin payable				7,422
	Receivable for investment securities sold				—

52(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	Receivable for investment payments due				$1,618,123
	Payable for investment securities purchased on a forward commitment basis				—
	Wrapper contract fee payable				(1,287,227)
	Payable for investment securities purchased				—
	Investment management fee payable				(51,604)
	Pending trades				4,175,192
	Adjustment from fair value to current value				(807,930)
	Total security-backed contracts				3,900,891,586

	Collective Investment Fund:
*	Wells Fargo/BlackRock Short Term Investment Fund S	1.51%			274,124,628
*	Wells Fargo Stable Return Fund G	1.94%			318,966,545
	Total collective investment funds at contract value				593,091,173
	Total Stable Value Fund				4,493,982,759
*	Wells Fargo – ESOP Fund
	Wells Fargo & Co. common stock allocated	Common stock fund	156,898,932	6,778,433,083	9,519,058,204
	Wells Fargo & Co. common stock unallocated	Common stock fund	11	598	667
	Wells Fargo ESOP – unallocated	Convertible preferred stock	1,774,652	1,903,699,122	2,054,946,114
	Short-term investments - allocated	Money Market Fund	120,832,179	120,832,179	120,832,179
	Total Wells Fargo – ESOP Fund				11,694,837,164
*	Wells Fargo – Non-ESOP Fund
	Wells Fargo & Co. common stock	Common stock fund	14,109,596	615,286,961	856,029,189
	Short-term investments	Money market fund	16,716,911	16,716,911	16,716,911
	Total Wells Fargo – Non-ESOP Fund				872,746,100
					$45,504,111,141
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

53

EXHIBITS

Exhibit No.	Description	Location

23	Consent of Independent Registered Public Accounting Firm	Filed herewith.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Cara Peck
Cara Peck
Executive Vice President
Head of Enterprise HR Solutions
Wells Fargo & Company

June 28, 2018